



PREMIER

October 23, 2019

Dear Premier Stockholders:

I am pleased to invite you to attend the Premier, Inc. 2019 Annual Meeting of Stockholders (the "Annual Meeting"). The meeting will be held on Friday, December 6, 2019, at our corporate headquarters located at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, beginning at 10:00 a.m., Eastern Standard Time.

We will consider the items of business described in the Notice of 2019 Annual Meeting of Stockholders and in the proxy statement accompanying this letter. The proxy statement contains important information about the matters to be voted on and the process for voting, along with information about Premier and its management and directors.

Every stockholder's vote is important to us. Even if you plan to attend the Annual Meeting in person, *please promptly vote* by submitting your proxy by phone, by Internet or by mail if you hold Class A common stock or by providing your voting instructions to Wells Fargo Delaware Trust Company, N.A., the trustee of the Class B common stock under the Voting Trust Agreement, if you beneficially own Class B common stock. The "Frequently Asked Questions" section of the proxy statement and the enclosed proxy card (or in the case of Class B common stock, the voting instruction card) each contain detailed instructions for submitting your proxy or instructions and voting your shares. If you plan to attend the Annual Meeting in person, you must have an admission ticket and a form of personal identification in order to be admitted to the meeting.

On behalf of the directors, management and employees of Premier, thank you for your continued support of and ownership in our company.

Sincerely,

Terry D. Shaw

Terry D. Shaw
Chair of the Board of Directors

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

DATE & TIME:
Friday, December 6, 2019
10:00 a.m. EST

PLACE:
Premier, Inc.'s corporate headquarters
13034 Ballantyne Corporate Place, Charlotte, North Carolina

At the Annual Meeting, we will consider:

Item 1. The election of five Class III Directors to the Board of Directors to serve until our 2022 annual meeting of stockholders.

Item 2. The ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for our fiscal year 2020.

Item 3. The approval, on an advisory basis, of the compensation of our named executive officers as disclosed in the proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission.

Item 4. The transaction of such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Holders of Class A common stock and Class B common stock at the close of business on our record date of October 9, 2019 are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment of the meeting. With respect to the matters to be voted upon at the Annual Meeting, all shares of Class A and Class B common stock will be voted together as a single class. For Class A common stock, the shares will be voted if present in person or represented by proxy. For Class B common stock, the shares will be voted by Wells Fargo Delaware Trust Company, N.A. (the "Trustee"), as trustee under the Voting Trust Agreement (the "VTA"), among Premier, Inc., Premier Healthcare Alliance, L.P. (f/k/a Premier Purchasing Partners, L.P.), the holders of our Class B common stock and the Trustee. As of the record date, our outstanding Class B common stock represented 50.1% of our total outstanding shares of Class A and Class B common stock combined. Although we expect the number of outstanding shares of Class B common stock to fall below 50.0% of our total number of shares of Class A and Class B common stock outstanding after the October 31, 2019 Class B Unit exchange process, the holders of Class B common stock can nevertheless significantly influence the outcome of the matters to be voted upon at the Annual Meeting. See "Frequently Asked Questions" in the accompanying proxy statement for more information on the Class B common unit exchange process. References herein to "holders of our Class B common stock," or similar phrases, are to the beneficial owners of the Class B common stock held by the Trustee pursuant to the VTA. The Trustee is the sole record holder of our Class B common stock.

Your vote is important. Holders of Class A and Class B common stock should vote or provide voting instructions, as applicable, in one of these ways:



INTERNET
Go to *www.proxyvote.com* and follow the instructions. You will need to enter the control number printed on your proxy or voting instruction card



TELEPHONE
Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy or voting instruction card



MAIL
Complete, sign, date and promptly return your proxy or voting instruction card in the enclosed envelope

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In addition, holders of Class A common stock may submit a completed ballot in person at the Annual Meeting. While holders of Class B common stock are welcome to attend the Annual Meeting in person, they will not be able to vote or provide voting instructions at the Annual Meeting. Holders of Class B common stock may only vote their Class B common stock by providing voting instructions to the Trustee.

For a period of at least 10 days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be open for examination by any stockholder for any purpose germane to the meeting during regular business hours at our corporate headquarters located at 13034 Ballantyne Corporate Place, Charlotte, North Carolina.

> If you plan to attend the Annual Meeting, you will need to obtain an admission ticket and present photo identification. Instructions on how to obtain an admission ticket are set forth in the accompanying proxy statement under "How do I gain admission to the Annual Meeting?"

Important Notice Regarding the Availability of Proxy Materials
For the Annual Meeting of Stockholders to be Held on December 6, 2019

Premier, Inc.'s proxy statement on Schedule 14A, form of proxy or voting instruction card and 2019 Annual Report on Form 10-K are available at *www.proxyvote.com* after entering the control number printed on your proxy or voting instruction card.

By order of the Board of Directors,

[signature: Angela P. Winter]

Angela P. Winter
Corporate Secretary
October 23, 2019

PROXY SUMMARY

This summary highlights information about our company and the 2019 Annual Meeting of Stockholders that is included elsewhere in the proxy statement. It does not contain all of the information you should consider before voting your shares. We encourage you to read the entire proxy statement before casting your vote.

2019 Annual Meeting of Stockholders

DATE & TIME:

Friday, December 6, 2019 10:00 a.m. Eastern Standard Time



PLACE:

Premier, Inc. 13034 Ballantyne Corporate Place, Charlotte, North Carolina



RECORD DATE:

Holders of Class A common stock and Class B common stock at the close of business on our record date of **October 9, 2019** are entitled to notice of and to vote at the Annual Meeting.



Voting Recommendations of the Board

Item	Item Summary	FOR	AGAINST	Page
1	The election of five Class III Directors to the Board of Directors to serve until our 2022 annual meeting of stockholders.	✔		11
2	The ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for our fiscal year 2020.	✔		21
3	The approval, on an advisory basis, of the compensation of our named executive officers as disclosed in the proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission.	✔		23

2019 Performance Highlights*

NET REVENUE



FY18   FY19

3%
1-YEAR REVENUE GROWTH

NON-GAAP ADJUSTED EPS

$2.66

FOR FISCAL YEAR 2019

16%
1-YEAR EPS GROWTH

NON-GAAP ADJUSTED EBITDA



FY18   FY19

4%
1-YEAR EBITDA GROWTH

* Based on continuing operations calculated in accordance with GAAP as reported in our 2019 Form 10-K

Stockholder Say-on-Pay Vote

97.8% say-on-pay votes cast were votes "FOR" our executive compensation program in 2018, showing strong support for our compensation principles, programs and governance practices

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Table of Contents

2019 PROXY STATEMENT

INTRODUCTION

The 2019 Annual Meeting of Stockholders (the "Annual Meeting") of Premier, Inc., a Delaware corporation ("Premier," "we," "us," "our" or the "Company"), will be held on Friday, December 6, 2019, beginning at 10:00 a.m., Eastern Standard Time, at our principal executive offices located at 13034 Ballantyne Corporate Place, Charlotte, North Carolina 28277. We encourage all of our stockholders to vote at or before the Annual Meeting, and we hope the information contained in this document will help you decide how you wish to vote.

FREQUENTLY ASKED QUESTIONS

What is the purpose of this proxy statement?

Our Board of Directors (the "Board of Directors" or "Board") is (i) soliciting a proxy from each holder of our Class A common stock to vote on, and (ii) requesting that voting instructions be provided by each holder of our Class B common stock to Wells Fargo Delaware Trust Company, N.A. with respect to, the items to be considered at the Annual Meeting, which will be held on December 6, 2019. Wells Fargo Delaware Trust Company, N.A. is the trustee (the "Trustee") of the voting trust (the "Class B Voting Trust") under the Voting Trust Agreement (the "VTA") among Premier, Premier Healthcare Alliance, L.P. f/k/a Premier Purchasing Partners, L.P. ("Premier LP"), the holders of our Class B common stock and the Trustee. References herein to "holders of our Class B common stock" or similar phrases are to the beneficial owners of the Class B common stock held by the Trustee pursuant to the VTA. The Trustee is the sole record holder of our Class B common stock.

This proxy statement and related materials are first being provided to our stockholders on or about October 23, 2019.

Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to the rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet rather than mailing paper copies of these materials to each stockholder. We believe that this process expedites stockholders' receipt of the proxy materials, lowers the costs of the Annual Meeting and helps conserve natural resources. On or about October 23, 2019, we will mail to each stockholder (other than those stockholders who had previously requested electronic or paper delivery of the proxy materials) a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including our proxy statement and annual report, on the Internet and how to access a proxy card (or voting instruction card in the case of holders of our Class B common stock) to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to request a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a paper copy of the proxy materials unless you request one. If you would like to receive a paper copy of the proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We may, at our discretion, voluntarily choose to mail or deliver a paper copy of the proxy materials, including our proxy statement and annual report, to one or more stockholders.

What items of business will be voted on at the Annual Meeting?

At the Annual Meeting, we will consider and act upon the following proposals:

1. The election of five Class III Directors to the Board of Directors to serve until our 2022 annual meeting of stockholders.

2. The ratification of the appointment of Ernst & Young LLP ("EY") to serve as our independent registered public accounting firm for our fiscal year 2020.

3. The approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

4. The transaction of such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Who is entitled to vote at the Annual Meeting?

Holders of Class A common stock. Holders of our Class A common stock as of the record date of October 9, 2019 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment of the meeting.

Holders of Class B common stock. The Trustee, as the record holder of the Class B common stock on the Record Date, is entitled to vote the Class B common stock at the Annual Meeting and any postponement or adjournment of the meeting. As provided in the VTA, beneficial owners of Class B common stock as of the Record Date are eligible to provide voting instructions to the Trustee with respect to their shares of Class B common stock. Beneficial owners of Class B common stock must provide voting instructions not later than 11:59 p.m., Eastern Standard Time, on December 3, 2019 in order to be counted.

How will the Trustee vote the Class B common stock held in the Class B Voting Trust?

Based on the instructions of the beneficial owners of the Class B common stock and pursuant to the VTA, the Trustee will vote all of the Class B common stock as a block in the manner determined by the plurality of the votes timely received by the Trustee from such beneficial owners of Class B common stock for the election of directors to serve on our Board of Directors, and by a majority of the votes timely received by the Trustee from such beneficial owners of the Class B common stock for all other matters. In the event that the voting instructions provided by the beneficial owners of the Class B common stock result in a tie, the Trustee shall vote all shares of Class B common stock held in the Class B Voting Trust based upon our written direction. In such case, we intend to instruct the Trustee to vote the shares of Class B common stock in accordance with the recommendations of the Board of Directors on each matter as set forth in this proxy statement.

How does the Board of Directors recommend stockholders vote on the business of the Annual Meeting?

The Board of Directors recommends that stockholders vote their shares:

1. "**FOR**" the election of each of the five Class III Director nominees identified in this proxy statement.

2. "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year 2020.

3. "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote in accordance with their judgment on such matter.

How many shares can be voted at the Annual Meeting?

At the close of business on October 9, 2019, 62,195,417 shares of our Class A common stock and 62,455,345 shares of our Class B common stock were outstanding. Each share of Class A common stock and each share of Class B common stock is entitled to one vote. The Trustee of the Class B Voting Trust will vote all shares of Class B common stock as a block based on voting instructions from the beneficial owners of the Class B common stock (or pursuant to our written directions, in the event such instructions result in a tie), as described above.

How many shares must be present or represented at the Annual Meeting to constitute a quorum to conduct business?

Under our Amended and Restated Bylaws (the "Bylaws"), the holders of a majority of the voting power of our stock (Class A common stock and Class B common stock combined) issued and outstanding and entitled to vote at the

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Annual Meeting, present in person or represented by proxy at the Annual Meeting, constitute a quorum to conduct business at the Annual Meeting. Abstentions will be treated as present for purposes of determining a quorum. Regardless of how the beneficial owners of Class B common stock instruct the Trustee to vote their shares, under the VTA, all of the shares of Class B common stock held in the Class B Voting Trust will be counted as present for the purposes of establishing a quorum. Based on the significant number of shares of Class B common stock held in the VTA as of the record date, we expect to have a quorum established for the Annual Meeting.

What vote is required to approve each of the items of business?

Item 1—Election of directors. Directors will be elected by the holders of a plurality of the votes cast by the holders of Class A common stock and Class B common stock entitled to vote at the Annual Meeting, voting together as one class, whether present in person or represented by proxy at the Annual Meeting.

Item 2—Ratification of independent registered public accounting firm. The affirmative vote of the holders of a majority of the votes cast by the holders of Class A common stock and Class B common stock entitled to vote at the Annual Meeting, voting together as one class, whether present in person or represented by proxy at the Annual Meeting, is required to ratify EY as our independent registered public accounting firm.

Item 3—Approval, on an advisory basis, of the compensation of our named executive officers ("say-on-pay"). Please note that the "say-on-pay" vote is only advisory in nature and has no binding effect on us or our Board of Directors. Our Board of Directors will consider Item 3 approved if the votes cast in favor of such proposal exceed the votes cast against such proposal.

Can Class B holders influence the outcome of the proposals?

As of the Record Date, our outstanding Class B common stock represented approximately 50.1% of our total outstanding shares of Class A common stock and Class B common stock combined. We expect the number of outstanding shares of Class B common stock to fall below 50.0% of our total number of shares of Class A and Class B common stock outstanding after the October 31, 2019 Class B Unit exchange process. Nevertheless, the number of shares of Class B common stock expected to be held in the Class B Voting Trust can significantly influence the outcome of each item under consideration. Although the beneficial owners of our Class B common stock have not indicated how they will instruct the Trustee to vote their shares of Class B common stock, under the VTA, they are required to use reasonable efforts to (i) cause the appointment or nomination of directors necessary to constitute the full Board of Directors, (ii) cause the election of at least three independent directors, including one who is an "audit committee financial expert" under the federal securities laws, (iii) cause us to be in compliance with NASDAQ stock market ("NASDAQ") listing requirements, and (iv) ensure that independent directors selected by the Nominating and Governance Committee constitute at least a majority of the full Board of Directors by July 31, 2020 (12 months after the date we ceased to qualify as a "controlled company" under the NASDAQ rules).

In the event that the voting instructions provided by the beneficial owners of the Class B common stock result in a tie, the Trustee shall vote all shares of Class B common stock held in the Class B Voting Trust based upon our written direction. In such case, we intend to instruct the Trustee to vote the shares of Class B common stock in accordance with the recommendations of the Board of Directors on each matter as set forth in this proxy statement. Generally, the VTA will terminate when the holders of our Class B common stock cease to beneficially own in the aggregate at least 20% of our outstanding common stock.

In addition, according to the records of our transfer agent, as of the Record Date, certain holders of our Class B common stock also beneficially owned 2,464,674 shares of our Class A common stock, representing approximately 4.0% of our outstanding Class A common stock and representing approximately 2.0% of our total outstanding shares of Class A common stock and Class B common stock combined.

See "What effect do abstentions and broker non-votes have on the items of business?" for the effect of abstentions and broker non-votes on the required votes above.

What is the Class B common unit exchange process? Will it impact the Annual Meeting?

In connection with our reorganization and initial public offering ("IPO"), our member owners were issued Class B common units in Premier LP and an equivalent number of shares of our Class B common stock. Subject to the terms

of the Exchange Agreement entered into as of September 25, 2013, and effective as of October 1, 2013, by and among us, Premier LP and its limited partners (the "Exchange Agreement"), each member owner has the cumulative right, subject to certain restrictions, commencing on October 31, 2014, and during each year thereafter, to exchange up to one-seventh of its initial allocation of Premier LP Class B common units, as well as any additional Premier LP Class B common units purchased by such member owner pursuant to certain rights of first refusal set forth in the Exchange Agreement, on a quarterly basis, for shares of our Class A common stock (on a one-for-one basis), cash or a combination of both, the form of consideration to be at the discretion of the Audit and Compliance Committee of our Board of Directors. For each Premier LP Class B common unit that is exchanged pursuant to the Exchange Agreement, the member owner will also surrender one corresponding share of Premier Class B common stock, which will automatically be retired.

As of the Record Date, there were 62,455,345 Class B common units of Premier LP outstanding. On October 31, 2019, the next quarterly exchange date under the Exchange Agreement, 47,962,098 Class B common units of Premier LP will be eligible for exchange under the Exchange Agreement. Based on indicated participation in the October 31, 2019, Class B common unit exchange process, as of October 14, 2019, a maximum of 7,127,966 Class B common units will be exchanged for shares of Class A common stock, cash or a combination thereof, as determined by our Audit and Compliance Committee. Correspondingly, we expect an equal number of shares of Class B common stock to be removed from the Class B Voting Trust and retired. On or about October 31, 2019, we expect to file with the SEC a Current Report on Form 8-K regarding the final results of the October 31, 2019 exchange process.

Since the exchange date does not occur until October 31, 2019, which is after the Record Date, any shares of our Class A common stock issued in exchange for Class B common units will not be entitled to be voted at the Annual Meeting and, accordingly, will not have any impact on the outcome of the matters presented for approval. Upon retirement of shares of Class B common stock in connection with any Class B common unit exchange, the number of shares of Class B common stock held in the Class B Voting Trust will also be reduced, and, since such shares of Class B common stock will no longer be eligible to be voted by the Trustee, the Trustee will not include those ineligible shares in its determination of the vote to be made on behalf of the holders of Class B common stock at the Annual Meeting.

As previously noted, as of the Record Date, our outstanding Class B common stock represented approximately 50.1% of our total outstanding shares of Class A common stock and Class B common stock combined. Although we expect the number of outstanding shares of Class B common stock to fall below 50.0% of our total number of shares of Class A and Class B common stock outstanding after the October 31, 2019 Class B Unit exchange process, the holders of Class B common stock can nevertheless significantly influence the outcome of each item under consideration. Following the completion of the exchange process, assuming we settled the exchange solely with shares of Class A common stock, we expect the Class B common stock to represent approximately 44.4% of our total outstanding shares of Class A common stock and Class B common stock combined. Assuming we settled the exchange solely with cash, we expect the Class B common stock to represent approximately 47.1% of our total outstanding shares of Class A common stock and Class B common stock combined. While we do not currently expect the Class B common unit exchange process to materially impact the Annual Meeting or the matters to be voted upon thereat, in the event that is not the case, we will provide updated soliciting material to our stockholders prior to the Annual Meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our Class A common stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of record. If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered, with respect to those shares, the stockholder of record, and we have made these proxy materials available to you over the Internet or have delivered paper copies of these materials to you by mail, in connection with the solicitation of proxies for the Annual Meeting. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you

by your broker, bank or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in "What effect do abstentions and broker non-votes have on the items of business?" below.

All of the Class B common stockholders are beneficial owners of the Class B common stock held in the Class B Voting Trust. The Trustee is the record holder of all of the shares of Class B common stock. Beneficial owners of Class B common stock will receive a voting instruction card that should be used to provide voting instructions to the Trustee.

How can I have my shares represented at the Annual Meeting?

Voting by Proxy or Returning Voting Instruction Card

Holders of Class A common stock may submit a proxy by:

- following the instructions on your proxy card to vote by telephone or the Internet. These instructions can also be found at www.proxyvote.com. Your telephone or Internet proxy must be received no later than 11:59 p.m., Eastern Standard Time, on December 5, 2019; or

- completing, signing, dating and returning the proxy card so that it is received prior to the Annual Meeting.

Michael J. Alkire and David L. Klatsky (the "proxy holders") have been designated by our Board of Directors to vote the shares represented by proxy at the Annual Meeting. Mr. Alkire is our President, and Mr. Klatsky is our General Counsel.

- The proxy holders will vote the shares represented by your valid and timely received proxy in accordance with your instructions.

- If you do not specify instructions on your proxy when you submit it, the proxy holders will vote the shares represented by the proxy in accordance with the recommendations of the Board of Directors on each item of business listed above.

- If any other matter properly comes before the Annual Meeting, the proxy holders will vote the shares represented by proxy on that matter in their discretion.

Holders of Class B common stock may submit voting instructions by:

- following the instructions on your voting instruction card to vote by telephone or the Internet. These instructions can also be found at www.proxyvote.com. Your telephone or Internet voting instructions must be received no later than 11:59 p.m., Eastern Standard Time, on December 3, 2019; or

- completing, signing, dating and returning your voting instruction card so that it is received no later than 11:59 p.m., Eastern Standard Time, on December 3, 2019.

Holders of Class B common stock must vote their shares in accordance with the VTA. Holders of Class B common stock must return their voting instructions as indicated above in order to have their voting instructions considered by the Trustee. Pursuant to the VTA, the Trustee, as the record holder, will vote all of the Class B common stock as a block in the manner determined by the plurality of the votes timely received by the Trustee for the election of directors to serve on our Board of Directors, and by a majority of the votes timely received by the Trustee for all other matters. The Trustee may vote the Class B common stock in person or by proxy in a manner similar to the holders of our Class A common stock.

Attending the Meeting

While we encourage voting in advance by proxy, holders of Class A common stock also have the option of voting their shares in person at the Annual Meeting. Beneficial owners of Class B common stock may only vote their shares in accordance with the terms of the VTA and cannot vote their shares in person at the Annual Meeting (although they are invited and welcome to attend the Annual Meeting in person).

Shares of Class A common stock held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. Submitting your proxy by telephone, by Internet or by mail will in no way limit your right to vote at the Annual Meeting if you later decide to attend in person.

Shares of Class A common stock held beneficially in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. **Owners of shares of Class A common stock held in street name that expect to attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.**

Please see "How do I gain admission to the Annual Meeting?" below if you plan to attend the Annual Meeting in person.

Even if you currently plan to attend the Annual Meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Can I change my vote or voting instructions, or revoke my proxy, after I return my proxy or voting instruction card?

Holders of Class A common stock. You may change your vote or revoke your proxy before your proxy is voted at the Annual Meeting by:

- sending written notice to Angela P. Winter, Corporate Secretary, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, so long as your revocation is received by 11:59 p.m., Eastern Standard Time, on December 5, 2019;

- submitting a proxy bearing a later date than the proxy being revoked to Vote Processing c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, so long as your later dated proxy is received by 11:59 p.m., Eastern Standard Time, on December 5, 2019;

- voting again by telephone or the Internet by 11:59 p.m., Eastern Standard Time, on December 5, 2019; or

- attending the Annual Meeting and voting in person.

Holders of Class B common stock. You may change your voting instructions before the Trustee votes on your behalf at the Annual Meeting by:

- submitting voting instructions bearing a later date than the voting instructions being revoked to Vote Processing c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, so long as your later dated voting instructions are received by 11:59 p.m., Eastern Standard Time, on December 3, 2019; or

- submitting your voting instructions again by telephone or the Internet by 11:59 p.m., Eastern Standard Time, on December 3, 2019.

What effect do abstentions and broker non-votes have on the items of business?

A "broker non-vote" occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner of Class A common stock, your bank, broker or other nominee holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter, including a director election, a matter relating to executive compensation or any stockholder proposal. In that case, without your voting

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instructions, a broker non-vote will occur. For all other matters, including the ratification of our independent registered public accounting firm, the record holder may vote at its discretion. You should consult your bank, broker or other nominee holder if you have questions about this. As indicated above, our Board of Directors will consider Item 3 ("say-on-pay") approved if the votes cast in favor of such proposal exceed the votes cast against such proposal. Accordingly, broker non-votes will not be counted as votes cast for or against Item 3.

An "abstention" will occur at the Annual Meeting if your shares of Class A common stock are deemed to be present at the Annual Meeting, either because you attend the Annual Meeting or because you have properly completed and returned a proxy, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the Annual Meeting. An abstention on any of the items listed above will have the effect of a vote against that item, except for the election of directors and Item 3 ("say-on-pay"), in each case for which abstentions will not be counted.

The affirmative vote of at least a majority of our issued and outstanding shares present, in person or by proxy, and entitled to vote at the Annual Meeting will be required to approve any stockholder proposal validly presented at a meeting of stockholders. Under applicable Delaware law, in determining whether any stockholder proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against any stockholder proposal, except for the election of any director nominee. Abstentions will have no effect on a vote to elect a director nominee, and broker non-votes will be ignored for all votes. There are no dissenters' rights of appraisal in connection with any stockholder vote to be taken at the Annual Meeting.

Shares of Class B common stock will be voted in accordance with the VTA. We do not expect any broker non-votes or abstentions at the Annual Meeting with respect to our Class B common stock.

What does it mean if I receive more than one proxy or voting instruction card?

Most likely, it means (i) your shares of Class A common stock are registered differently or are in more than one account or (ii) you own shares of both Class A and Class B common stock. Please provide voting instructions for all proxy and voting instruction cards you receive.

How do I gain admission to the Annual Meeting?

Attendance at the Annual Meeting is limited to Class A and Class B common stockholders as of the Record Date. Registration will begin at 9:15 a.m., Eastern Standard Time. **You will need to bring an admission ticket and valid picture identification.** Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional rules of conduct regarding the meeting may be provided at the meeting.

To obtain an admission ticket in advance of the meeting, you must send a written request or email along with proof of ownership (such as your brokerage firm account statement, statement of holdings from our transfer agent or Voting Trust Certificate) to Investor Relations, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277 or annualmeeting@premierinc.com. To allow for timely eligibility verification and document processing, your written request must be received no later than 11:59 p.m., Eastern Standard Time, December 4, 2019. Failure to obtain an admission ticket in advance of the meeting may result in your not being allowed to attend the meeting. Please bring photo identification with you for admittance to the meeting.

Who pays the cost of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. If you choose to access the proxy materials or vote over the Internet, however, you are responsible for Internet access charges you may incur. In addition to the mailing of these proxy materials, if requested, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians and other fiduciaries who hold shares of our stock in street name to forward these proxy solicitation materials to the beneficial owners of those shares, and we will reimburse the reasonable out-of-pocket expenses they incur in doing so. At our discretion, we may engage a proxy solicitation firm to assist us with the solicitation process, for which we will bear the costs of any such engagement. We will also reimburse the Trustee for any reasonable expenses incurred in connection with the administration of its duties under the VTA in connection with the Annual Meeting.

Who will count the votes?

We have retained Broadridge Financial Solutions to tabulate the votes and serve as the independent inspector of election for the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

We will publish the final results of the voting in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

Can I access the proxy statement and annual report on the Internet?

Yes. As noted above, we are furnishing our proxy materials to our stockholders via the Internet, except for those stockholders who have elected to receive paper copies. We highly recommend that you receive electronic delivery of Premier, Inc. proxy statements, annual reports and other stockholder communications. This helps reduce the use of paper and reduces our printing, postage and other costs. If you have previously requested paper copies of such materials, you can elect to receive electronic copies when you vote on the Internet.

This proxy statement, the form of proxy and voting instruction card and our Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (the "2019 Form 10-K") are available at www.proxyvote.com. If you are a stockholder of record who has requested to receive paper copies of the proxy materials and would like to access future Company proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the Internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the Internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have Internet access, we hope you make this choice.

What is "householding" and how does it affect me?

Pursuant to SEC rules, we are permitted to deliver one copy of our Notice of Internet Availability of Proxy Materials, and our proxy materials for those who have elected paper copies, in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under this procedure, stockholders of record who have the same address and last name receive only one copy of the Notice of Internet Availability of Proxy Materials or proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, AND PROXY MATERIALS IF APPLICABLE, PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our Corporate Secretary at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-816-4662.

If you are a beneficial stockholder and you choose not to have the aforementioned disclosure documents sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you are a beneficial stockholder and other stockholders with whom you share an address currently receive multiple copies of the aforementioned disclosure documents, or if you hold stock in more than one account and, in either case, you wish to receive only a single copy of the disclosure documents, please contact Broadridge Financial Solutions at the address or phone number above. If you own shares in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

PREMIER

Who should I contact if I have questions?

If you are a holder of our Class A or Class B common stock through a brokerage account or the Class B Voting Trust, as applicable, and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account or the Trustee of the Class B Voting Trust, accordingly.

If you are a registered holder of our Class A common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-704-816-5958.

As an additional resource, the SEC website has a variety of information about the proxy voting process at www.sec.gov/spotlight/proxymatters.shtml.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. UNDER NO CIRCUMSTANCES DOES THE DELIVERY OF THIS PROXY STATEMENT CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT.

COMPANY INFORMATION AND MAILING ADDRESS

We were organized as a Delaware corporation in 2013. Our mailing address is Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, and our telephone number is 704-357-0022. Our website address is www.premierinc.com. References in this proxy statement to "Premier," the "Company," "we," "us" and "our" refer to Premier, Inc. and our consolidated subsidiaries, unless the context requires otherwise. References to "PHSI" refer to Premier Healthcare Solutions, Inc., and references to "Premier Plans" refer to Premier Plans, LLC, an affiliate of Premier that was merged into PHSI in 2013 in connection with our reorganization and IPO. Information on our website is not intended to be and shall not be deemed to be incorporated into this proxy statement.

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ITEMS OF BUSINESS REQUIRING YOUR VOTE

ITEM 1 – ELECTION OF DIRECTORS

The Board is divided into three classes, each containing as nearly as possible an equal number of directors. The current term of office for our Class III Directors expires at the Annual Meeting, while the term for our Class I Directors expires at the 2020 annual meeting and the term for our Class II Directors expires at the 2021 annual meeting. Upon unanimous recommendation by the Nominating and Governance Committee of the Board of Directors, the Board proposes that the following nominees be elected for new terms of three years and until their successors are duly elected and qualified as Class III Directors: Susan D. DeVore, Jody R. Davids, Peter S. Fine, David H. Langstaff and Marvin R. O'Quinn. Each nominee has consented to serve if elected, and each nominee is currently a member of our Board of Directors. If any of them becomes unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxy holders will vote for the substitute nominee designated by the Board.

Director Qualifications and Biographies

The Nominating and Governance Committee, consistent with the desires of the full Board, seeks to achieve a Board that represents a diverse mix of skills, perspectives, talents, backgrounds and education that will enhance our decision-making process, oversee management's execution of strategic objectives and represent the interests of all of our stockholders. Key factors considered in connection with the selection of director nominees are independence, critical thinking skills, practical wisdom and mature judgment in the decision-making process. Our Board composition reflects our commitment to include individuals from diverse backgrounds and with diverse experience, and the members of our Nominating and Governance Committee are mindful of that objective when they nominate directors for election. Our Board composition also reflects the Nominating and Governance Committee's determination as to the appropriate size of the Board to facilitate effective communication and cooperation.

Important information about our corporate governance practices, the responsibilities and functioning of the Board and its committees, director compensation and related party transactions is found elsewhere in this proxy statement. We encourage you to review this information in connection with your decisions on the election of the director nominees.

The information set forth below includes, with respect to each nominee and each continuing director, his or her age as of the Record Date, principal occupation and employment during the past five years, the year in which he or she first became one of our directors, and other public company directorships held by such person during the last five years. Further, the independence status of each nominee and each continuing director, as determined by the Board of Directors in accordance with the standards set forth in our Corporate Governance Guidelines and the listing standards of NASDAQ, is provided below. A director or director nominee designated below as a "member-director" is a director employed by a Premier stockholder hospital or health system or by a group affiliate or other non-provider organization affiliated with one or more Premier member facilities participating in our group purchasing program, which we refer to as our "member owners". Although member-directors may meet the quantifiable criteria set forth in the director independence definition contained in the listing standards of NASDAQ, because of each member-director's and/or their employer's relationship to us, we have deemed member-directors as not independent. Each of our directors also serves on the board of managers of Premier Services, LLC, a wholly-owned subsidiary of Premier and the general partner of Premier LP.

In addition to the experience, qualifications, attributes and skills of each nominee and continuing director outlined below, which have led the Board to conclude that such person should serve as a member of the Board, our Board believes that each nominee and each continuing director has demonstrated broad-based business knowledge, outstanding achievement in his or her professional career, commitment to ethical and moral values, personal and professional integrity, sound business judgment and a commitment to corporate citizenship.

Directors Standing for Election

Nominees to Serve as Class III Directors until the 2022 Annual Meeting



Age: 60

Director Since: 2013

Committee Memberships:
Member Agreement Review Committee

Employee-Director

Susan D. DeVore

Experience:
- Chief Executive Officer of Premier since May 2013
- President of Premier from 2013 to April 2019, and Chief Executive Officer of PHSI and the general partner of Premier LP since 2009
- Member of the board of directors of PHSI since 2009 and the board of managers of Premier Plans from 2009 to 2013
- Chief Operating Officer of PHSI from 2006 to 2009 and of a number of other Premier entities from 2007 to 2009
- Previous executive experience includes over 20 years at Ernst & Young LLP, including as a Senior Healthcare Industry Management Practice Leader
- Member of the board of directors and the audit committee and risk and finance committee of Unum Group, a New York Stock Exchange ("NYSE")-listed company that provides financial protection benefits in the United States and the United Kingdom
- Member of the board of directors or member of the following non-profit and state-based organizations: Healthcare Leadership Council, Coalition to Protect America's Healthcare, the Institute of Medicine Roundtable on Value and Science Driven Healthcare and UNC Charlotte
- Non-voting member of the audit and finance committees of the board of directors of Adventist Health System
- Obtained a bachelor's degree from the University of North Carolina at Charlotte and a Master of Management from McGill University

Skills/Qualifications:
We believe Ms. DeVore's qualifications to serve on our Board of Directors include her approximately 34 years of experience in senior positions involving hospital strategy, large-scale operations transformation, quality improvement and financial management.



Age: 63

Director Since: 2015

Committee Memberships:
Audit and Compliance Committee and Conflict Advisory Committee

Independent Director

Jody R. Davids

Experience:
- Retired
- Senior Vice President and Global Chief Information Officer of PepsiCo, Inc., a NYSE-listed company that has a global portfolio of food and beverage brands, from April 2016 to October 2019
- Chief Information Officer of Agrium, Inc., a NYSE-listed company and Toronto Stock Exchange-listed company that is a global producer and marketer of nutrients for agricultural and industrial markets, from April 2014 to April 2016
- Various executive and consulting roles with Agrium, Best Buy, Inc., a NYSE-listed company, and Cardinal Health, Inc., a NYSE-listed company, during the period from 2000 to 2014
- Obtained a bachelor's degree and a Master of Business Administration from San Jose State University

Skills/Qualifications:
We believe that Ms. Davids' qualifications to serve on our Board of Directors include her strong background in information technology, cybersecurity risk management, supply chain, logistics and distribution and her leadership experience serving in corporate senior executive positions of other publicly-traded companies.

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Age: 67

Director Since: 2013

Committee Memberships:
Finance Committee (Chair)

Member-Director

Peter S. Fine

Experience:

- President and Chief Executive Officer of Banner Health since 2000
- Member of the board of directors of Banner Health
- Member of the board of directors of PHSI from 2003 through 2009
- Previously served on the boards of directors of Accuray Incorporated and the Translational Genomics Research Institute and as member of the Heard Museum board of trustees
- Obtained a bachelor's degree from Ohio University and Master of Arts in Healthcare Administration from George Washington University

Skills/Qualifications:
We believe Mr. Fine's qualifications to serve on our Board of Directors include his approximately 42 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at a large healthcare system.



Age: 65

Director Since: 2016

Committee Memberships:
Audit and Compliance Committee, Conflict Advisory Committee and Member Agreement Review Committee

Independent Director

David H. Langstaff

Experience:

- President of Argotyche, Inc., a consulting and advisory services company, since 2013
- Interim Executive Vice President at The Aspen Institute since 2000, as well as various other leadership roles with The Aspen Institute since 1998
- Member of the board of directors of Boston Dynamics, an American engineering and robotics design company and a subsidiary of SoftBank Group, since 2017
- Chair of the Special Security Agreement Board of Idemia National Security Solutions LLC, a subsidiary of Idemia, the France-based global leader in Augmented Identity, since 2017
- President of Higher Ground LLC since 2018
- Previous board of directors and/or executive officer positions with TASC, Inc., Veridian Corporation (listed on NYSE), The Olive Group, SRA International (listed on NYSE), and QinetiQ Group PLC (listed on the London Stock Exchange) between 1995 and 2013
- Served on the Defense Business Board, which provides independent advice to the Secretary and Deputy Secretary of Defense
- Obtained a bachelor's degree, cum laude, and a Master of Business Administration from Harvard University

Skills/Qualifications:
We believe that Mr. Langstaff's qualifications to serve on the Company's Board include his strong background serving as senior executive of a variety of technology companies and his prior board and committee service with other publicly-traded companies.



Age: 67

Director Since: 2015

Committee Memberships:
Nominating and
Governance Committee

Member-Director

Marvin R. O'Quinn

Experience:
- President and Chief Operating Officer of CommonSpirit Health since February 2019
- Senior Executive Vice President and Chief Operating Officer of Dignity Health in San Francisco, California since 2009
- Previous executive roles with Jackson Health System, Atlantic Health System, New York Presbyterian Health System, Providence Medical Center and Providence Milwaukee Hospital
- Additional key positions with other hospitals and medical centers in Portland, Fresno and Seattle
- Holds board appointments with Charles Drew University of Medicine and Science (Chair), PriMed/Hill Physicians, Francisco Partners and Ministry Leadership Center
- Obtained a bachelor's degree and a Master of Health Administration from the University of Washington

Skills/Qualifications:
We believe that Mr. O'Quinn's qualifications to serve on our Board of Directors include his approximately 40 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.



Board Recommendation
The Board of Directors unanimously recommends a vote "**FOR**" the election of each of the director nominees named above.

In accordance with the Board's recommendation, the proxy holders will vote the shares of Class A common stock covered by valid and timely received proxies **"FOR"** the election of each of the Class III director nominees set forth above, unless instructed otherwise. The Trustee will vote all of the Class B common stock as a block in the manner determined by the plurality of the votes timely received by the Trustee.

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Other Directors Not Standing for Election at this Meeting

Directors who will continue to serve after the 2019 Annual Meeting are:

Class I Directors with Terms Expiring at the 2020 Annual Meeting



Age: 59

Director Since: 2015

Committee Memberships:
Nominating and
Governance Committee

Member-Director

Eric J. Bieber, MD

Experience:
- President and Chief Executive Officer of Rochester Regional Health System since November 2014
- Served in several roles from 2010 to November 2014 at University Hospitals in Cleveland, Ohio, most recently as the President of Community Hospitals West Region and President of University Hospitals Accountable Care Organizations
- Previously served in various positions with Geisinger Health Systems in Danville, Pennsylvania
- Member of the board of governors of the Greater New York Hospital Association, Inc. since 2016
- Practiced clinically as an Obstetrician/Gynecologist and Reproductive Endocrinologist
- Obtained a bachelor's degree from Illinois Wesleyan University and his Doctor of Medicine Degree from Loyola University's Stritch School of Medicine
- Obtained a master's degree in Microbiology from Illinois State University and a master's degree in Healthcare Management from Harvard University

Skills/Qualifications:
We believe that Dr. Bieber's qualifications to serve on our Board include his approximately 33 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.



Age: 64

Director Since: 2013

Committee Memberships:
Audit and Compliance
Committee, Conflict
Advisory Committee and
Compensation Committee

Independent Director

Stephen R. D'Arcy

Experience:
- Partner of Quantum Group LLC, an investment and consulting firm, since 2010
- Previous experience includes 34 years at PricewaterhouseCoopers LLP, a multinational professional services firm, including serving as Global Automotive Leader
- Director and audit committee member (committee Chair since 2017) of the board of Navistar International Corporation, a NYSE-listed company, since 2016
- Previously served on the board of directors of Vanguard Health Systems Inc., a company previously listed on the NYSE, Penske Corporation and the Hudson-Webber Foundation and served as Non-Executive Chair of the board of trustees of The Detroit Medical Center
- Obtained a bachelor's degree in Business Administration from the University of Michigan

Skills/Qualifications:
We believe Mr. D'Arcy's qualifications to serve on our Board of Directors include his strong financial, corporate accounting, business development and leadership experience, his current service on the audit committee of a publicly-traded company, his previous service as Chair of the audit committee of a publicly-traded healthcare company and his service on the boards at several privately-held companies and enterprises.



Age: 60

Director Since: 2015

Committee Memberships:
Nominating and
Governance Committee

Member-Director

William B. Downey

Experience:

- President and CEO of Riverside Health System in Newport News, Virginia since January 2012
- Previously served in various other roles with Riverside Health System, including Executive Vice President and Chief Operating Officer
- Fellow of the American College of Healthcare Executives
- Serves on the boards of directors of American Excess Insurance Exchange Risk Retention Group, Greater Peninsula NOW, Virginia Chamber of Commerce, Jamestown/Yorktown Foundation, Inc., The Virginia Hospital and Healthcare Association, Virginia Symphony Organization and An Achievable Dream, Inc., and on the advisory board of TowneBank – Peninsula
- Obtained a bachelor's degree from James Madison University and a master's degree in Health Administration from Virginia Commonwealth University/Medical College of Virginia

Skills/Qualifications:

We believe that Mr. Downey's qualifications to serve on our Board of Directors include his approximately 34 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at a large healthcare system.



Age: 65

Director Since: 2013

Committee Memberships:
Finance Committee

Member-Director

Philip A. Incarnati

Experience:

- President, Chief Executive Officer and director of McLaren Health Care Corporation since 1989
- Previously served as a member of the boards of directors of Anthelio HealthCare Solutions, Inc., King Pharmaceuticals, McKesson Corporation, Reliant Renal Care, Inc. and the Medical Staffing Network, and as Chair of the Eastern Michigan University board of regents
- Obtained a bachelor's degree and Master of Management and Finance from Eastern Michigan University

Skills/Qualifications:

We believe Mr. Incarnati's qualifications to serve on our Board of Directors include his approximately 42 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at a large healthcare system.

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Age: 49

Director Since: 2015

Committee Memberships:
Compensation Committee

Member-Director

Marc D. Miller

Experience:

- President of Universal Health Services, Inc., a NYSE-listed company headquartered in King of Prussia, Pennsylvania, since 2009
- Prior service in various executive roles and key positions with Universal Health Services, Central Montgomery Medical Center, Wellington Regional Medical Center, The George Washington University Hospital and Mayo Clinic
- Member of the board of directors of Universal Health Services since 2006 and of the board of trustees of Universal Health Realty Income Trust, a NYSE-listed company, since 2008
- Obtained a bachelor's degree from the University of Vermont and a Master of Business Administration with a concentration in healthcare management and finance from The Wharton School at the University of Pennsylvania

Skills/Qualifications:

We believe that Mr. Miller's qualifications to serve on our Board of Directors include his approximately 24 years of experience in the healthcare industry, his strong background in healthcare and healthcare management, his leadership experience serving in executive positions at large healthcare systems and his public company experience.

Class II Directors with Terms Expiring at the 2021 Annual Meeting



Age: 66

Director Since: 2015

Committee Memberships:
Finance Committee

Member-Director

Barclay E. Berdan

Experience:

- Chief Executive Officer of Texas Health Resources since 2014
- Served in various executive roles with Texas Health Resources since 1986, including Chief Operating Officer, Senior Executive Vice President, President of Texas Health Harris Methodist Fort Worth and Vice President of Harris Methodist Southwest Hospital Fort Worth
- Previous leadership and administrative positions with American Medical International, Inc., Northwestern Memorial Hospital and Jackson Park Hospital
- Serves on the Healthcare Leadership Council and as Chair of the American Excess Insurance Exchange Risk Retention Group
- Past service as Chair of the United Way Campaign of Tarrant County, Texas, the Texas Association of Volunteer Hospitals, the American Heart Association of Tarrant County and the Texas Hospital Association
- Fellow of the American College of Healthcare Executives
- Obtained a bachelor's degree from Texas Christian University and a Master of Business Administration with a specialization in hospital administration from the University of Chicago

Skills/Qualifications:

We believe that Mr. Berdan's qualifications to serve on our Board of Directors include his approximately 43 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.



Age: 79

Director Since: 2013

Committee Memberships:
Compensation Committee (Chair), Finance Committee and Member Agreement Review Committee (Chair)

Independent Director

William E. Mayer

Experience:

- Partner and founder of Park Avenue Equity Partners in New York since 1999
- Member of the board of directors of PHSI and the board of managers of Premier Plans from 1997 to 2013
- Member of the boards of directors of BlackRock Capital Investment Corporation, a NASDAQ-listed company, Lee Enterprises, Incorporated, a NYSE-listed company, and Rosehill Resources, Inc., a NASDAQ-listed company, and previous member of the boards of directors of numerous other publicly-traded and privately held companies
- Member of the board of trustees of The Aspen Institute, and Chair from 2000 to 2008
- Serves on the boards of Lirio, Inc., Rubin Museum and Friends of Florence, on the board of governors at the Pardee RAND Graduate School, as a member of the Council on Foreign Relations and as the Vice Chair of the Middle East Investment Initiative
- Named to the 2013 National Association of Corporate Directors
- Obtained a bachelor's degree and Master of Business Administration from the University of Maryland

Skills/Qualifications:
We believe Mr. Mayer's qualifications to serve on our Board of Directors include his approximately 34 years of experience in financial and senior executive positions at various companies and his experience serving on the boards of several publicly-traded companies.



Age: 55

Director Since: 2015

Committee Memberships:
Nominating and Governance Committee

Member-Director

Scott Reiner

Experience:

- Chief Executive Officer of Adventist Health System/West, a hospital system serving more than 75 communities in California, Oregon, Washington and Hawaii, since 2014
- Previously served in various executive roles with Adventist Health, including Executive Vice President, Chief Operating Officer and Senior Vice President
- Prior executive positions with Glendale Adventist Medical Center, General Health System, Tennessee Christian Medical Center and Affiliated Physicians Medical Group
- Member of the boards of directors of Adventist Health, California Hospital Association, Loma Linda University Health and Loma Linda University Medical Center and past member of the board of directors of American Hospital Association Region Nine
- Obtained a bachelor's degree from Pacific Union College, a Master of Science in Health Administration from California State University, Northridge and a Certificate in Managed Care Administration from the University of Missouri, and licensed as a registered nurse

Skills/Qualifications:
We believe that Mr. Reiner's qualifications to serve on our Board of Directors include his approximately 31 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.

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Age: 57

Director Since: 2013

Committee Memberships:
Nominating and Governance Committee (Chair) and Finance Committee

Member-Director

Terry D. Shaw

Experience:

- Chief Executive Officer of AdventHealth (f/k/a Adventist Health System), a nine-state health system headquartered in Florida, since 2017
- Previously served with AdventHealth since 2000, including as the Executive Vice President, Chief Financial Officer and Chief Operations Officer from 2010 to 2017
- Chair of the Board of Directors of Premier since August 2019, Vice Chair of the Board of Directors of Premier from July 2015 to August 2019, and member of the board of directors of PHSI and the board of managers of Premier Plans from 2012 to 2013
- Member of the American College of Healthcare Executives and the Healthcare Leadership Council
- Member of the board of directors of AdventHealth
- Obtained a bachelor's degree from Southern Adventist University and a Master of Business Administration from the University of Central Florida

Skills/Qualifications:

We believe Mr. Shaw's qualifications to serve on our Board of Directors include his approximately 35 years of experience in the healthcare industry, his strong background in finance, healthcare and healthcare management and his leadership experience serving in executive positions at a large healthcare system.



Age: 62

Director Since: 2013

Committee Memberships:
Compensation Committee and Finance Committee

Member-Director

Richard J. Statuto

Experience:

- Advisor to Bon Secours Mercy Health, primarily focused on strategic growth and innovation from September 2018 through August 2019
- President and Chief Executive Officer of Bon Secours Health System from 2005 to September 2018
- Chair of the Board of Directors of Premier from 2013 to August 2019, member of the board of directors of PHSI and the board of managers of Premier Plans from 2011 to 2013
- Previously served as President and Chief Executive Officer of St. Joseph Health System
- Member of the boards of directors of the Catholic Medical Mission Board and the Innovation Institute
- Previous service as Chair of the board of directors of Catholic Health Association and as Vice Chair of the board of directors of Christus Health System
- Obtained a bachelor's degree in chemical engineering from Vanderbilt University and a Master of Business Administration from Xavier University

Skills/Qualifications:

We believe Mr. Statuto's qualifications to serve on our Board of Directors include his approximately 34 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.



Age: 65

Director Since: 2013

Committee Memberships:
Audit and Compliance Committee (Chair), Conflict Advisory Committee, Nominating and Governance Committee and Member Agreement Review Committee

Independent Director

Ellen C. Wolf

Experience:
- Retired
- Previously served as Chief Financial Officer of American Water Works Company, Inc., the largest investor-owned U.S. water and wastewater company, as Senior Vice President and Chief Financial Officer of USEC, Inc. and as Vice President and Chief Financial Officer of American Water Works
- Director of Connecticut Water, a NASDAQ-listed company, since 2015, and former director and Chair of the audit committee of InfraREIT, L.L.C., a NYSE-listed company, from 2014 until its sale in 2019
- Former director of Airgas, Inc., a NYSE-listed company
- Serves on the board of the Philadelphia Zoo
- Obtained a bachelor's degree from Duke University and a Master of Business Administration from the University of Pennsylvania

Skills/Qualifications:

We believe that Ms. Wolf's qualifications to serve on our Board of Directors include her strong financial, corporate accounting, business development and leadership experience through her service in corporate senior executive positions, her service on the audit committee of another publicly-traded company and her prior service on the audit and compensation committees of a privately-held company.

There are no family relationships between any of our executive officers, directors and director nominees. The business address of each of our directors and director nominees is 13034 Ballantyne Corporate Place, Charlotte, NC 28277.

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ITEM 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Ernst & Young LLP

In accordance with its charter, the Audit and Compliance Committee selected the firm of Ernst & Young LLP ("EY") to be our independent registered public accounting firm for the fiscal year 2020 audit period and, with the endorsement of the Board of Directors, recommends to our stockholders that they ratify that appointment. The Audit and Compliance Committee will reconsider the appointment of EY for the next audit period if such appointment is not ratified. Representatives of EY are expected to attend the Annual Meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

The Audit and Compliance Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Compliance Committee has evaluated EY's qualifications, performance and independence, including that of the lead audit partner. The Audit and Compliance Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, EY is required to confirm that the provision of such services does not impair its independence.

Before selecting EY, the Audit and Compliance Committee carefully considered that firm's qualifications and prior performance. This included a review of its performance in prior years, and over the course of the most recently completed fiscal year, including the quality and efficiency of the services provided and EY's communication and interactions with our management and the Audit and Compliance Committee. The Audit and Compliance Committee also considered EY's independence, objectivity, reputation for integrity and competence in the fields of accounting and auditing, technical expertise, knowledge of our industry and business operations and fee structure. The Audit and Compliance Committee has expressed its satisfaction with EY in all of these respects. The Audit and Compliance Committee's review included inquiry concerning any litigation involving EY and any investigations or proceedings by the SEC or Public Company Accounting Oversight Board ("PCAOB") against the firm, if any. In this respect, the Audit and Compliance Committee has concluded that the ability of EY to perform services for Premier is in no way adversely affected by any such investigation or litigation.

EY has served as our auditor since 1991. We believe there are significant benefits to retaining a longer-tenured independent registered public accounting firm. EY has gained institutional knowledge and expertise regarding our business operations, accounting policies and practices, and internal control over financial reporting. We believe EY's audit and other fees are also competitive with peer companies because of EY's familiarity with us and operations. Notwithstanding EY's tenure, we believe EY's independence provides significant benefit to stockholders by ensuring an unbiased audit of our consolidated financial statements and our internal control over financial reporting.

Audit and Compliance Committee Pre-Approval of Accounting Services

The Audit and Compliance Committee of our Board of Directors is responsible for the appointment, oversight and evaluation of our independent registered public accounting firm. In accordance with our Audit and Compliance Committee's charter, our Audit and Compliance Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit and Compliance Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of EY.

The Audit and Compliance Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit and Compliance Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit and Compliance Committee approves services up to a specific amount of fees.

The Audit and Compliance Committee must then approve, in advance, any services or fees exceeding those pre-approved levels, subject to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act. The Audit and Compliance Committee may delegate general pre-approval authority to a subcommittee of which the Chair of the Audit and Compliance Committee is a member. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who may determine whether such services are included within the list of pre-approved services. All requests for services that have not been pre-approved must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from Premier.

Principal Accounting Fees and Services

The following table presents the fees billed to us and our subsidiaries for services rendered by EY for the fiscal years ended June 30, 2019 and 2018.

	FY 2019	FY 2018
	(in thousands)	
Audit Fees[1]	$3,994	$3,760
Audit-Related Fees[2]	465	534
Tax Fees[3]	76	115
Total[4]	$4,535	$4,409

(1) Represents audit fees billed in each of fiscal years 2019 and 2018. Audit fees in fiscal years 2019 and 2018 include the audit of our consolidated financial statements, the audit of our internal control over financial reporting, consent for the registration of securities with the SEC, and services provided in connection with the review of our quarterly condensed consolidated financial statements included in our SEC filings.

(2) Represents audit-related fees billed in each of fiscal years 2019 and 2018. Audit-related fees in fiscal years 2019 and 2018 principally related to professional services in connection with financial due diligence, internal controls and other services that are traditionally performed by our independent registered public accounting firm.

(3) Represents tax fees billed in each of fiscal years 2019 and 2018. Tax fees in fiscal years 2019 and 2018 principally related to domestic tax compliance and other tax-related consulting services.

(4) In fiscal years 2019 and 2018, EY did not provide any products or services that would be required to be disclosed under "all other fees" in the table above. In fiscal years 2019 and 2018, the Audit and Compliance Committee did not approve any services or fees pursuant to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act.



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2020.

In accordance with the Board's recommendation, the proxy holders will vote the shares of Class A common stock covered by valid and timely received proxies **"FOR"** the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2020, unless instructed otherwise. The Trustee will vote all of the Class B common stock as a block in the manner determined by the majority of the votes timely received by the Trustee.

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ITEM 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Act and related SEC rules, we request stockholders approve, on an advisory basis, our executive compensation program. We ask that you support the compensation of our named executive officers, or NEOs, as disclosed under the heading "Executive Compensation," including the "Executive Summary" section, beginning on page 58, and the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the NEOs' compensation as required under Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the philosophy, policies and practices described in this proxy statement.

Our executives – including our NEOs – are critical to our success. That is why we design our executive compensation program to attract, retain and motivate exceptional and diverse executive talent. We structure our executive compensation program to focus on stockholders' interests by incentivizing superior sustainable long-term performance. We believe our executive compensation program strikes the appropriate balance between using responsible, measured pay practices and effectively incentivizing our NEOs to dedicate themselves fully to value creation for our stockholders.

Under our executive compensation program, we align pay and performance by making a significant portion of our NEOs' compensation contingent on:

- achieving specific and challenging annual and long-term performance goals; and

- increasing stockholder value.

As further described in our "Compensation Discussion & Analysis" section, we incorporate rigorous compensation-related design and governance practices to protect our stockholders' interests, including the following:

- we have stock ownership guidelines for our executive officers that promote alignment of their interests with those of our stockholders;

- our long-term incentive plan is 100% equity-based;

- 87% of our CEO's target total compensation is at-risk, incentive-based pay (67% of which is based on our long-term performance);

- on average, 79% of our other NEOs' target total compensation is at-risk, incentive-based pay (58% of which is based on long-term performance);

- we do not pay tax gross-ups associated with benefits payable in connection with a change in control;

- we mitigate risk by limiting incentive payments using multiple performance measures in our incentive plans and imposing a strong incentive compensation recoupment (clawback) policy; and

- we prohibit hedging, pledging and short sales of our common stock.

We encourage you to read the "Compensation Discussion and Analysis" section beginning on page 58 of this proxy statement, which includes a recap of what we do and what we don't do on page 60, and the "Executive Compensation Tables" beginning on page 79 of this proxy statement to better understand the details of our NEOs' compensation for fiscal year 2019 and their opportunities to realize compensation in the future.

Our Compensation Committee and our Board believe that our executive compensation program for our NEOs serves our stockholders' interests. This vote is advisory and not binding on us, the Board or the Compensation Committee, which is responsible for developing and administering our executive compensation philosophy and program; however, the Compensation Committee will consider the results as part of its ongoing review of our executive compensation program.

The Board recommends that stockholders indicate their support for our compensation of our NEOs, and we ask you to vote "**FOR**" the following resolution at our Annual Meeting:

"RESOLVED, that Premier's stockholders approve, on an advisory basis, the compensation paid to Premier's named executive officers, as disclosed in this proxy statement for the 2019 Annual Meeting of Stockholders pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis section, Summary Compensation Table for Fiscal Year 2019 and the other related tables and discussion."



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

In accordance with the Board of Directors' recommendation, the proxy holders will vote the shares of Class A common stock covered by valid and timely received proxies "**FOR**" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, unless instructed otherwise. The Trustee will vote all of the Class B common stock as a block in the manner determined by the majority of the votes timely received by the Trustee.

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CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Our corporate governance practices are established, monitored and regularly assessed by our Board of Directors with assistance from the Nominating and Governance Committee. The Board of Directors considers current and proposed legal requirements and governance best practices in connection with its oversight of our corporate governance practices.

Corporate Governance Guidelines

To assist the Board of Directors in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders, the Board of Directors has adopted Corporate Governance Guidelines that set forth, among other things:

- a governance matrix depicting the structure and committees of the Board.
- the Board's role in overseeing the management and conduct of our business, including:
    - the job description and specific functions of the Board and its committees;
    - Board membership criteria and core competencies required by members;
    - annual review and evaluation of the Chief Executive Officer led by the Chair of the Board in collaboration with the Compensation Committee;
    - annual senior management evaluation;
    - annual review and update, if appropriate, of the management succession plan;
    - risk management and oversight by the Audit and Compliance Committee; and
    - annual Board self-assessment to evaluate whether the Board is functioning effectively and meeting objectives and goals.
- director qualifications and responsibilities, including:
    - individual director qualification standards and personal traits;
    - director nomination, selection and assessment;
    - director responsibilities to exercise common sense business judgment, exercise their fiduciary duties to all stockholders and exercise personal accountability through regular attendance and participation and investment of time and energy in our business;
    - commitment to support the needs of the Board and fully serve out the established Board term;
    - limits on other board service;
    - director orientation and continuing education;
    - director mentorship program;
    - notice of changes in principal employment or changes in independence; and
    - director compensation and independent/outside director stock ownership.
- Board independence, including:
    - director independence standards and required reviews of each director's independence;
    - Board leadership and the annual election of a Board Chair and Vice Chair that are not officers;
    - Board job descriptions;
    - the annual election of Company officers, including a president, chief executive officer and secretary; and
    - independence and other qualifications for Board committee members.

- Board accountability, ethics and integrity, including:
  - adherence to the Board's Conflict of Interest Policy;
  - adherence to our Code of Conduct and the Board Code of Ethics;
  - regularly held executive sessions outside the presence of management; and
  - Board access to and retention of independent advisors.
- Board structure, including:
  - Board size and review of the same;
  - Board class structure and term of each class;
  - term limits; and
  - resignation and failure to be re-elected.
- Board committees, including:
  - standing committees and committee structure;
  - assignment and rotation of committee members and committee Chairs;
  - committee Chair job description; and
  - committee meeting frequency, length and agenda.
- Board meetings, agenda and information, including:
  - regular meeting schedules and attendance expectations;
  - Board agenda process;
  - Board information flow, materials and presentations;
  - director access to senior management;
  - right to call a special meeting of the Board and related procedures; and
  - annual stockholder meeting and attendance.
- Board interaction/communications with stockholders, analysts, institutional investors, member owners and the media where appropriate.
- Board responsiveness to stockholder proposals that receive substantial support.

Under its charter, the Nominating and Governance Committee, in consultation with the Chair of the Board and the Chief Executive Officer, periodically reviews, revises, interprets and confirms compliance with the Corporate Governance Guidelines.

Code of Ethics

We have adopted a Corporate Code of Conduct, as well as a Board Code of Ethics and a Board Conflict of Interest Policy and Disclosure Statement, together our "code of ethics," that apply, as applicable, to all employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to deter wrongdoing and promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports required to be filed with or submitted by us to the SEC and in other public communications;

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- compliance with all applicable rules and regulations that apply to us and our officers and directors;

- the prompt internal reporting of violations of the code of ethics to an appropriate person or persons identified in the code of ethics; and

- accountability for adherence to the code of ethics.

We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for officers and directors on the "Investors" section of our website at http://investors.premierinc.com promptly following the date of such amendment or waiver. Upon written request to our Corporate Secretary, we will also provide a copy of the code of ethics free of charge.

Corporate Website

We maintain a "Corporate Governance" area within the "Investors" section of our website and an "Ethics and Compliance" area within the "About Premier" section of our website where you can find copies of our principal governance documents and ethics policies. You may also request copies of these documents by contacting our Corporate Secretary at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-816-4662. Our "Corporate Governance" and "Ethics and Compliance" areas of our website are located at http://investors.premierinc.com/corporate-governance/ and https://www.premierinc.com/about-premier/ethics-and-compliance/, respectively, and include the following documents, among others:

- Certificate of Incorporation;

- Bylaws;

- Corporate Governance Guidelines;

- Whistleblower Policy;

- Insider Trading Policy;

- Corporate Code of Conduct;

- Group Purchasing Code of Conduct;

- Board Code of Ethics;

- Board Conflict of Interest Policy and Disclosure Statement;

- Audit and Compliance Committee Charter;

- Nominating and Governance Committee Charter;

- Finance Committee Charter;

- Compensation Committee Charter;

- Conflict Advisory Committee Charter; and

- Member Agreement Review Committee Charter.

We encourage our stockholders to read our governance documents, as we believe they illustrate our commitment to good governance practices and ethical business conduct.

Role of the Board in the Oversight of Risk

Our Board of Directors plays an active role in overseeing management of our risks. We have identified five primary areas of enterprise risk across our operations that are monitored and managed by our Board of Directors, management and internal auditors. These areas include risks associated with strategic, operational, financial, legal and information technology and systems, including cybersecurity. In conjunction with its management of these specific risk areas, our Board of Directors manages reputational risks across all of our operations. Our Board of Directors is primarily responsible for oversight of the strategic, operational and information technology and systems risks that we may encounter. The committees of our Board of Directors assist our full Board in risk oversight by addressing specific matters within the purview of each committee. Our Audit and Compliance Committee focuses on oversight of financial, legal and regulatory compliance, as well as ethical risks. The Audit and Compliance Committee oversees the cyber risk management program, which was developed by our President of Performance Services, and designed to monitor, mitigate and respond to cyber risks, threats and incidents and reviews periodic reports from our President of Performance Services, including developments in cyber threat environment and cyber risk mitigation efforts. Our Finance Committee oversees financial risks related to capital allocation and financial forecasting. Our Compensation Committee, as discussed in more detail below, focuses on risks relating to executive compensation plans and arrangements, and our Nominating and Governance Committee focuses on reputational and corporate governance risks relating to our company including the independence of our Board of Directors.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full Board of Directors remains regularly informed regarding such risks through committee reports and otherwise. In addition, our Board and its committees receive regular reports from our Chief Executive Officer, President, Chief Administrative and Financial Officer, General Counsel, Chief Ethics and Compliance Officer and other members of senior management regarding areas of significant risk to us, including strategic, operational, financial, legal and regulatory, information technology and systems, cyber and reputational risks. We believe the leadership structure of our Board of Directors supports and promotes effective risk management and oversight.

The Compensation Committee reviews and considers our compensation policies and programs in light of the Board of Directors' risk assessment and management responsibilities on an annual basis. Our human resources department in consultation with Mercer (US) Inc. ("Mercer") prepared and presented to the Compensation Committee a risk assessment report that addressed the incentive compensation structure, plans and processes at all levels of our Company. The assessment included, among other things, a review of pay mix (fixed versus variable, cash versus equity and short- versus long-term), performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as our compensation recoupment policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on our Company.

Communications to Directors

Stockholders and other parties interested in communicating directly to the Board of Directors, any committee or any non-employee director may do so by writing to the address listed below:


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BOARD OF DIRECTORS
13034 BALLANTYNE CORPORATE PLACE
CHARLOTTE, NORTH CAROLINA 28277
ATTENTION: [Addressee*]
C/O ANGELA P. WINTER, CORPORATE SECRETARY

* Including the name of the specific addressee(s) will allow
us to direct the communication to the intended recipient.


All communications received as set forth in this paragraph will be reviewed by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board of Directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

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Board Structure and Director Nominations

Board Structure and Meetings

The Board's overarching responsibility is to advise and oversee the management and conduct of our business by our Chief Executive Officer and other members of management charged with the health and overall success of Premier's business. To that end, our business, property and affairs are managed under the direction of our Board of Directors. Our Board size may not exceed 18 directors, and our Board is currently comprised of 16 members, five of whom are independent under the standards discussed below, 10 of whom are member-directors as discussed below and one of whom is our Chief Executive Officer, Ms. DeVore. The Board is divided into three classes (Class I, Class II and Class III) with staggered terms of three years each. The term of one class expires at each annual meeting of stockholders; thus, directors typically stand for election after three years, unless they are filling an unexpired term. Under our Corporate Governance Guidelines, no director may serve for more than two full three-year consecutive terms except for (i) the Chief Executive Officer; (ii) each director who is not a director, officer, employee or agent of, or otherwise affiliated with, any stockholder of ours; and (iii) a Director serving as Chair of the Board, whose term may be extended at the discretion of the Board.

Our Bylaws and Corporate Governance Guidelines provide that the Chair of the Board shall not be one of our officers. We believe that having a non-executive Chair of our Board creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board of Directors to monitor whether management's actions are in the best interests of us and our stockholders. Our Chief Executive Officer and Board Chair work together to set the Board agenda. Board members are invited to make agenda suggestions, and the Board approves the annual schedule of Board and committee items. The Board Chair presides over Board meetings, coordinates the work of the committees of our Board of Directors and performs other duties delegated to the Chair by our Board of Directors. Committee assignments and designation of the committee Chair are made by the Board based upon recommendations of the Board Chair and Nominating and Governance Committee. Executive sessions of independent directors, held outside the presence of employee Board members and member-directors, are scheduled at each in-person Board meeting and may be called at any other Board or committee meeting. Mr. Mayer typically presides over these independent-only executive sessions.

The Board of Directors adopted the foregoing structure to promote decision-making and governance independent of that of our management and to better perform the Board's monitoring and evaluation functions. Members of our Board of Directors are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Board of Directors and its committees.

Under our Corporate Governance Guidelines, Board members are expected to prepare for and attend at least 75% of all Board and applicable committee meetings. The Board of Directors met eight times during fiscal year 2019. In addition, the independent directors met in executive session three times during fiscal year 2019. Except for Terry Shaw, each incumbent member of the Board of Directors attended 75% or more of the meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. In addition, under our Corporate Governance Guidelines, directors are encouraged to attend each annual meeting of stockholders. Except for Peter Fine and Terry Shaw, each of whom indicated they had a prior conflict, all directors who were serving as directors at the time of our 2018 Annual Meeting of Stockholders held on December 7, 2018 attended such annual meeting. We expect all of our directors to attend the Annual Meeting.

Criteria for Board Members

Our Corporate Governance Guidelines provide criteria applicable to both the composition of the Board as a whole and individual directors. The Board as a whole has been designed to possess all of the following core competencies, with each director contributing knowledge, experience and skills in at least one of the following domains:

- senior executive level leadership experience;
- group purchasing, value-based purchasing, pharmacy management and supply chain operations;
- healthcare transformation, healthcare continuum of care and population management;

- performance improvement, clinical quality improvement, patient safety, outcomes management, risk management and healthcare measurement;

- information technology, cybersecurity and knowledge management;

- outsourcing services;

- finance, audit and significant transactions/M&A/private equity/public equity;

- national perspective on healthcare policy and advocacy;

- healthcare insurance and payment systems; or

- academic medical experience.

The Board has adopted a Board Competency and Succession Plan Policy as the guideline for the Nominating and Governance Committee in evaluating and nominating Board candidates. The Board recognizes that criteria change as the membership of the Board changes and considers the current make-up and requirements of the Board in its nomination process. To be considered for Board membership, individual directors should possess the following personal traits:

- a strong strategic planning orientation, including the ability to view our goals and plans strategically;

- ability to effectively oversee risk and innovation, thus safeguarding our mission and stockholder interests;

- knowledge of effective governance policies and practices;

- proven leadership skills as an executive in a successful organization;

- ability to listen, engage, reflect and generally work effectively with other directors and management;

- willingness to ask management and each other tough questions and challenge traditional thinking;

- adeptness at managing change, ambiguity and complexity;

- integrity backed by a record of ethical conduct;

- understanding of the importance and implications of compliance with regulatory requirements;

- interest and ability to serve in a Board leadership position (e.g., Board Chair, Vice Chair, committee Chair) in the future; and

- ability to make a priority commitment to support the needs of the Board and to fully serve out the established Board term.

With respect to member-directors, the Board Competency and Succession Plan Policy requires consideration of the following characteristics:

- type of stockholder (e.g., member owner, group affiliate);

- type of organization (e.g., health system, hospital, other);

- organization's size and scope of services;

- organization's primary markets (e.g., urban, suburban, rural, safety net);

- geography;

- level of engagement with us; and

- candidate's gender, ethnic background and age.

Board Diversity

Although there is no formal policy on diversity of nominees, both the Board of Directors and the Nominating and Governance Committee believe that diversity of skills, perspectives and experiences as represented on the Board as a whole, in addition to the primary factors, attributes or qualities discussed above, promote improved monitoring and evaluation of management on behalf of the stockholders and produce more creative thinking and solutions. The Nominating and Governance Committee considers, but does not base its choices solely on, the distinctive skills, perspectives and experiences that candidates diverse in gender, ethnic background, geographic origin and

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professional experience offer. In addition, under our Board Competency and Succession Plan Policy, the Board seeks to have a composition diverse in gender, ethnicity and age. Our Corporate Governance Guidelines do not explicitly provide limitations on Board service due to age.

Resignation Policy; Vacancies

Under our Corporate Governance Guidelines, our non-management directors must submit a letter of resignation upon resignation or retirement from, or termination of, the director's principal current employment, or other similarly material changes in professional occupation or association. The Board is free to accept or reject the letter of resignation based on the best interests of the Board and stockholders and shall promptly notify such director of its decision.

A director appointed by the Board to fill a vacancy, including a vacancy created by a resignation, will serve until the next election of the class for which such director has been appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Service on Multiple Boards or Audit Committees

As outlined in our Corporate Governance Guidelines, the Board recommends that directors serve on no more than four other public company boards. Directors are required to notify the Board Chair and the Nominating and Governance Committee Chair in advance of accepting an invitation to serve on another public company board or an appointment to serve on the audit or compensation committee of another public company board. The Board shall determine each director's ability to serve effectively on our Board while simultaneously serving on other public company boards.

In accordance with the requirements of the SEC, if an audit committee member simultaneously serves on the audit committee of more than three public companies, the Board must determine that such simultaneous service will not impair the ability of the director to effectively serve on our Audit and Compliance Committee. The determination will then be disclosed in our proxy statement for the annual meeting of stockholders or as otherwise required by applicable listing standards, rules and regulations.

Director Nomination Process

The Nominating and Governance Committee, in consultation with the Chair of the Board and the Chief Executive Officer, is responsible for identifying, considering, recommending, recruiting and selecting, or recommending that the Board select, candidates to fill open positions on the Board consistent with Board-approved criteria and qualifications for membership. It is the Board's expectation that all Board members participate in Board recruitment efforts.

Internal Process for Identifying Candidates

The Board Competency and Succession Plan Policy is the guideline for the Nominating and Governance Committee in evaluating and nominating Board candidates. The Nominating and Governance Committee has two primary methods for identifying director nominees (other than those proposed by stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from members of the Board of Directors, senior level executives and other individuals personally known to the members of the Board. Second, the Committee may from time to time use its authority under its charter to retain, at our expense, one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

Ad Hoc Special Committee for Board Transition to a Majority Independent Board

In anticipation of our ceasing to qualify as a "controlled company" under NASDAQ rules and the corresponding requirement to have a Board comprised of a majority of independent directors within one year thereafter, the Board, based on the recommendation of the Nominating and Governance Committee, established a special committee (the "Special Committee") in January 2019 to assist with the Board's transition from its current composition to a majority of independent directors. The Special Committee includes Messrs. Fine, Mayer, Statuto (Chair) and Shaw and Mss. DeVore and Wolf. The purpose of the Special Committee is to (1) develop recommendations for determining the process for identifying three member-directors to resign from the Board within the one-year period following the loss of our "controlled company" status under NASDAQ rules; and (2) interview and provide feedback to the Nominating and Governance Committee regarding prospective independent director candidates.

On July 31, 2019, as a result of the Class B common unit exchange process, we no longer qualified for the "controlled company" exemption under NASDAQ rules. As a result, we must fully comply with all general NASDAQ rules regarding board and committee composition by July 31, 2020. As illustrated by the establishment of the Special Committee, we have been planning for this evolution and expect to comply with all NASDAQ rules in a timely manner, including having a majority of independent directors on the Board of Directors by July 31, 2020. We will file with the SEC a Current Report on Form 8-K disclosing the appointment of any new independent directors, as well as other actions we take, as part of our plan to comply with the NASDAQ rules and, unless indicated otherwise, such Current Report on Form 8-K shall be deemed to be incorporated by reference into this proxy statement.

Proposals for Director Nominees by Stockholders

The Nominating and Governance Committee will consider written proposals from stockholders for director nominees that are timely and properly noticed. In considering candidates submitted by stockholders, the Nominating and Governance Committee will take into consideration the needs of the Board of Directors and the qualifications of the candidate. In accordance with Article I, Section 12 of our Bylaws, to be timely, stockholder notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary, proposed nominee(s) and related notice, in order to be timely, must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Nominating and Governance Committee received no nominee recommendations from stockholders for the Annual Meeting. Stockholder nominations for our 2020 annual meeting of stockholders must be received at our principal executive offices on or after August 8, 2020 and not later than September 7, 2020. A stockholder's notice must be in the form set forth in Article I, Section 12 of our Bylaws and must be addressed to Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina 28277, Attention: Corporate Secretary.

Article I, Section 12 of our Bylaws requires, among other things, that the notice must set forth:

(1) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made;

(3) the class and number of shares of our stock which are owned beneficially and of record by such stockholder and such beneficial owner;

(4) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination;

(5) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee and/or (ii) solicit proxies from stockholders in support of such nominee;

(6) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(7) a description of any agreement, arrangement or understanding with respect to the nomination and/or the voting of shares of any class or series of our stock between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "proponent persons"); and

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(8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of ours; (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of our stock and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of ours.

A stockholder proposing a nominee for the annual meeting must update and supplement the notice required by Article I, Section 12 of our Bylaws so that the information in the notice is true and correct as of the record date for the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Corporate Secretary at our principal executive offices not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director. Any stockholder that intends to submit a nominee should read the entirety of the requirements in our Bylaws, particularly Article I, Section 12, which can be found under the "Corporate Governance" area within the "Investors" section of our website at http://investors.premierinc.com/corporate-governance/.

Evaluation of Candidates

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. The selection process involves rigorous vetting of both independent and non-independent director candidates by the Nominating and Governance Committee, the Chair of the Board and senior management to ensure the best qualified individuals are appointed to the Board. Ultimately, background and reference checks will be conducted, and the Committee will meet to finalize its list of recommended candidates for the Board's consideration. The candidates recommended for the Board's consideration will be those individuals who will create a Board of Directors that is strong in its collective knowledge of, and diverse in skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, information technology and cybersecurity, industry knowledge, corporate governance and global markets.

Director Independence

Transition after Ceasing to Qualify as a "Controlled Company"

In connection with the Class B common unit exchange process, on July 31, 2019, we ceased to qualify as a "controlled company" under NASDAQ rules. Accordingly, we are required by NASDAQ rules to have (i) a Board comprised of a majority of independent directors on or prior to July 31, 2020, (ii) each of our Compensation and Nominating and Governance Committees comprised of a majority of independent directors by October 31, 2019, and (iii) fully independent Compensation and Nominating and Governance Committees on or prior to July 31, 2020. We have historically maintained an Audit and Compliance Committee comprised entirely of independent directors in accordance with SEC and NASDAQ rules.

As discussed above, we established a Special Committee, have been planning for this evolution and expect to comply with all NASDAQ rules in a timely manner. As required by SEC rules, will file with the SEC a Current Report on Form 8-K disclosing the appointment of any new independent directors, as well as other actions we take, as part of our plan to comply with the NASDAQ rules and, unless indicated otherwise, such Current Report on Form 8-K shall be deemed to be incorporated by reference into this proxy statement.

Review of Director Independence and Standards for Independence

On August 8, 2019, the Board of Directors undertook its review of the independence of its directors and director nominees as independent directors based on our Corporate Governance Guidelines. Independent directors must meet the standards of independence established by NASDAQ. The Board reviews annually the independence of each director, taking into consideration the recommendations of the Nominating and Governance Committee. Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as independent.

The Board of Directors assessed whether any director had a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of such director. In addition, the Board assessed whether any of the following relationships existed between us and the director or the director's family members (i.e., spouse, parents, children and siblings or anyone residing in the director's home) that would prohibit a finding of independence under NASDAQ rules:

- at any time during the past three years was the director employed by us;
- has the director or a family member of the director accepted any compensation from us in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for Board or Board committee service; (ii) compensation paid to a family member who is our employee (other than an executive officer) or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation;
- does the director have a family member who is, or at any time during the past three years was, employed by us as an executive officer;
- is the director or his family member a partner in, or a controlling stockholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in our securities or (ii) payments under non-discretionary charitable contribution matching programs;
- is the director or his family member employed as an executive officer of another entity where at any time during the past three years any of our executive officers served on the compensation committee of such other entity; or
- is the director or his family member a current partner of our outside auditor, or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years.

In connection with this determination, on an annual basis, each director and executive officer is required to complete a questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. There were no such transactions indicated for fiscal year 2019.

Determination of Director Independence

Based on its review at the August 8, 2019 meeting, the Board of Directors affirmatively determined that each of Stephen R. D'Arcy, Jody R. Davids, David H. Langstaff, William E. Mayer and Ellen C. Wolf is an independent director in accordance with NASDAQ rules and our Corporate Governance Guidelines. Each of Barclay E. Berdan, Eric J. Bieber, MD, William B. Downey, Peter S. Fine, Philip A. Incarnati, Marc D. Miller, Marvin R. O'Quinn, Scott Reiner, Terry D. Shaw and Richard J. Statuto is a member-director. Ms. DeVore, who is our Chief Executive Officer, was not deemed to be independent. Although member-directors may satisfy the quantifiable criteria set forth in the director independence definition contained in the NASDAQ rules, because of the member-directors' and/or their employers' relationship to us, we have deemed member-directors as not independent. As of August 31, 2019, Mr. Statuto terminated his consulting arrangement with Bon Secours Mercy Health, one of our member owners, and no longer has any employment or business relationships with such member. At its October 2019 meeting, we expect the Board of Directors to evaluate Mr. Statuto's ability to qualify and serve as an independent director under NASDAQ rules.

Each of our independent directors satisfies the definition of "independent director" contained in Rule 5605 of the NASDAQ listing standards. As a result of the review and determination above, the Board determined that:

- each member of the Audit and Compliance Committee was an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by NASDAQ and other applicable laws and regulations; and

- each member of the Audit and Compliance Committee had accounting or related financial management expertise and was financially literate, and otherwise meets the audit committee membership requirements imposed by NASDAQ, our Corporate Governance Guidelines and other applicable laws and regulations; and that Ms. Wolf qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the Board of Directors and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with our directors or officers acting solely in their capacities as such. None of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Committees of the Board of Directors

Committee Memberships and Meetings

The Board reviews and determines the membership of our Board committees at least annually, with input from the Nominating and Governance Committee. Our Board of Directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the Board of Directors: Audit and Compliance Committee, Compensation Committee, Nominating and Governance Committee, Finance Committee and Member Agreement Review Committee.

The following table shows the number of meetings held in fiscal year 2019 and the current membership of each of the five Board committees, and the Conflict Advisory Committee, which is overseen by the Audit and Compliance Committee.

	Audit and Compliance Committee[1]	Compensation Committee	Nominating and Governance Committee	Finance Committee	Member Agreement Review Committee	Conflict Advisory Committee[2]
Existing Directors:						
Barclay E. Berdan				●		
Eric J. Bieber, MD			●			
Stephen R. D'Arcy	●	●				●
Jody R. Davids	●					●
Susan D. DeVore					●	
William B. Downey			●			
Peter S. Fine				C		
Philip A. Incarnati				●		
David H. Langstaff	●				●	●
William E. Mayer		C		●	C	
Marc D. Miller		●				
Marvin R. O'Quinn			●			
Scott Reiner			●			
Terry D. Shaw			C	●		
Richard J. Statuto		●		●		
Ellen C. Wolf	C		●		●	●
Number of Meetings	**11**	**6**	**4**	**5**	**3**	**4**

C Chair   ● Member

(1) The Audit and Compliance Committee also oversees a Disclosure Committee that includes, among others, our General Counsel, Corporate Controller and Chief Ethics and Compliance Officer.
(2) The Conflict Advisory Committee is chaired by our Chief Ethics and Compliance Officer and includes the directors identified above, as well as our General Counsel.

In addition to the committees above, the Board also established the Special Committee in January 2019 to assist with the Board's transition from its current composition to a majority of independent directors in accordance with NASDAQ rules. The Special Committee includes Messrs. Fine, Mayer, Statuto (Chair) and Shaw and Mss. DeVore and Wolf and met once in fiscal 2019.

Board Committee Charters

As discussed in more detail in the descriptions of each of our Board committees below, each of our Board committees operates under a written charter adopted by the Board. The charters set forth the purpose, objectives and responsibilities of the respective committee and discuss matters such as committee membership requirements, number of meetings and the setting of meeting agendas. The charters are assessed periodically by the Nominating and Governance Committee and the respective committee and are updated by the Board as needed. The Board committee charters are available under the "Corporate Governance" area within the "Investors" section of our website at http://investors.premierinc.com/corporate-governance/. You may also request copies by contacting our Corporate Secretary at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-816-4662.

Audit and Compliance Committee

Our Audit and Compliance Committee is intended to meet the requirements of a separately designated standing audit committee as defined under Section 3(a)(58)(A) of the Exchange Act. The Audit and Compliance Committee must consist of at least three members of the Board, with each member satisfying the independence requirements for directors and audit committee members under NASDAQ rules and Rule 10A-3 of the Exchange Act. Each member of the Audit and Compliance Committee must be financially literate, and at least one member of the Audit and Compliance Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background demonstrating financial management experience, as each such qualification is interpreted by the Board in its business judgment. In addition, to the extent practicable, at least one member of the Audit and Compliance Committee shall be an "audit committee financial expert" as such term is defined by the SEC.

The specific responsibilities of the Audit and Compliance Committee set forth under its charter are, among others, to:

- review and discuss with management and the independent auditors the annual audited and quarterly financial statements and other related disclosure prior to filing our annual report on Form 10-K and quarterly reports on Form 10-Q, including our disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations;

- review any significant issues regarding, or proposed changes to, our auditing and accounting principles and practices identified by the independent auditors, the internal auditors or management;

- review financial and business risk exposures and the steps management has undertaken to monitor and control such exposures, including our procedures and any related policies with respect to risk assessment and risk management;

- have responsibility for the appointment, compensation, retention, termination (when appropriate) and oversight of the work of the independent auditors and the internal auditors;

- pre-approve all audit and permitted non-audit related services (including the fees and terms thereof) to be performed for us by our independent auditors, subject to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act;

- at least annually, review a report by our independent auditors regarding their internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years and relationships between the independent auditors and us;

- consider at least annually the independence of the independent auditors, discussing with the independent auditors, if necessary, relationships identified in the auditors' report, review the experience and qualifications of the lead partner each year and determine that all partner rotation requirements are executed;

- discuss with management and the independent auditors, as appropriate, our earnings press releases and corporate policies with respect to the type and presentation of information to be included in earnings releases (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP (as defined below) financial information) and our financial information and earnings guidance provided to investors, analysts and rating agencies;

- receive reports from the independent auditors and management regarding, and review the adequacy and effectiveness of, our internal controls, including any significant deficiencies or material weaknesses in internal controls and significant changes in such controls reported to the committee by the independent auditors, the internal auditor or management, and any special audit steps adopted in light of material deficiencies; receive reports from management regarding, and review the adequacy and effectiveness of, our disclosure controls and procedures, including our policies and procedures to assess, monitor and manage business risk and other legal and ethical compliance programs;

- receive and review reports from the independent auditors on: (i) our critical accounting policies and practices; (ii) material alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with our management, including the ramifications of the use of such alternative treatments and the disclosures or treatments preferred by the independent auditors and (iii) other material written communications between the independent auditors and management;

- establish procedures for the receipt, retention and treatment of complaints received by our directors, officers and employees regarding illicit or illegal business practices and conduct and establish a process for investigation and proper resolution of any issues so raised;

- review and approve, in accordance with our Code of Conduct, all "related party transactions" requiring disclosure under SEC Regulation S-K, Item 404 (primarily through the oversight of and collaboration with the Conflict Advisory Committee discussed below);

- review with our General Counsel and independent auditors (i) legal matters that may have a material impact on our financial statements; (ii) any fraud involving our management or other employees who have a significant role in our internal controls; (iii) compliance policies and (iv) material reports or inquiries received from regulators or governmental agencies that raise material issues regarding our financial statements and accounting or compliance policies; and

- advise the Board with respect to our policies and procedures for compliance with applicable laws and regulations, as well as general oversight of our corporate ethics and compliance policies.

As noted above, the Audit and Compliance Committee also oversees our cyber risk management program that is designed to monitor, mitigate and respond to cyber risks, threats and incidents and reviews periodic reports from our President of Performance Services and our independent auditors, including developments in cyber threat environment and cyber risk mitigation efforts.

The Audit and Compliance Committee has established a whistleblower policy to (i) facilitate reporting in good faith any complaint of inappropriate conduct and participation in the investigation of such complaint, (ii) encourage proper individual conduct, (iii) alert the Audit and Compliance Committee of potential issues before such inappropriate conduct has serious adverse consequences and (iv) instill protections for bringing such inappropriate conduct to our Company's attention.

For additional information on the Audit and Compliance Committee's role and its oversight of the independent auditors during fiscal year 2019, see "Report of the Audit and Compliance Committee."

In connection with its duties, the Audit and Compliance Committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation Committee

We have a separately standing Compensation Committee which has a charter requiring no fewer than three members, at least two of whom must be "outside directors" within the meaning of Section 162(m) and "nonemployee directors" within the meaning of SEC Rule 16b-3 under the Exchange Act. Historically, as a "controlled company" under NASDAQ listing rules, we were not required to maintain a compensation committee comprised entirely of independent directors. As of the Record Date, the Compensation Committee was composed solely of independent directors and member-directors. There are no employee-directors on the Compensation Committee. As previously discussed, on July 31, 2019, we no longer qualified for the "controlled company" exemption under NASDAQ rules. As a result, we must comply with all general NASDAQ rules regarding board and committee composition, including having a majority independent Compensation Committee on or prior to October 31, 2019, and a fully independent Compensation Committee on or prior to July 31, 2020.

The Compensation Committee's purpose and objectives are to discharge the Board's responsibilities related to the compensation of our and our subsidiaries' executive officers. The committee has overall responsibility for approving and evaluating all of our and our subsidiaries' compensation plans, policies and programs as applicable to the executive officers.

The specific responsibilities of the Compensation Committee are, among others, to:

- at least annually, review and approve the annual base salaries and annual incentive opportunities of the executive officers; and periodically and as and when appropriate, review and approve the following items as they affect the executive officers: (i) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (ii) any employment agreements and severance arrangements; (iii) any change in control agreements and change in control provisions affecting any elements of compensation and benefits; and (iv) any special or supplemental compensation and benefits for the executive officers and individuals who formerly served as executive officers, including supplemental retirement benefits and perquisites provided to them during and after employment;

- make recommendations to the Board with respect to the structure of overall incentive and equity-based plans and adopt, amend or terminate plans consistent with the approved structure;

- take all permitted actions to administer and interpret our equity compensation plans and other long-term compensation plans and programs covering executive officers;

- review, approve and oversee all equity award granting practices, and the stock ownership guidelines for senior management and directors and monitor compliance with such guidelines;

- review and recommend to the Board the compensation of the non-management directors no less frequently than every three years;

- review and discuss with management the Compensation Discussion and Analysis and related disclosures as may be required by the rules and regulations of the SEC;

- determine annually whether any conflicts of interest exist on the part of any executive compensation consultants retained by the Committee, and if so, ensure disclosure of such conflicts, including the nature of the conflict and how it was addressed, in our proxy statement;

- evaluate the outcome of the advisory vote of the stockholders regarding "say-on-pay" and make recommendations or take appropriate actions in response to such advisory vote;

- in conjunction with the Board, oversee the management development and succession planning process (including succession planning for emergencies) for the Chief Executive Officer and the Chief Executive Officer's direct reports;

- monitor our compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits; and

- delegate authority to one or more subcommittees as it deems appropriate to carry out its responsibilities.

In connection with its duties, the Compensation Committee reviews and evaluates, at least annually, the performance of the Committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Compensation Committee has the sole authority to set the compensation for, and to terminate the services of, its advisors. As discussed in further detail below under "Compensation Committee Report—Executive Compensation—Role of the Compensation Consultant," the Compensation Committee directly engaged Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), to provide advice and recommendations to the Compensation Committee on the amount and form of executive officer and Board of Director compensation. The Compensation Committee has reviewed the services that Mercer provides to the Compensation Committee and otherwise to us and our management, as well as the services that each individual employee of Mercer provides to us. Based on this review, the Compensation Committee has determined Mercer has no conflict of interest in providing advisory services to us.

Nominating and Governance Committee

We have a separately standing Nominating and Governance Committee. The Nominating and Governance Committee must be comprised of three or more directors as determined by the Board, in accordance with all applicable rules, regulations and stock exchange requirements. Historically, as a "controlled company" under NASDAQ listing rules, we are not required to maintain a nominating and governance committee comprised entirely of independent directors. As of the Record Date, the Nominating and Governance Committee was composed solely of independent directors and member-directors. There are no employee-directors on the Nominating and Governance Committee. As previously discussed, on July 31, 2019 we no longer qualified for the "controlled company" exemption under NASDAQ rules. As a result, we must comply with all general NASDAQ rules regarding board and committee composition, including having a majority independent Nominating and Governance Committee on or prior to October 31, 2019 and a fully independent Nominating and Governance Committee on or prior to July 31, 2020.

The purpose of the Nominating and Governance Committee is to (i) assist the Board by identifying and nominating individuals qualified to become directors, consistent with criteria approved by the Board; (ii) take a leadership role in shaping the corporate governance of the Company; (iii) oversee the evaluation of the Board and management and (iv) recommend to the Board director nominees for each of the Board's committees. The Nominating and Governance Committee has authority to retain and terminate search firms used to identify director candidates and to approve any such search firm's fees and other retention terms.

The specific responsibilities of the Nominating and Governance Committee are, among others, to:

- recommend the criteria and qualifications for membership on the Board;
- identify, consider, recommend, recruit and select, or recommend that the Board select, candidates to fill open positions on the Board, including nominees recommended by stockholders;
- develop and periodically evaluate policies with regard to the consideration of director candidates recommended by stockholders;
- establish a process for identifying and evaluating nominees for director;
- conduct appropriate inquiries into the backgrounds and qualifications of possible candidates;
- recommend director nominees for approval by the stockholders;
- recommend director nominees for each of the Board's committees;
- review and recommend proposed changes to our Certificate of Incorporation and Bylaws;
- oversee the Board committee charters and policies;
- periodically review, revise, interpret and confirm compliance with the Corporate Governance Guidelines;
- establish and maintain an ongoing succession planning process for directors, Board leaders and Board committee members;
- recommend ways to enhance services to, and improve communications and relations with, stockholders;
- oversee periodic self-evaluations by the Board of its performance;
- evaluate the size, needs and effectiveness of the Board;
- recommend improvements to our corporate governance;

- oversee the Board orientation process for new directors and the development by the Chief Executive Officer of programs for continuing education for all directors;

- monitor the functions of the various committees of the Board and conduct periodic reviews of their contributions;

- conduct director self- and peer-assessments on a regular basis/interval and regularly review each independent director's continuation on the Board through this process;

- establish criteria for an annual performance evaluation of the Committee by the Board; and

- participate in evaluating the performance of the Chief Executive Officer.

In connection with its duties, the Nominating and Governance Committee reviews and evaluates, at least annually, the performance of the Committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

We have a separately standing Finance Committee. The Finance Committee must be comprised of at least three directors. The Finance Committee is composed solely of independent directors and member-directors. There are no employee-directors on the Finance Committee. The purpose of the Finance Committee is to assist the Board in its oversight of our financial condition, strategies and capital structure.

The specific responsibilities of the Finance Committee are, among others, to:

- provide oversight of our financial affairs, including: (i) reviewing the financial condition of us and our subsidiaries and (ii) reviewing, advising and making recommendations to the Board regarding proposed operating budgets for us and our subsidiaries;

- review our financial policies as they relate to the Committee's responsibilities;

- review and recommend annual limits for expenditures and borrowings;

- review, recommend and monitor significant mergers, acquisitions, divestitures, joint ventures, minority investments and other debt and equity investments;

- review and recommend to the Board management's recommendations to the Committee for significant capital expenditures, including for real estate, facilities and information technology;

- review management's plans and objectives for our capitalization, including (i) the structure and amount of equity and debt desired to meet our financing needs; (ii) anticipated sources and uses of cash and (iii) our target credit rating;

- review and make recommendations to the Board regarding management's recommendations to the Committee with respect to (i) new offerings of equity and debt securities, stock splits, credit agreements, including material changes thereto, and our investment policies; (ii) dividends declared by us and distributions by Premier LP; (iii) any authorization for repurchases of our stock and (iv) our Corporate Cash Investment Policy;

- review with management our strategies for managing significant financial risks and contingent liabilities including the use of hedges, derivative instruments, insurance coverage and related costs and other similar risk management techniques; and

- carry out such other activities within the scope of its primary purpose or as the Board may from time to time delegate to it.

The Finance Committee also reviews and evaluates, at least annually, the performance of the Committee and its members. In connection with its duties, the Finance Committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Member Agreement Review Committee

We have a separately standing Member Agreement Review Committee. The Member Agreement Review Committee must be comprised of at least three directors and the Chief Executive Officer. The Member Agreement Review Committee is currently composed of three independent directors and the Chief Executive Officer. The purpose of the Member Agreement Review Committee is to review and provide feedback to our management with respect to non-ordinary course transactions between us or our subsidiaries and our members, particularly entering into member agreements that provide for "savings guarantees" or "fees at risk." "Savings guarantee" means an arrangement in which we or our subsidiary contractually provides to identify and/or implement a specific amount of savings for a customer and will pay cash for any shortfall. "Fees at risk" means a consulting arrangement in which we contractually provide to identify and/or implement a certain amount of savings and will have our consulting fees reduced on a proportionate basis or will continue to provide consulting resources at no charge to the customer in the event that such savings are not achieved (until such savings are achieved).

The specific responsibilities of the Member Agreement Review Committee are, among others, to:

- assess risks in connection with agreements entered into with members;

- review the status of risk-based agreements on a periodic basis;

- review and address the outcome of significant risk-based proposals; and

- together with the full Board, approve any increase to the aggregate permitted level of risk for management to enter into an agreement that would cause the then-current permitted level of risk to be exceeded.

The Member Agreement Review Committee also reviews and evaluates, at least annually, the performance of the Committee and its members. In connection with its duties, the Member Agreement Review Committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Conflict Advisory Committee

The Audit and Compliance Committee of the Board of Directors maintains a Conflict Advisory Committee. The Conflict Advisory Committee must be comprised of our General Counsel, our Chief Ethics and Compliance Officer and at least three independent directors. The Conflict Advisory Committee is currently comprised of four independent directors, our General Counsel and our Chief Ethics and Compliance Officer, who chairs the Committee. The purpose of the Conflict Advisory Committee is to provide advice and recommendations to the Audit and Compliance Committee such that each of our directors and officers can exercise the powers and duties thereof in the best interests of us and our stockholders and not to further the interests of such director or officer or the interests of another person (including a family member) or entity, including any limited partner of Premier LP or any member organization related thereto or affiliated therewith. The Conflict Advisory Committee is an advisory committee, and its members serve in a non-fiduciary capacity and have no independent authority to act on our behalf.

The specific responsibilities of the Conflict Advisory Committee are, among others, to:

- investigate, review and evaluate any potential "conflict of interest" (as defined below);

- determine the facts and circumstances regarding any such conflict of interest or potential conflict of interest referred to it by the Audit and Compliance Committee and recommend to the Audit and Compliance Committee what action, if any, should be taken with respect to the matter;

- regularly review and assess the effectiveness of the Board Conflict of Interest Policy and recommend any changes to the Audit and Compliance Committee for approval;

- carry out any other duties delegated by the Audit and Compliance Committee that relate to potential conflicts of interest; and

- perform any other activities consistent with its charter and applicable law as the Conflict Advisory Committee deems necessary or appropriate.

As used in the Conflict Advisory Committee charter, the term "conflicts of interest" refers to (i) any matter that the Board believes may involve a conflict of interest between us or any of our affiliates, on the one hand, and any of our officers or directors or their affiliates, on the other hand, and (ii) any material Related Party transaction (as such term is defined in the Board Conflict of Interest Policy), including transactions between us or any of our affiliates, on the one hand, and any of our officers or directors or their affiliates, on the other hand.

The Conflict Advisory Committee conducts an annual performance evaluation of itself, including an evaluation of compliance with its charter, pursuant to the Board self-assessment process. The Conflict Advisory Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the Audit and Compliance Committee for approval. The Conflict Advisory Committee may request any of our officers or employees or our outside counsel to attend its meetings or to meet with any members of, or consultants to, the Conflict Advisory Committee.

COMPENSATION OF DIRECTORS

Fiscal 2019 Directors' Compensation Policy

Our Board has approved and we maintain a Directors' Compensation Policy to provide an incentive to attract and retain the services of qualified persons to serve as directors. The policy applies to each director who is not an employee of, or compensated consultant to, us or any of our affiliates ("non-employee director"). The policy is designed to achieve the following key objectives:

- align the interests of the non-employee directors and stockholders;
- support overall organizational objectives and encourage the creation of stockholder value;
- attract and retain high quality talent;
- reflect the broad spectrum of talent and diverse sources of market data;
- target median competitive pay levels; and
- be simple to understand and administer.

The Compensation Committee and the Board reviews the policy from time to time to assess whether any adjustments to the type and amount of director compensation should be made in order to fulfill the objectives of the policy. Only the Board may amend this policy. As discussed below under "—Fiscal 2020 Directors' Compensation Policy (Effective July 1, 2019)" the policy was amended by the Board for Fiscal 2020.

On December 1, 2017, our stockholders approved an amendment to our 2013 Equity Incentive Plan that increased the director compensation limit under our 2013 Equity Incentive Plan. As amended, annual cash fees (including cash retainers and meeting fees) and equity compensation that may be earned during a calendar year cannot exceed $500,000.

For Fiscal 2019, the following table sets forth the compensation elements and levels for non-employee directors and reflects the compensation for the enhanced responsibilities and time commitment associated with the positions.

Director Compensation Elements	Amount
Annual Board Cash Retainer	$80,000
Annual Equity or Cash Award[1]	$125,000/$100,000
Ad Hoc Meeting Fee (per meeting)	$1,000
Committee Meeting Fee (per meeting)	$1,500
Additional Audit and Compliance Committee Chair Retainer	$15,000
Additional Compensation Committee Chair Retainer	$15,000
Additional Nominating and Governance Committee Chair Retainer	$7,500
Additional Member Agreement Review Committee Chair Retainer	$7,500
Additional Finance Committee Chair Retainer	$7,500
Short-term Ad Hoc Committee Chair Retainer	$5,000
Additional Board Chair Annual Cash Retainer	$60,000

(1) Each non-employee director will receive an annual equity award of restricted stock units valued at $125,000, with the exception of any director whose employer prohibits the receipt by such individual of equity-based awards from Premier. Non-employee directors prohibited from receiving equity-based compensation will receive an annual cash award of $100,000 in lieu of the annual equity award.

Fiscal 2019 Components of Director Compensation

Cash Retainer and Fees—The amounts in the "Fees Earned or Paid in Cash" column under the Fiscal Year 2019 Director Compensation Table below are retainers and meeting fees earned for serving on our Board, its committees and as committee Chairs and Chair during fiscal year 2019. All annual retainers are paid quarterly. Each outside director receives his or her cash compensation after first being elected or appointed to the Board on a pro-rated basis for the number of days during which he or she provides service. If an outside director dies, resigns or is removed during any quarter, he or she shall be entitled to a cash payment on a pro-rated basis through his or her last day of service.

Equity or Cash Awards—On January 24, 2019, each non-employee director then serving on the Board received an award of restricted stock units (RSUs) with a grant date fair value, computed in accordance with FASB Accounting Standards Codification, *Compensation − Stock Compensation (Topic 718)*, of $125,007, with the exception of any non-employee director whose employer prohibited the receipt by such individual of equity-based awards from Premier. If a director provides a written certification stating that he or she is prohibited by his or her employer from receiving equity-based compensation from Premier, then such director will receive an annual cash award of $100,000 in lieu of the annual equity award. With respect to equity grants, grant date fair value assumptions are consistent with those disclosed in *Note 14—Stock-Based Compensation* to our Consolidated Financial Statements in our 2019 Form 10-K. In fiscal year 2019, each non-employee director, except Barclay E. Berdan and Terry D. Shaw, was awarded 3,176 RSUs, with a grant date fair market value of $39.36 per share based on the closing price of our Class A common stock on the award date, January 24, 2019. Each of Barclay E. Berdan and Terry D. Shaw received a cash award of $100,000. Each annual equity award, and each annual cash award granted in lieu of the annual equity award, will vest one full year after the grant date. Directors who begin their service mid-year will receive a pro-rated equity or cash award, as applicable.

Expense Reimbursement—Each non-employee director will be reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board and its committees or in connection with other business related to the Board. Each non-employee director will also be reimbursed for his or her reasonable out-of-pocket business expenses authorized by the Board or one of its committees that are incurred in connection with attendance at meetings with our management.

All Other Compensation—Each director is entitled annually to direct an amount of $1,000 to his or her selected not-for-profit organization during the holiday season in lieu of receipt of a holiday gift. No compensation or benefits other than those described above are payable to any directors for Board service.

Director Education Policy

We believe that we and our stockholders are best served by a Board of Directors comprised of individuals who are well versed in modern principles and "best practices" of corporate governance and other subject matters relevant to board service, including matters related to the healthcare industry, and who thoroughly comprehend the role and responsibilities of board membership. Under our Director Education Policy, we provide both internal and external educational opportunities and association memberships for our directors. To encourage continuing director education, we reimburse directors up to $7,500 annually for attending U.S.-based director education programs under this policy. Amounts reimbursed include all reasonable costs associated with attending each program, including travel, lodging and meals. Directors serving on multiple boards are encouraged to obtain pro rata reimbursement of their director education expenses from each company that they serve, but we will nonetheless reimburse 100% of the costs if this is not practicable.

Director Stock Ownership Guidelines

Our stock ownership guidelines require our non-employee directors to hold our Class A common stock equal in value to at least three times the annual cash retainer. The non-employee directors are expected to meet the stock ownership guideline level within five years after receipt of their first equity-based award for service to the Board and to continuously own sufficient shares to satisfy the guideline level once attained for as long they remain a member of the Board. If a director provides us with a written certification stating that he or she is prohibited by his or her employer from receiving equity-based compensation from Premier, then such director will not receive equity-based awards from us and, accordingly, will not be subject to the stock ownership guidelines.

Fiscal Year 2019 Director Compensation Table

Compensation in the table below reflects amounts earned in fiscal year 2019 by our non-employee directors serving on our Board for all or a portion of fiscal year 2019. Ms. DeVore, the only director who is also an employee, receives no additional compensation for serving on the Board.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Cash Awards Under Directors' Compensation Policy ($)(3)	All other Compensation ($)(4)	Total
Barclay E. Berdan	$87,500	$0	$100,000	$1,000	$188,500
Eric J. Bieber, MD	$90,500	$125,007	$0	$1,000	$216,507
Stephen R. D'Arcy	$112,500	$125,007	$0	$1,000	$238,507
Jody R. Davids	$101,000	$125,007	$0	$1,000	$227,007
William B. Downey	$87,000	$125,007	$0	$1,000	$213,007
Peter S. Fine	$95,000	$125,007	$0	$1,000	$221,007
Philip A. Incarnati	$87,500	$125,007	$0	$1,000	$213,507
David H. Langstaff	$108,000	$125,007	$0	$1,000	$234,007
William E. Mayer	$133,000	$125,007	$0	$1,000	$259,007
Marc D. Miller	$89,000	$125,007	$0	$1,000	$215,007
Marvin R. O'Quinn	$84,500	$125,007	$0	$1,000	$210,507
Scott Reiner	$86,000	$125,007	$0	$1,000	$212,007
Terry D. Shaw	$101,000	$0	$100,000	$1,000	$202,000
Richard J. Statuto	$163,250	$125,007	$0	$1,000	$289,257
Ellen C. Wolf	$131,500	$125,007	$0	$1,000	$257,507

(1) The amounts reflected in this column are the retainers or meeting fees earned for service as a director for fiscal year 2019, regardless of when such fees are paid.

(2) Each non-employee director, except Messrs. Berdan and Shaw, received an annual award of restricted stock units (RSUs) with a grant date fair value, computed in accordance with FASB Accounting Standards Codification, *Compensation—Stock Compensation (Topic 718)*, of $125,007. Grant date fair value assumptions are consistent with those disclosed in *Note 14—Stock-Based Compensation* to our Consolidated Financial Statements in our 2019 Form 10-K. RSU grants fully vest on the first anniversary of the grant date. A total of 41,288 unvested RSUs granted to non-employee directors were outstanding as of June 30, 2019.

(3) Cash awards are made pursuant to the Directors' Compensation Policy and are not made under 2013 Equity Incentive Plan. Each of Messrs. Berdan and Shaw provided a written certification stating that he was prohibited by his employer from receiving equity-based compensation from Premier and accordingly, each received an annual cash award of $100,000 in lieu of the annual equity award. See note 2 above.

(4) The Directors' Compensation Policy, effective January 1, 2017, provides for a $1,000 contribution to be made to the charity of choice for each member of the Board of Directors. Contributions are generally made annually in December.

Fiscal 2020 Directors' Compensation Policy (Effective July 1, 2019)

On June 14, 2019, the Board, upon the recommendation of the Compensation Committee, approved amendments to the then-existing Directors' Compensation Policy, effective July 1, 2019 (the "Amended Policy"). The Amended Policy is designed to better ensure that the purpose of the policy (i.e., to provide an incentive to attract and retain the services of qualified persons to serve as directors) is fulfilled. The Compensation Committee's recommendation was based upon market analysis of director compensation levels and practices generally and within the Company's peer group conducted by and discussed with the Compensation Committee's independent compensation consultant.

For Fiscal 2020, the following table sets forth the compensation elements and levels for non-employee directors and reflects the compensation for the enhanced responsibilities and time commitment associated with the positions.

	Compensation Element	Compensation Amount	
Annual Retainer	Cash Retainer	$80,000	
	Equity Retainer (or Cash Award, if applicable)[1][2]	$155,000/$125,000	
Additional Retainer Fees	Board Chair	$60,000	
	Committees	*Chair*	*Member*
	Audit and Compliance Committee	$30,000	$15,000
	Compensation Committee	$30,000	$15,000
	Nominating and Governance Committee	$15,000	$ 7,500
	Member Agreement Review Committee	$15,000	$ 7,500
	Finance Committee	$15,000	$ 7,500
	Conflict Advisory Committee	$15,000	$ 7,500
	Short-term Ad Hoc Committee	$10,000	$ 5,000
Other	Charitable Contribution	$1,000	

(1) Each non-employee director will receive an annual equity award of restricted stock units valued at $155,000, with the exception of any director whose employer prohibits the receipt by such individual of equity-based awards from Premier. Non-employee directors prohibited from receiving equity-based compensation will receive an annual cash award of $125,000 in lieu of the annual equity award.

(2) The grant date of the annual equity award, and the annual cash award for directors who are prohibited from receiving equity, will be moved from January to the earlier of the first business day following the annual stockholders meeting or December 15. The annual equity award, and any annual cash award granted in lieu of the annual equity award, will vest in full one year after the grant date and immediately upon a change in control.

The expense reimbursement and charitable contribution components of the Fiscal 2019 Directors' Compensation Policy were unchanged in the Amended Policy.

Directors who are also our employees do not receive cash or equity compensation for service on the Board in addition to compensation payable for their service as employees of the Company.

Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law (regarding unlawful payment of dividends); or

- for any transaction from which the director derives an improper personal benefit.

We have entered and expect to continue to enter into agreements to indemnify our officers and directors. With certain exceptions, these agreements provide for indemnification of expenses and liabilities incurred by the indemnified individual in connection with a proceeding related to his or her service to us as an officer or director (including, among other things, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and settlement amounts).

We believe these provisions and agreements are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.

PREMIER

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

We are committed to being a good corporate citizen and doing the right thing. We are known as a company that is governed responsibly and behaves ethically, that is open and transparent in its business dealings, that makes a positive social impact and protects the environment, and that provides a work environment where our employees are treated well and are given the opportunity to be all they can be. We were named one of the world's most ethical companies for the 12th consecutive year in 2019 by Ethisphere® Institute for ethical leadership. As detailed below, we are committed to managing the risks and opportunities that arise from environmental, social and governance (ESG) issues. By growing our Company responsibly, we earn the trust on which our business is based, and we build the relationships on which our future depends.

Income Equality

We strive to comply with all equal opportunity and pay equity laws and continuously review compensation levels to identify any potential disparate impact of protected groups, and to ensure internal equity and external competitiveness. Our total rewards philosophy and programs are designed to attract and retain exceptional talent at all levels of our organization. We believe we use best-in-class rewards evaluation methods and tools (including external market surveys and geographic cost of living and cost of labor assessors) and engage external experts to ensure our rewards programs provide employees with living wages, short- and long-term bonus opportunities, and comprehensive health and welfare and retirement benefits.

We use an internally developed career level framework and talent and succession planning processes to provide employees with growth and advancement opportunities which, in turn, drive the economic mobility of our workforce. We are a healthcare performance improvement company with solutions and services that may be used by healthcare providers to better manage the cost of healthcare while also improving the quality and outcomes of care provided. We believe these solutions ultimately have the potential to provide the downstream benefit of lower costs for healthcare and better outcomes for all classes of earners, including lower wage earners.

Diversity and Inclusion

Our goal is to ensure that we are a compelling place to work where team members feel valued, engaged and inspired to do their best work. Building and maintaining a diverse and inclusive culture aligned with our values is a priority for us and is accomplished by:

- Defining our strategic diversity and inclusion objectives;

- Engaging our broader workforce in our diversity and inclusion journey; and

- Deploying initiatives that infuse our diversity and inclusion commitment into every aspect of our business conduct.

We have embedded Employee Resource Groups (ERGs) to provide a resource for channeling information and energy to enhance the ability of our employees to network with peers of similar interest. This fosters an inclusive environment that we believe attracts, develops and retains top talent. The groups facilitate the specified goals and objectives of their members while furthering our business goals. Overall, we believe that ERGs allow employees to utilize all of their strengths and interests to tap into our greatest asset, our employees. Some of our ERGs include:

- A Women's Leadership Group, the mission of which is to provide an inclusive professional environment that fully utilizes their talents, highlights their contributions, and allows women and all professionals within Premier to gain additional insight that will help them grow within the organization.

- Premier Community Partners, which is made up of volunteer champions interested in facilitating and supporting volunteer activities that meet the critical needs of communities where our employees live and work.

- A Military Veterans and Friends Group to serve as an advocate and resource for our military veteran community.

Lastly, we believe one of our key differentiators as employer of choice is that we live by our values at Premier. We regularly recognize and celebrate those individuals and teams who demonstrate these values: Integrity, Passion for Performance, Innovation, and Focus on People. In addition to ongoing peer-to-peer recognition on our intranet, we convene a periodic "Values" conference in Charlotte for our employees. We recognize employees and teams of employees in a peer nominated and determination process for the annual Premier Award, which is provided to individual employees and employees involved in team efforts who demonstrably exhibit our values.

Supplier Diversity

As an organization built on the foundation of transforming healthcare within communities across the country, we also recognize that supplier diversity is an important component of our members' success. Diverse suppliers help our hospitals create jobs and improve life in the communities they serve. As much as we are proud of our past record of success due in large part to our members' commitment to inclusiveness, we are equally focused on ensuring that our future continues that heritage. For example, we enhanced our current Supplier Diversity program with Sourcing Education and Enrichment for Diverse and Small Suppliers (SEEDS), a program aimed at increasing the number of small, diverse and regional enterprises doing business with members of the Premier healthcare alliance. The SEEDS program lends support to diverse and small business enterprises, enabling them to grow at a pace that is commensurate with their existing business infrastructure, i.e., local, regional to national sales capabilities. Moreover, the program provides contracted suppliers with experienced resources and educational tools. These tools are intended to assist our suppliers in gaining contract sales with our members and building long-term relationships across the Premier healthcare alliance. To further support and expand our supplier diversity program, we are a member of the following advocacy organizations:

- National Minority Supplier Development Council (Corporate Member), with additional participation in the regional chapters outlined below:
  - Michigan Minority Business Development Council
  - Carolinas Minority Business Development Council
  - Ohio Minority Business Development Council
- Women Business Enterprises National Council
- Healthcare Supplier Diversity Alliance (Board Member)
- Healthcare Group Purchasing Industry Initiative (Board Member)

Sustainability and Climate Change

Our corporate mission is to improve the health of our nation's communities through the transformation to high-quality, cost-effective health care. We pursue our mission as prudent stewards of the environment in numerous ways. For example:

- We are the only organization to be recognized for 14 consecutive years as a leader in environmental excellence for our commitment to collaborate with member health systems on environmentally preferable purchasing and energy efficiency initiatives. This recognition, by Practice Greenhealth, a leading healthcare organization driving environmental stewardship and sustainable practices, also includes our company-wide efforts to make informed decisions about sustainable products, services and business practices.

- Through our ongoing partnership with MindClick Inc., a leader in supply chain sustainability solutions, we work to integrate critical environmental impact data for medical and non-medical products into the purchasing process for hospitals, health systems and other provider organizations.

- Our GPO also incorporates Environmentally Preferred Purchasing (EPP) into our product selection process, as demonstrated by the following:

  - We are committed to supplying our member health systems with products that support the health of their patients, staff and the populations they serve. As part of this commitment, our sourcing committees include third-party validated environmental impact data in their contracting decisions. Included in our sourcing process are questions about the existence of chemicals of concern, recyclable or recycled packaging and responsible resources in the products we contract on behalf of our member health systems. Contracted products with environmental attributes are highlighted in our product catalog for use by our member health systems. We work closely with a member health system's Environmental Advisory Council to ensure we are addressing our members' needs.

  - In addition, we work with member health systems in their varying organizational EPP initiatives. These initiatives include efforts to eliminate certain chemicals from their health systems, reduce their environmental footprint through reprocessing, utilize products with recyclable packaging and content to eliminate waste and greenhouse gas emissions, and reduce energy usage through the purchase of energy efficient electronics. Through support of these efforts, we are working to address healthcare's role in climate change.

Political Contributions and Lobbying Activities

All political contributions are made only through a voluntary, eligible-employee-funded Premier Employee Political Action Committee (the "PAC"). The PAC is non-partisan, and it enables us to support federal lawmakers who share our vision, values and commitment to improving healthcare quality and safety and reducing costs. The PAC is overseen by a Premier Employee PAC Advisory Committee comprised of contributors to the PAC. We share information on all contributions made from the PAC with the PAC contributors biannually. The PAC only contributes funds to federal lawmakers. It does not make any contributions to state policy-makers or to organizations that are recognized under Section 527 of the U.S. federal tax code and are registered with the Federal Election Commission.

Data Privacy

We collect and process various data files primarily from healthcare providers to support their healthcare operations. Currently, our healthcare customers are primarily located in the United States, and nearly all of the data that we receive is generated in the United States. With respect to our websites and solution portals, we collect user data with respect to customer interactions with our solutions and systems. This data is typically only used for internal purposes, is only disclosed to third parties in furtherance of the services offered by us or for internal marketing practices, and is collected, stored and maintained in accordance with applicable privacy laws and regulations. All our websites include a current Privacy Policy addressing the requirements of both the California Consumer Privacy Act and General Data Protection Regulation. The Privacy Policy describes the categories of data we collect from a consumer, what we do with that data and who we share it with and the related purpose. Our Privacy Policy is located at https://www.premierinc.com/privacy-notice.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information, as of the Record Date, regarding the beneficial ownership of shares of our Class A common stock and our Class B common stock by (i) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Premier, (ii) each of our directors, director nominees and Named Executive Officers listed in the Summary Compensation Table for Fiscal Year 2019 and (iii) all of our directors, director nominees and executive officers as a group. In preparing the following table, we relied upon statements filed with the SEC by the beneficial owners of more than 5% of our outstanding shares of common stock pursuant to Sections 13 or 16 of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock reflected as beneficially owned.

Beneficial ownership is determined in accordance with the rules of the SEC. Accordingly, the following table accounts for shares of Class A common stock issuable (i) upon the exercise of currently exercisable stock options and stock options that vest within 60 days of the Record Date and (ii) upon the vesting of performance shares or restricted stock units that vest within 60 days of the Record Date. Unless otherwise indicated in a footnote, the business address of each person listed below is the address of our principal executive office, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, NC 28277.

Name	Class A Common Stock Beneficially Owned[1]		Class B Common Stock Beneficially Owned[1]		Combined Voting Power[1][2][3]
	Shares	% of Class[2]	Shares	% of Class[2]	
Certain Beneficial Owners					
Vanguard Group Inc.[4]	5,827,105	9.4%	—	—	4.7%
Massachusetts Financial Services Co.[5]	5,077,198	8.2%	—	—	4.1%
FMR LLC[6]	4,480,233	7.2%	—	—	3.6%
River Road Asset Management, LLC[7]	3,204,839	5.2%	—	—	2.6%
Renaissance Technologies LLC[8]	3,166,309	5.1%	—	—	2.5%
Premier Trust[3]	—	—	62,455,345	100%	50.1%
GNYHA Purchasing Alliance, LLC[3][9]	—	—	4,186,613	6.7%	3.4%
Dignity Health[3][10]	—	—	3,702,592	5.9%	3.0%
AdventHealth (f/k/a Adventist Health System Sunbelt Healthcare Corporation)[3][11]	—	—	3,566,582	5.7%	2.9%
Adventist Health System/West[3][12]	—	—	3,160,984	5.1%	2.5%
Directors, Director Nominees and Named Executive Officers:					
Barclay E. Berdan[13]	—	—	1,908,703	3.1%	1.5%
Eric J. Bieber, MD[9][13]	7,700	*	549,824	*	*
Stephen R. D'Arcy	7,500	*	—	—	*
Jody R. Davids	13,883	*	—	—	*
Susan D. DeVore	1,631,654[11][14]	2.6%	—	—	1.3%
William B. Downey[13]	7,700	*	330,000	*	*
Peter S. Fine[13]	7,700	*	2,631,748	4.2%	2.1%
Philip A. Incarnati[13]	7,700	*	986,905	1.6%	*
David H. Langstaff	8,970	*	—	—	*
William E. Mayer	10,587	*	—	—	*
Marc D. Miller[13]	7,700	*	2,232,680	3.6%	1.8%
Marvin R. O'Quinn[13]	7,700	*	3,702,592	5.9%	3.0%
Scott Reiner[13]	7,700	*	3,160,984	5.1%	2.5%
Terry D. Shaw[11][13]	—	—	3,566,582	5.7%	2.9%
Richard J. Statuto[13]	7,700	*	—	—	*
Ellen C. Wolf	17,188	*	—	—	*
Michael J. Alkire	832,571[15]	1.3%	—	—	*
Craig S. McKasson	261,492[16]	*	—	—	*
Leigh T. Anderson	22,148[17]	*	—	—	*
David L. Klatsky	21,064[18]	*	—	—	*
Directors, Director Nominees and Executive Officers as a group (22 persons)[19]	2,956,081[19]	4.8%	19,070,018	30.5%	17.7%

* Represents less than 1%.

PREMIER

(1) In connection with our reorganization and IPO, the member owners were issued Class B common units in Premier LP and an equivalent number of shares of Premier, Inc. Class B common stock. Subject to the terms of the Exchange Agreement, each member owner has the cumulative right, subject to certain restrictions, commencing on October 31, 2014, and during each year thereafter, to exchange up to one-seventh of its initial allocation of Premier LP Class B common units, as well as any additional Premier LP Class B common units purchased by such member owner pursuant to certain rights of first refusal set forth in the Exchange Agreement, on a quarterly basis, for shares of Premier, Inc. Class A common stock (on a one-for-one basis), cash or a combination of both, the form of consideration to be at the discretion of the Audit and Compliance Committee of our Board of Directors. For each Premier LP Class B common unit that is exchanged pursuant to the Exchange Agreement, the member owner will also surrender one corresponding share of Premier Class B common stock, which will automatically be retired. As of the Record Date, there were 62,455,345 Class B common units outstanding. On October 31, 2019, the next quarterly exchange date under the Exchange Agreement, 47,962,098 Class B common units of Premier LP will be eligible for exchange under the Exchange Agreement. Based on indicated participation in the October 31, 2019 Class B common unit exchange process, as of October 14, 2019, a maximum of 7,127,966 Class B common units will be exchanged for shares of Class A common stock, cash or a combination thereof, as determined by our Audit and Compliance Committee. Correspondingly, we expect an equal number of shares of Class B common stock to be removed from the Class B Voting Trust and retired. Following the completion of the exchange process, assuming we settled the exchange solely with shares of Class A common stock, we expect the Class B common stock to represent approximately 44.4% of our total outstanding shares of Class A common stock and Class B common stock combined. Assuming we settled the exchange solely with cash, we expect the Class B common stock to represent approximately 47.1% of our total outstanding shares of Class A common stock and Class B common stock combined. See "Frequently Asked Questions—What is the Class B Common Unit Exchange Process? Will it impact the Annual Meeting?" above for additional information regarding the timing and impact of exchange process, the Record Date and the cancellation of Class B common stock. On or about October 31, 2019, we expect to file with the SEC a Current Report on Form 8-K regarding the final results of the October 31, 2019 exchange process.

(2) Combined Voting Power represents the percentage of voting power of the Class A common stock and Class B common stock of Premier voting together as though a single class. These percentages account for the (i) exercise of currently exercisable stock options and stock options that vest within 60 days of the Record Date; and (ii) number of RSUs and performance shares that are expected to vest within 60 days of the Record Date. The percentages are based on 62,195,417 shares of Class A common stock outstanding and 62,455,345 shares of Class B common stock outstanding as of the Record Date.

(3) Our member owners, including GNYHA Purchasing Alliance, LLC ("GNYHA PA"), Dignity Health ("Dignity"), AdventHealth and Adventist Health System/West ("AHW"), are the beneficial owners of our Class B common stock. In connection with our reorganization and IPO, our member owners entered into the VTA pursuant to which the member owners contributed their Class B common stock to the Class B Voting Trust, under which a trustee will act on behalf of the member owners for purposes of voting their Class B common stock. As a result of the VTA, the Trustee has voting power over the member owners' Class B common stock; however, the member owners retain investment power over the Class B common stock. The business address of Wells Fargo Delaware Trust Company, N.A., the Trustee, is 919 N. Market Street, Suite 1600, Wilmington, Delaware 19801. Following the expected Class B common unit exchanges discussed in footnote 1 above, (i) the shares of Class B common stock surrendered in connection with such exchanges will no longer be included in the Class B Voting Trust, and (ii) the number of outstanding shares of Class B common stock are expected to fall below 50.0% of our total number of shares of Class A and Class B common stock outstanding.

(4) The information presented is based solely on the Schedule 13F-HR filed with the SEC by Vanguard Group, Inc. ("Vanguard") on August 14, 2019, with respect to holdings at June 30, 2019. The Schedule 13F-HR indicates sole investment discretion with respect to 5,799,790 shares, defined investment discretion with respect to 27,315 shares, sole voting authority with respect to 27,792 shares, shared voting authority with respect to 7,656 shares and no voting authority with respect to 5,791,657 shares. The address of Vanguard is P.O. Box 2600, V26, Valley Forge, PA 19482.

(5) The information presented is based solely on the Schedule 13F-HR filed with the SEC by Massachusetts Financial Services Co. ("MFS") on August 14, 2019, with respect to holdings at June 30, 2019. The Schedule 13F-HR indicates sole investment discretion with respect to 5,057,215 shares, defined investment discretion with respect to 19,983 shares, sole voting authority with respect to 5,043,486 shares, shared voting authority with respect to 19,983 shares and no voting authority with respect to 13,729 shares. The address of MFS is 111 Huntington Avenue, Boston, MA 02199.

(6) The information presented is based solely on the Schedule 13F-HR filed with the SEC by FMR LLC ("FMR") on August 13, 2019, with respect to holdings at June 30, 2019. The Schedule 13F-HR indicates sole investment discretion with respect to no shares, defined investment discretion with respect to 4,480,233 shares, sole voting authority with respect to 159,222 shares, shared voting authority with respect to no shares and no voting authority with respect to 4,321,011 shares. The address of FMR is 245 Summer Street, Boston, MA 02210.

(7) The information presented is based solely on the Schedule 13F-HR filed with the SEC by River Road Asset Management, LLC ("RRM") on August 12, 2019, with respect to holdings at June 30, 2019. The Schedule 13F-HR indicates sole investment discretion with respect to 3,204,839, defined investment discretion with respect to no shares, sole voting authority with respect to 2,475,128 shares, shared voting authority with respect to no shares and no voting authority with respect to 729,711 shares. The address of RRM is 462 South Fourth Street, Suite 2000, Louisville, KY 40202.

(8) The information presented is based solely on the Schedule 13F-HR filed with the SEC by Renaissance Technologies LLC ("Renaissance") on August 12, 2019, with respect to holdings at June 30, 2019. The Schedule 13F-HR indicates sole investment discretion with respect to 3,166,309, defined investment discretion with respect to no shares, sole voting authority with respect to 3,166,309 shares, shared voting authority with respect to no shares and no voting authority with respect to no shares. The address of Renaissance is 800 Third Avenue, New York, NY 10022.

(9) All of the shares are held directly by GNYHA PA, whose manager is GNYHA Holdings, LLC. GNYHA PA has shared voting and dispositive power over the shares with GNYHA Holdings, LLC, Acurity, Inc., Greater New York Hospital Association, Inc. and certain hospitals. The principal business address of each entity named herein is c/o GNYHA Ventures Inc., 555 West 57th Street, Suite 1500, New York, NY 10019. Pursuant to the Exchange Agreement, on or about October 31, 2019, GNYHA PA has informed us that it expects to exchange 2,114,184 Class B common units of Premier, LP for shares of Class A common stock, cash or a combination thereof, as determined by our Audit and Compliance Committee, and correspondingly, we expect 2,114,184 shares of Class B common stock to be removed from the Class B Voting Trust and retired. Shares of Class A common stock received by GNYHA PA under the Exchange Agreement, if any, will not have a right to vote

at the Annual Meeting because they will be issued after the Record Date. Eric J. Bieber, MD, a member of our Board of Directors, serves on the board of governors of Greater New York Hospital Association, Inc., but does not participate in investment or voting decisions regarding Class A common stock of Premier or Class B common units of Premier LP beneficially owned by GNYHA PA or its affiliated entities and disclaims beneficial ownership of such shares and units. Shares beneficially owned by GNYHA PA are not included in Dr. Bieber's beneficial ownership amounts.

(10) All of the shares are held directly by Dignity. The principal business address of Dignity is 185 Berry Street, Suite 300, San Francisco, CA 94107. Mr. O'Quinn, the Senior Executive Vice President and Chief Operating Officer of Dignity, is one of our Board members, but does not participate in investment or voting decisions regarding Class A common stock of Premier or Class B common units of Premier LP beneficially owned by Dignity and disclaims beneficial ownership of such shares and units.

(11) All of the shares are held directly by AdventHealth. The principal business address of AdventHealth is 900 Hope Way, Altamonte Springs, FL 32714-1502. Ms. DeVore, our Chief Executive Officer, and one of our directors, serves as a non-voting member of the audit and finance committees of the board of directors of AdventHealth, but does not participate in investment or voting decisions regarding Class A common stock of Premier or Class B common units of Premier LP beneficially owned by AdventHealth and disclaims beneficial ownership of such shares and units. Shares beneficially owned by AdventHealth are not included in Ms. DeVore's beneficial ownership amounts. Terry D. Shaw, the Chief Executive Officer of AdventHealth, is one of our Board members, but does not participate in investment or voting decisions regarding Class A common stock of Premier or Class B common units of Premier LP beneficially owned by AdventHealth and disclaims beneficial ownership of such shares and units.

(12) All of the shares are held directly by AHW. The principal business address of AHW is 2100 Douglas Boulevard, Roseville, CA 95661. Mr. Reiner, the Chief Executive Officer of AHW, is one of our Board members, but does not participate in investment or voting decisions regarding Class A common stock of Premier or Class B common units of Premier LP beneficially owned by AHW and disclaims beneficial ownership of such shares and units.

(13) As an executive officer of a member owner, such person may be deemed to share beneficial ownership of the shares and/or units held by the member owner with which he or she is affiliated, and such person disclaims beneficial ownership of any such shares or units or any other shares or units held by affiliates of the applicable member owner. As of August 31, 2019, Mr. Statuto no longer has an employment or consulting relationship with any of our member owners.

(14) Ms. DeVore is our Chief Executive Officer. Includes 418,593 shares of Class A common stock owned by Ms. DeVore and 1,213,061 shares of Class A common stock that are issuable upon the exercise of currently exercisable options. Shares beneficially owned by AdventHealth are not included in Ms. DeVore's beneficial ownership amounts. See note 11 above.

(15) Mr. Alkire is our President. Includes 214,524 shares of Class A common stock owned by Mr. Alkire and 618,047 shares of Class A common stock that are issuable upon the exercise of currently exercisable options.

(16) Mr. McKasson is our Chief Administrative Officer and Chief Financial Officer. Includes 74,873 shares of Class A common stock owned by Mr. McKasson and 186,619 shares of Class A common stock that are issuable upon the exercise of currently exercisable options.

(17) Mr. Anderson is our President of Performance Services. Includes 10,257 shares of Class A common stock owned by Mr. Anderson and 11,891 shares of Class A common stock that are issuable upon the exercise of currently exercisable options.

(18) Mr. Klatsky is our General Counsel. Includes 12,639 shares of Class A common stock owned by Mr. Klatsky and 8,425 shares of Class A common stock that are issuable upon the exercise of currently exercisable options. Pursuant to a marital settlement agreement, Mr. Klatsky has agreed to transfer 50% of such shares of Class A common stock and stock options to his former spouse and thus disclaims beneficial ownership as to those securities.

(19) Includes the individuals identified in the table above and those additional individuals serving as executive officers as of the Record Date, as indicated under the heading "Executive Officers" below. Includes 866,452 shares of Class A common stock and 2,089,629 shares of Class A common stock that are issuable upon the exercise of currently exercisable options.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% beneficial owners are required by the Exchange Act to furnish us with copies of all Section 16(a) forms they file. As an administrative matter, we assist our executive officers and directors by monitoring transactions and filing Section 16 reports on their behalf. Based on our records, compliance program and review of written representations and SEC filings, we believe that during fiscal year 2019 our executive officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

RELATED PERSON TRANSACTIONS

Policy on Oversight of Related Person Transactions

We have several written policies and codes in place that govern, among other things, related party transactions and potential conflicts of interest. In addition, several of the committees of our Board of Directors have oversight responsibility for related party transactions and potential conflicts of interest. Transactions between us and our directors, executive officers and significant stockholders must be approved by our Audit and Compliance Committee, which is comprised of independent members of our Board of Directors, following consultation with the Conflict Advisory Committee. Pursuant to its charter, the Audit and Compliance Committee is responsible for the review and approval, in accordance with our Code of Conduct, of all related party transactions requiring disclosure under SEC Regulation S-K Item 404 (i.e., those in excess of $120,000). This obligation is executed primarily through oversight of and collaboration with the Conflict Advisory Committee. The Conflict Advisory Committee charter authorizes that Committee to oversee all business or personal transactions between officers or directors or their respective affiliates, on the one hand, and us or our affiliates, on the other hand. Additionally, the Conflict Advisory Committee is maintained in light of the fact that we have member-directors on our Board of Directors and the need to establish governance around our member owners' health system business development plans as well as our objective to collaborate on potential new business with our member owners. The Conflict Advisory Committee may recommend actions ranging from disclosure to recusal or resignation to the Audit and Compliance Committee for their consideration and action. In addition, the Member Agreement Review Committee is responsible for reviewing and providing feedback to our management with respect to non-ordinary course transactions between us or our subsidiaries and our member owners and also for assessing risks associated with agreements that we enter into with our member owners.

The above committees are permitted to engage outside advisors and other professionals to assist them with their stated duties, including evaluating and approving any transaction between us and any related party, including our member owners.

For more information regarding the evaluation of related party transactions and potential conflicts of interest, see "Corporate Governance and Board Structure—Corporate Governance—Code of Ethics," "—Committees of the Board of Directors—Audit and Compliance Committee," "—Member Agreement Review Committee" and "—Conflict Advisory Committee" above.

Related Person Transactions in Fiscal Years 2019 and 2018

Acurity

As of June 30, 2019, GNYHA Purchasing Alliance, LLC and its member organizations ("GNYHA PA") owned approximately 6% of the outstanding (i) partnership interests in Premier LP and (ii) Class B common stock of Premier, Inc. We had a limited partners' distribution payable to GNYHA PA and its member organizations at June 30, 2019 and 2018 of $0.7 million and $1.6 million, respectively. During the fiscal year ended June 30, 2019, we made a payment to GNYHA PA of $3.6 million under our tax receivable agreement. Net administrative fees revenue based on purchases by Acurity, Inc. ("Acurity") (an affiliate of GNYHA PA) and its member organizations was $67.7 million and $71.5 million for the fiscal years ended June 30, 2019 and 2018, respectively. Approximately $7.1 million and $8.2 million of our revenue share obligations related to revenue share obligations to Acurity and its member organizations at June 30, 2019 and 2018, respectively. Services and support revenue earned from Acurity and its member organizations was $14.3 million and $13.7 million during the fiscal years ended June 30, 2019 and 2018, respectively. Product revenue earned from, or attributable to services provided to, Acurity and its member organizations was $41.9 million and $29.4 million during the fiscal years ended June 30, 2019 and 2018, respectively. We also had receivables from Acurity and its member organizations of $3.8 million and $3.8 million at June 30, 2019 and 2018, respectively.

Eric Bieber, MD., one of our directors, is a member of the board of governors of the Greater New York Hospital Association, Inc., an affiliate of GNYHA PA.

PREMIER

Dignity Health

As of June 30, 2019, Dignity owned approximately 6% of the outstanding (i) partnership interests in Premier LP and (ii) Class B common stock of Premier, Inc. We had a limited partners' distribution payable to Dignity and its member organizations at June 30, 2019 and 2018 of $0.6 million and $0.5 million, respectively. During the fiscal year ended June 30, 2019, we made a payment to Dignity of $0.3 million, under our tax receivable agreement. Net administrative fees revenue based on purchases by Dignity and its member organizations was $16.7 million and $16.0 million for the fiscal years ended June 30, 2019 and 2018, respectively. Approximately $1.9 million and $1.7 million of our revenue share obligations related to revenue share obligations to Dignity and its member organizations at June 30, 2019 and 2018, respectively. Services and support revenue earned from Dignity and its member organizations was $.0.7 million and $1.5 million during the fiscal years ended June 30, 2019 and 2018, respectively. Product revenue earned from, or attributable to services provided to, Dignity and its member organizations was $0.3 million and $0.1 million during the fiscal years ended June 30, 2019 and 2018, respectively. We also had receivables from Dignity and its member organizations of $0.1 million and $0.2 million at June 30, 2019 and 2018, respectively.

Marvin R. O'Quinn, one of our directors, is the Senior Executive Vice President and Chief Operating Officer of Dignity.

AdventHealth (f/k/a Adventist Health System Sunbelt Healthcare Corporation)

As of June 30, 2019, AdventHealth owned approximately 6% of the outstanding (i) partnership interests in Premier LP and (ii) Class B common stock of Premier, Inc. We had a limited partners' distribution payable to AdventHealth at June 30, 2019 and 2018 of $0.9 million and $0.9 million, respectively. During fiscal year ended June 30, 2019, we made a payment to AdventHealth of $0.3 million under our tax receivable agreement. Net administrative fees revenue based on purchases by AdventHealth and its member organizations was $19.9 million and $19.0 million for the fiscal years ended June 30, 2019 and 2018, respectively. Approximately $2.4 million and $2.2 million of our revenue share obligations related to revenue share obligations to AdventHealth and its member organizations at June 30, 2019 and 2018, respectively. Services and support revenue earned from AdventHealth and its member organizations was $5.2 million and $5.6 million during the fiscal years ended June 30, 2019 and 2018, respectively. Product revenue earned from, or attributable to services provided to, AdventHealth and its member organizations was $12.6 million and $12.1 million during the fiscal years ended June 30, 2019 and 2018, respectively. We also had receivables from AdventHealth and its member organizations of $0.7 million and $0.9 million at June 30, 2019 and 2018, respectively.

Ms. DeVore, our Chief Executive Officer, and one of our directors, serves as a non-voting member of the audit and finance committees of the board of directors of AdventHealth. Terry D. Shaw, one of our directors, is the Chief Executive Officer of AdventHealth.

Adventist Health System/West

As of June 30, 2019, AHW owned approximately 5% of the outstanding (i) partnership interests in Premier LP and (ii) Class B common stock of Premier, Inc. We had a limited partners' distribution payable to AHW and its member organizations at June 30, 2019 and 2018 of $.05 million and $.05 million, respectively. During the fiscal year ended June 30, 2019, we made a payment to AHW of $0.3 million, under our tax receivable agreement. Net administrative fees revenue based on purchases by AHW and its member organizations was $12.1 million and $12.6 million for the fiscal years ended June 30, 2019 and 2018, respectively. Approximately $1.4 million $1.4 million of our revenue share obligations related to revenue share obligations to AHW and its member organizations at June 30, 2019 and 2018, respectively. Services and support revenue earned from AHW and its member organizations was $10.1 million and $5.6 million during the fiscal years ended June 30, 2019 and 2018, respectively. Product revenue earned from, or attributable to services provided to, AHW and its member organizations was $3.0 million and $3.3 million during the fiscal years ended June 30, 2019 and 2018, respectively. We also had receivables from AHW and its member organizations of $4.7 million and $1.5 million at June 30, 2019 and 2018, respectively.

Scott Reiner, one of our directors, is the Chief Executive Officer of AHW.

FFF Enterprises

On July 26, 2016, through our consolidated subsidiary, Premier Supply Chain Improvement, Inc., we acquired 49% of the issued and outstanding stock of FFF Enterprises, Inc. ("FFF"). Our share of FFF's net income was $5.1 million and $6.3 million for the fiscal years ended June 30, 2019 and 2018, respectively. We maintain group purchasing agreements with FFF and receive administrative fees for purchases made by our members pursuant to those agreements. Net administrative fees revenue recorded from purchases under those agreements was $8.0 million and $7.6 million for the fiscal years ended June 30, 2019 and 2018, respectively.

AEIX

We conduct all operational activities for American Excess Insurance Exchange Risk Retention Group ("AEIX"), a reciprocal risk retention group that provides excess and umbrella healthcare professional and general liability insurance to certain hospital and healthcare system members. We are reimbursed by AEIX for actual costs, plus an annual incentive management fee not to exceed $0.5 million per calendar year. We received cost reimbursement of $5.5 million and $6.0 million for the fiscal years ended June 30, 2019 and 2018, respectively, and annual incentive management fees of $0.7 million and $0.3 million for the fiscal years ended June 30, 2019 and 2018, respectively. As of June 30, 2019 and 2018, we had $0.7 and $0.9 million, respectively, in amounts receivable from AEIX.

Barclay Berdan, one of our directors, is Chair of the AEIX board of directors. William Downey, one of our directors, is a member of the AEIX board of directors.

Certain Contractual Arrangements with Our Member Owners

In connection with our reorganization and IPO, we entered into several agreements to define and regulate the governance and control relationships among us, Premier LP and the member owners, including GNYHA PA, Dignity, AdventHealth and AHW. While our member owners receive certain rights and benefits under these agreements, we do not believe that these rights and benefits represent a direct or indirect material interest to any of our member-directors or nominee member-directors that are employed by one of our stockholder hospitals or health systems or by a group affiliate or other non-provider organization affiliated with one or more Premier member facilities participating in our group purchasing program. These agreements, each of which became effective on October 1, 2013, include the:

- Premier LP Amended and Restated Limited Partnership Agreement, as amended;
- Exchange Agreement;
- Registration Rights Agreement;
- Tax Receivable Agreements;
- Voting Trust Agreement; and
- GPO Participation Agreements.

These agreements are summarized in *Note 1—Organization and Basis of Presentation* to our consolidated financial statements included in, and filed as exhibits to, our 2019 Form 10-K. The summary of these agreements does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the complete text of the agreements.

PREMIER

EXECUTIVE COMPENSATION

Introduction

Our Compensation Discussion and Analysis ("CD&A") discusses our executive compensation program and explains the Compensation Committee's decisions affecting NEO compensation for fiscal year 2019. Detailed compensation information is provided in tabular format as contemplated by the applicable SEC rules, with related narrative disclosure.

Our NEOs for fiscal year 2019 include the following current officers:

Name	Title
Susan D. DeVore	Chief Executive Officer
Michael J. Alkire[1]	President
Craig S. McKasson[2]	Chief Administrative and Chief Financial Officer
Leigh T. Anderson	President, Performance Services
David L. Klatsky	General Counsel

(1) Effective as of April 26, 2019, Michael J. Alkire was promoted to President. Mr. Alkire had served as Chief Operating Officer since 2013. Mr. Alkire's promotion is in recognition of the expansion of his role to include the Company's two evolving segment strategies, in addition to his existing oversight of the Company's overall business operations.

(2) Effective as of April 26, 2019, Craig S. McKasson was promoted to Chief Administrative Officer in addition to his role as Chief Financial Officer. Mr. McKasson's promotion is in recognition of the expansion of his role to include oversight of corporate development, enterprise project management and corporate information technology.

Additional information regarding the NEOs' biographical and business backgrounds is set forth above under "Item 1—Election of Directors" for Ms. DeVore, and below under "Executive Officers" for the other current NEOs.

COMPENSATION DISCUSSION AND ANALYSIS

In the Executive Summary section of our CD&A, we discuss:

- The linkage of our executive compensation program to our Mission, Vision and Values
- Our 2018 say-on-pay stockholder advisory vote
- Key changes to our fiscal year 2019 executive compensation program
- Highlights of our fiscal year 2019 performance

In the remainder of our CD&A, we describe:

- How our executive compensation principles and governance practices align with our stockholders' interests, i.e., what we do and what we don't do
- The design and rationale of our executive compensation program
- The individual elements of our NEOs' compensation program
- Compensation paid to our NEOs in fiscal year 2019
- Our recoupment ("clawback"), trading restrictions and anti-hedging, anti-pledging and compensation deductibility policies

EXECUTIVE SUMMARY

Linking Executive Compensation to Our Mission, Vision and Values

We are confident that our executive compensation program provides a sound linkage between our Mission, Vision and Values and our stockholders' interests, and we encourage a thorough review of our CD&A and other information in this "Executive Compensation" section of this proxy statement to ensure a better understanding of our program and this linkage.

Our Mission is to improve the health of communities.

Our Vision is through the collaborative power of the Premier alliance, we will lead the transformation to high-quality, cost-effective healthcare.

Our Values are integrity, passion for performance, innovation and a focus on people.

From serving our members, to improving healthcare in our communities, to investing in our people, our Mission, Vision and Values are at the heart of everything we do at Premier. Within this context, we design all of our compensation programs, including the structure of our executive compensation program, to accomplish the following:

- Hire exceptionally talented people who are passionate about our Mission and Vision and exemplify our Values;
- Drive sustained performance of our people to achieve challenging short- and long-term financial and operational goals that increase stockholder value; and
- Retain the strongest and most diverse talent who are critical to the achievement of our Mission and realization of our Vision.

PREMIER

Our 2018 Stockholder Say-on-Pay Vote

At our 2018 Annual Meeting of Stockholders, we sought stockholder approval, on an advisory basis, of the compensation of our NEOs as disclosed in our 2018 proxy statement (“say-on-pay” vote). We hold our say-on-pay vote annually. In 2018, approximately 98% of the say-on-pay votes cast were votes “FOR” our executive compensation program. As evidenced by this strong backing, we believe our stockholders generally support our compensation principles, programs and governance practices. Our Compensation Committee and Board of Directors considered the 2018 advisory say-on-pay vote results, as well as comments from our stockholders, and decided not to change the overall structure of our executive compensation program.

Highlights of Our 2019 Performance

Our fiscal year 2019 performance exceeded our fiscal year 2018 performance on key financial metrics used, in part, in determining fiscal year 2019 NEO compensation. Set forth below is a comparison of our total Net Revenue, Non-GAAP Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) and Non-GAAP Adjusted Fully Distributed Earnings per Share (“Adjusted EPS”) for fiscal years 2018 and 2019:



NET REVENUE[1]
FY18
FY19
3%
1-YEAR REVENUE GROWTH

NON-GAAP ADJUSTED EBITDA[2]
FY18
FY19
4%
1-YEAR EBITDA GROWTH

NON-GAAP ADJUSTED EPS[3]
FY18
FY19
16%
1-YEAR EPS GROWTH

(1) Represents Total Net Revenue from continuing operations calculated in accordance with GAAP as reported in our 2019 Form 10-K.

(2) Non-GAAP Adjusted EBITDA is defined as EBITDA before merger and acquisition related expenses and non-recurring, non-cash or non-operating items and including equity in net income of unconsolidated affiliates. EBITDA is defined as net income before loss from discontinued operations, net of tax, interest and investment income, net, income tax expense, depreciation and amortization and amortization of purchased intangible assets. Non-recurring items include income or expenses and other items that have not been earned or incurred within the prior two years and are not expected to recur within the next two years. Such items include certain strategic and financial restructuring expenses. Non-operating items include gain or loss on disposal of assets and interest and investment income or expense.

(3) We define Non-GAAP Adjusted Fully Distributed Earnings per Share, or Adjusted EPS, as Non-GAAP Adjusted Fully Distributed Net Income divided by diluted weighted average shares. We define Non-GAAP Adjusted Fully Distributed Net Income as net income attributable to Premier (i) excluding loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the impact of adjustment of redeemable limited partners’ capital to redemption amount, (iv) excluding the effect of non-recurring and non-cash items, (v) assuming the exchange of all the Class B common units for shares of Class A common stock, which results in the elimination of non-controlling interest in Premier LP and (vi) reflecting an adjustment for income tax expense on Non-GAAP Fully Distributed Net Income before income taxes at our estimated effective income tax rate. Reflects income tax expense at an estimated effective income tax rate of 32% of Non-GAAP adjusted fully distributed income before income taxes for fiscal year 2018.

We use Non-GAAP financial metrics in our executive compensation program to more fairly evaluate our performance on a year-over-year basis by removing certain items outside the control of our management team. We note that Adjusted EBITDA and Adjusted EPS may have limitations as analytical tools, and should not be considered in isolation from, or as an alternative to, any measure of our performance derived in accordance with GAAP. Definitions of Adjusted EBITDA and Adjusted EPS and our rationale for using these performance metrics are further discussed below—see “Annual Incentive Plan and Equity Plan Metric Definitions.” Also see **Appendix A** to this proxy statement and our 2019 Form 10-K for additional information on our use of Non-GAAP financial metrics as well as a reconciliation to comparable GAAP measures.

OUR EXECUTIVE COMPENSATION PRINCIPLES AND GOVERNANCE PRACTICES

Our executive compensation principles and governance practices are designed to promote and protect our stockholders' interests. The table below outlines the foundational principles used in the design of our executive compensation program and the practices that govern the program.

Our Compensation Practices	
What We Do	**What We Don't Do**
✓ Put pay at-risk based on short- and long-term company performance. Three-fourths of our NEO compensation is at-risk (assuming target-level performance).	✗ Incentivize short-term results at the expense of long-term performance.
✓ Incorporate meaningful and challenging short- and long-term performance goals in our incentive programs.	✗ Allow margining, derivative or speculative transactions, such as hedges, pledges and short sales by our NEOs.
✓ Analyze compensation levels and types of compensation relative to a representative and relevant group of peer companies (our "peer group").	✗ Provide tax gross-up payments.
✓ Cap annual incentive compensation and performance shares at 150% of the target payout.	✗ Re-price "under water" outstanding stock options.
✓ Require stock ownership under guidelines that are in line with those of our peer group companies.	✗ Provide separate employer paid supplemental pensions for our executives.
✓ Mandate that our NEOs trade equity exclusively via SEC Rule 10b5-1 trading plans which can be established only during open trading windows at least 30 days in advance of the execution of any trades.	✗ Require automatic "single-trigger" equity award vesting and severance.
✓ Maintain a compensation recoupment (i.e., "clawback") policy to recapture unearned incentive payments upon financial restatements.	✗ Incentivize excessively risky business decisions.
✓ Use restrictive covenants including non-compete protections.	

Our Executive Compensation Key Objectives

In setting and overseeing our executive compensation program, our Compensation Committee focuses on the following key objectives:

- Attract and retain exceptional and diverse executive talent

- Support business objectives

- Encourage the creation of stockholder value by focusing executive pay more on long-term equity compensation than short-term incentives and cash

- Recognize our unique business structure and focus

- Reflect the broad spectrum of talent and diverse sources of market data

- Provide reward opportunities consistent with business performance

PREMIER

We design our executive compensation program in light of these key objectives by:

Using a mix of fixed and variable compensation	We heavily weight our NEOs' compensation mix toward variable, at-risk compensation so that our program encourages behaviors that achieve desired results.
Using a mix of cash and equity incentives	The majority of our NEOs' total pay is variable and tightly linked to our short- and long-term financial and market performance.
Requiring NEOs to be significant stockholders	We require our NEOs to own specified levels of Premier stock under our stock ownership guidelines to enhance alignment of executive and stockholder interests.
Paying based on individual performance and potential	We consider individual performance and potential for advancement in making compensation decisions.
Regularly reviewing our compensation program versus representative and relevant comparators	We review our executive compensation program at least annually versus our peer group to evaluate competitive compensation levels and alignment with the external market to attract and retain exceptional leaders with strong, balanced skills. The Compensation Committee annually reviews the composition of our peer group so that it remains a relevant and representative comparator for our executive compensation program.
Paying competitive compensation	Each year, we compare and evaluate our compensation program with those of our peer group to assess whether our target compensation levels are consistent with market levels and practice and adjust compensation levels if determined appropriate. We do not tie any element of our compensation program to a specific percentile of our peer group.

Our Peer Group

We use a peer group of companies to analyze external market compensation practices. We consider this information when implementing competitive and performance-driving compensation packages for our NEOs. With input from management and Mercer, our compensation consultant, the Compensation Committee reviews the peer group annually so that its composition remains appropriate. Each year, we compare our compensation programs with those of our peer group and assess whether our executive compensation programs and target compensation levels are consistent with market practice.

In constructing our peer group, the Compensation Committee reviews information for and considers publicly traded companies in the U.S. with the following attributes:

- Similar business orientation and industry classifications (healthcare services, technology, distributors, research and consulting)
- Similar services (group purchasing, supply chain services, integrated/specialty pharmacy, technology/data, population health and performance management)
- Revenue that is approximately one-third to three times that of ours

The Compensation Committees also considers other relevant factors, including:

- Market capitalization, total number of employees and revenue less cost of goods sold
- Executive positions similar in breadth, complexity and/or scope of responsibility
- Competitors for customers and executive talent

Based on these considerations as well as input from Mercer and our management, our Compensation Committee reviewed and approved our peer group for fiscal year 2019. The decision was made to remove two companies from the peer group for fiscal year 2018—Advisory Board Company, which was acquired in November 2017, and IHS which has a relatively minimal healthcare business focus—and to add Omnicell, based on Mercer's review methodology summarized above. The revenue and market capitalization for IHS were higher than ours; the revenue and market capitalization for Advisory Board and Omnicell were lower than ours. The Compensation Committee approved the peer group for fiscal year 2019 to be comprised of the following companies:

- Allscripts Healthcare Solutions
- athenahealth, Inc.
- Cerner Corp.
- HMS Holdings Corp.
- Huron Consulting Group, Inc.
- Magellan Health, Inc.

- Navigant Consulting, Inc.
- Omnicell Inc.
- Owens & Minor, Inc.
- Patterson Companies, Inc.
- NextGen Healthcare, Inc. (f/k/a Quality Systems, Inc.)

As we grow and evolve, and as the companies in our peer group change (e.g., due to merger, acquisition, delisting), our Compensation Committee will continue to review and reconfigure our peer group as appropriate.

The table below summarizes and compares our revenue and market capitalization to that of the peer group. Revenue for the peer group is as of each respective company's most recently completed fiscal year as of June 30, 2018; market capitalization for the peer group is as of June 30, 2018. Excluding Premier, the median annual revenue of the peer group is $1.220 billion, which is lower than our fiscal year 2018 revenue; the median market capitalization of the peer group is $2.039 billion, which is lower than our market capitalization as of June 30, 2018.

	Peer Group Summary[1]	Revenue ($) in billions	Market Capitalization ($) in billions
Peer Group	**75th Percentile**	5.304	2.249
	Median	1.220	2.039
	25th Percentile	0.762	1.139
	Premier	**1.661[2]**	**4.842[3]**
	Premier Percentile Rank	**56%**	**80%**

(1) Source: S&P Global Market Intelligence as of June 2018.
(2) Premier total net revenue for fiscal year 2018 as reported in our 2018 Form 10-K.
(3) Premier market capitalization includes all outstanding Class A common stock and Class B common stock, and is based on the June 30, 2018 closing price ($36.38) of our Class A common stock on the NASDAQ Global Select Market.

Our Competitive Positioning

Our Compensation Committee reviews the median peer group data for total direct compensation (at target), including base salary and annual and long-term incentives. Company and individual performance and other factors, including potential succession and, where applicable, compensation levels relative to general survey data, ultimately determine whether target compensation for our NEOs is above or below the peer group median.

In determining appropriate compensation levels for our NEOs, our Compensation Committee reviews compensation levels for executives in similarly situated roles at companies in our peer group. Mercer initially compiles the compensation data for the selected peer group; at the request of the Compensation Committee, management reviews and evaluates Mercer's compensation data.

Our Pay Mix

Our pay mix is an important aspect of our executive compensation program; our use of at-risk performance-based compensation is designed to drive annual and long-term performance, enhance retention and maintain competitiveness with the external marketplace.

PREMIER

The charts below compare our CEO's and other NEOs' total direct compensation mix (base salary, target annual incentive and equity incentive) to the average total direct compensation mix of the CEOs and NEOs of our peer group, as compiled by our compensation consultant.

Pay mix for our NEOs was determined using the NEOs' annual base salary and target annual and equity incentive (assuming target or 100% performance for performance-based equity under our equity plan) for fiscal year 2019. Pay mix for our peer group was determined using the annual base salary, target annual incentive and annual grant date fair value opportunity of long-term incentive awards as reported in peer group companies' 2018 proxy statements filed with the SEC.

Our CEO's total direct compensation is slightly more heavily weighted to at-risk, annual (target annual bonus) and long-term (equity) compensation than the average total direct compensation of the CEOs in our peer group. Our NEO compensation is also, on average, slightly more heavily weighted to at-risk, performance-based pay than our peer group.

CEO Pay Mix – Premier


Base Salary 13%
Target Annual Bonus 20%
Equity 67%
CASH
LONG-TERM EQUITY AWARD
PERFORMANCE BASED OR VARIABLE PAY 87%

CEO Pay Mix – Peer Group


Base Salary 15%
Target Annual Bonus 19%
Equity 66%
CASH
LONG-TERM EQUITY AWARD
PERFORMANCE BASED OR VARIABLE PAY 85%

All Other NEOs Pay Mix – Premier


Base Salary 21%
Target Annual Bonus 21%
Equity 58%
CASH
LONG-TERM EQUITY AWARD
PERFORMANCE BASED OR VARIABLE PAY 79%

All Other NEOs Pay Mix – Peer Group


Base Salary 24%
Target Annual Bonus 18%
Equity 58%
CASH
LONG-TERM EQUITY AWARD
PERFORMANCE BASED OR VARIABLE PAY 76%

Overview of Primary Executive Compensation Elements

The table below summarizes the primary elements of our NEOs' fiscal year 2019 executive compensation program, including a description and purpose of each element. In addition to the elements summarized in the table below, our NEOs are eligible to participate in a voluntary non-qualified deferred compensation plan and a company-wide defined contribution (i.e., 401(k) savings) program. A more detailed description of all of our compensation elements, along with related 2019 actions for each element, if applicable, follows this table.

| Pay Element | Base Salary | Annual Incentive Program | Equity Program | |
			Performance Shares	Time-based Restricted Stock Units ("RSUs")
Description	• Ongoing fixed cash compensation	• Annual cash incentive plan based on target amounts for each NEO • Actual awards may be higher or lower than target based on business performance • Awards are 0% of target for below-threshold performance or 50% to 150% of target for above-threshold performance	• Shares of stock are earned based on our performance during a 3-year performance cycle based on meeting pre-determined performance goals • Awards are 0% of target for below-threshold performance or 50% to 150% of target for above-threshold performance	• RSUs vest at defined times after the NEO meets certain service-based requirements
Purpose	• Attract and retain exceptional and diverse talent • Reflect business expectations, competencies and values	• Motivate achievement of Premier's annual financial and member objectives • Reflect challenges and share in risk with our performance • Balance business unit and corporate focus • Provide an annual balanced focus relative to long-term (equity) incentive plan objectives	• Motivate sustained achievement of long-term earnings growth goals • Align NEOs' interests with stockholders' interests • Enhance retention • Provide a long-term balanced focus relative to annual incentive plan objectives	
Who Receives	All NEOs			
When Granted/Paid	Reviewed annually, paid semi-monthly	Paid within 2.5 months after fiscal year end	Generally granted annually in August	
Form of Delivery	Cash		Premier Equity	
Type of Performance	Short-term/Annual		Long-term	
Performance /Vesting Period[1]	N/A	1-Year Performance Cycle	3-Year Performance Cycle	Vests in full after 3 Years
Performance Measures	Competencies, values, individual performance, longer-term potential	Revenue growth (35%), Non-GAAP Adjusted EBITDA growth (35%), Member Performance Indices (20%) Key Strategic Milestones (10%)	3-Year Non-GAAP Adjusted EPS	Stock price appreciation

(1) Subject to accelerated or pro rata vesting based on certain events such as a change in control or the employee's death, disability or other qualifying termination of service.

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DESCRIPTION OF EXECUTIVE COMPENSATION PROGRAM ELEMENTS

Base Salary

Overview

Base salary is the single fixed pay element of our total direct compensation paid to our NEOs. The Compensation Committee reviews the base salaries for NEOs in similarly-situated roles in our peer group and general survey data, and determines NEOs' salaries based on roles, responsibilities, Company and individual performance and potential to assume roles with a higher level of responsibility and experience. Our Compensation Committee reviews each NEO's base salary annually, or more frequently if there is a change in a NEO's scope of responsibilities, and considers whether base salary increases are warranted. Base salary changes, if any, are generally effective September 1 for all of our employees, including NEOs.

2019 Actions

To maintain their compensation position relative to peer group and general survey data levels and to reflect the importance of retaining them in their positions, the Compensation Committee increased base salary in fiscal year 2019 for Ms. DeVore and Messrs. McKasson, Anderson and Klatsky, each effective as of September 1, 2018. The base salary for Mr. Alkire remained unchanged for fiscal year 2019, which was not reflective of Mr. Alkire's performance but rather our Compensation Committee's focus on making initial compensation adjustments to short- and long-term incentive pay, based on the factors listed above. No base salary adjustments were made in fiscal year 2019 for Messrs. Alkire and McKasson in connection with their promotions in April 2019 discussed above.

Our NEOs' fiscal year 2018 and 2019 base salaries are set out in the table below.

NEO	2018 Base Salary ($)	2019 Base Salary ($)	Change
Ms. DeVore	977,800	1,025,000	4.8%
Mr. Alkire	797,500	797,500	—
Mr. McKasson	561,000	577,830	3.0%
Mr. Anderson	481,000	553,150	15.0%
Mr. Klatsky	463,500	486,675	5.0%

Our Annual Incentive Plan

Overview

Our annual incentive plan is a one-year cash-based incentive designed to drive and reward NEOs for delivering annual financial, member and strategic results relative to pre-established performance thresholds during a fiscal year. Our Compensation Committee determines the annual incentive structure, performance metrics and goals and each NEO's threshold, target and maximum award opportunity at the beginning of the fiscal year. At the end of the fiscal year, the Compensation Committee then determines the actual payment amount for each NEO based on our fiscal year financial, member and strategic performance.

For Ms. DeVore and Messrs. Alkire, McKasson and Klatsky, the fiscal year 2019 annual incentive plan was based 70% on our financial performance and 30% on certain components of our member and strategic performance, collectively called the "Corporate Score." Payouts for financial performance were tied equally to Revenue and Non-GAAP Adjusted EBITDA. Payouts for member and strategic performance were tied equally to our Member Quality index, Member Cost index, and certain key strategic milestones. For the key strategic milestones, we do not publicly disclose specific goals or performance targets. We believe that revealing these goals and targets would provide competitors and other third parties with insights into our confidential planning and strategies, thus potentially harming us competitively, as well as our stockholders.

For fiscal year 2019, our Compensation Committee determined that a significant portion of Mr. Anderson's annual incentive plan should be tied directly to the financial performance of our Performance Services segment. Thus, Mr. Anderson's fiscal year 2019 annual incentive plan was based 40% on the Corporate Score as described above and 60% on certain financial metrics specific to our Performance Services segment, collectively called the "Segment Score."

Our performance targets are designed to be challenging based on the likelihood of attainment based on historical and potential future achievement analyses.

The Compensation Committee chose these metrics and weightings for the following reasons:

- Revenue and Non-GAAP Adjusted EBITDA drive top- and bottom-line financial growth in the support of our Mission and Vision;

- Revenue and Non-GAAP Adjusted EBITDA are important indicators of the operational strength and performance of the business, including the ability to provide the capital necessary to execute upon our business and growth strategies and to fund capital expenditures;

- An equal weighting of financial goals helps drive a balance of top- and bottom-line performance so that increasing Revenue does not come at the expense of declining margins;

- Equally weighted member performance indices create greater alignment with our member organizations and incentivize our executives to assist our member organizations in becoming top industry performers in quality, safety, supply chain cost and total cost of care;

- Key strategic milestones foster alignment with significant strategies undertaken as part of our business growth strategies; and

- These metrics and weightings incentivize NEOs to collaborate on, and align to a company-wide focus and, for specific leaders, drive performance in their respective segments.

2019 Actions

To maintain compensation position relative to peer group and general survey data levels, increase emphasis on annual financial and operational performance, and reflect increased responsibilities and the importance of retaining them in their position, the Compensation Committee increased fiscal year 2019 target annual incentive opportunity for each NEO.

NEO	2018 Annual Incentive Plan Target (%)	2019 Annual Incentive Plan Target (%)
Ms. DeVore	125%	150%
Mr. Alkire	100%	125%
Mr. McKasson	100%	125%
Mr. Anderson	60%	75%
Mr. Klatsky	60%	65%

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Annual Incentive Plan Calculation

The Compensation Committee used the calculation below to determine fiscal year 2019 annual incentive plan payouts for our NEOs.

	Annual Base Salary ($) as of June 30, 2019		Target Annual Award Opportunity (% of Annual Base Salary)		Achievement Percentage Earned (0% or 50%—150%) (Rounded)		FY2019 Annual Incentive Award ($)
		X		X		=	
Ms. DeVore	$1,025,000		150%		94.1%		1,446,788
Mr. Alkire	$ 797,500		125%		94.1%		938,059
Mr. McKasson	$ 577,830		125%		94.1%		679,673
Mr. Anderson	$ 553,150		75%		98.6%		409,206
Mr. Klatsky	$ 486,675		65%		94.1%		297,675

The fiscal year 2019 annual incentive plan payout for Ms. DeVore and Messrs. Alkire, McKasson and Klatsky was based 100% on the Corporate Score, for which the metrics, weightings, goals and payout ranges are summarized in the table below.

	Corporate Performance Metrics[1]	Weighting	Performance Goals[2]			Payout Range[4]	Achievement	
			Threshold[3]	Target[3]	Stretch[3]		2019 Actual Performance[1,6]	Payout Percentage[7]
Corporate Score (100%)	Revenue	35%	$1,655.8	$1,696.5	$1,781.3	0%—150%	$1,686.8	30.8%
	Adjusted EBITDA[5]	35%	$ 551.5	$ 561.5	$ 589.6	0%—150%	$ 558.2	29.2%
	Member Quality Index	10%	25%	27%	30%	0%—150%	31.1%	15.0%
	Member Cost Index	10%	50%	100%	150%	0%—150%	90.7%	9.1%
	Key Strategic Milestones	10%	50%	100%	150%	0%—150%	100.0%	10.0%
							Corporate Score	**94.1%**

(1) See "—Description of Executive Compensation Elements—Annual Incentive Plan and Equity Plan Metric Definitions" for the descriptions of these performance metrics.

(2) In millions for Revenue and Adjusted EBITDA.

(3) The payout range for each metric is 50% at threshold, 100% at target and 150% at or above stretch performance. The payout percentage for performance below threshold is 0%.

(4) The total annual incentive award is capped at 150% of target.

(5) See **Appendix A** for a reconciliation of Non-GAAP Adjusted EBITDA and Non-GAAP Segment Adjusted EBITDA to the nearest GAAP financial measure.

(6) 2019 Actual Performance column includes the results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit.

(7) Calculated as the weighting for each metric multiplied by the percentage achievement based on the performance goal table. Percentages reflect interpolation between threshold and target, or target and stretch achievement, as applicable, and are rounded.

Mr. Anderson's annual incentive plan payout was based 40% on the Corporate Score as summarized in the table above and 60% on the Segment Score for which the weightings, goals, and payout ranges are summarized in the table below.

	Performance Services Performance Metrics[1]	Weighting	Performance Goals[2]			Payout Range[4]	Achievement	
			Threshold[3]	Target[3]	Stretch[3]		2019 Actual Performance[1]	Payout Percentage[6]
Segment Score (60%)	Revenue	33.3%	$350.5	$367.2	$385.6	0%—150%	$362.5	85.8%
	Adjusted EBITDA[5]	66.6%	$125.7	$127.9	$134.4	0%—150%	$129.1	109.6%
							Segment Score	**101.7%**

(1) See "—Description of Executive Compensation Elements—Annual Incentive Plan and Equity Plan Metric Definitions" for the descriptions of these performance metrics.

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(2) In millions for Revenue and Adjusted EBITDA.
(3) The payout range for each metric is 50% at threshold, 100% at target and 150% at or above stretch performance. The payout percentage for performance below threshold is 0%.
(4) The total annual incentive award is capped at 150% of target.
(5) See **Appendix A** for a reconciliation of Non-GAAP Adjusted EBITDA and Non-GAAP Segment Adjusted EBITDA to the nearest GAAP financial measure.
(6) Calculated as the weighting for each metric multiplied by the percentage achievement based on the performance goal table. Percentages reflect interpolation between threshold and target, or target and stretch achievement, as applicable, and are rounded.

The table below sets out the weighting of goals, achievement percentages, target payouts and actual fiscal year 2019 annual incentive plan payouts for each NEO.

	Weighting of Goals			Award Amounts	
NEO	Corporate Score	Segment Score	Achievement Percentage (%)	Target (100% Payout) ($)	FY2019 Payouts ($)
Ms. DeVore	100%	—	94.1%	1,537,500	1,446,788
Mr. Alkire	100%	—	94.1%	996,875	938,059
Mr. McKasson	100%	—	94.1%	722,288	679,673
Mr. Anderson	40%	60%	98.6%	414,863	409,206
Mr. Klatsky	100%	—	94.1%	316,339	297,675

Our Equity Plan

Overview

We design our equity grants to align our NEOs’ interests with those of our stockholders. In fiscal year 2019, the Compensation Committee granted equity awards to our NEOs, whereby 70% of the grant represented performance-based restricted stock units (“Performance Shares”), and 30% of the grant represented time-based restricted stock units (“RSUs”), as outlined in the chart below. The Compensation Committee feels this mix provides proper alignment with stockholders’ interests and has an appropriate emphasis on long-term company performance. The Compensation Committee also believes this mix of equity vehicles supports our long-term objectives by emphasizing performance-based equity (performance shares) over time-based equity awards (RSUs). Nonqualified stock options (“NQSOs”) had previously been part of the equity mix but were not granted in fiscal year 2019 in order to increase emphasis on long-term company financial performance. The portion of the long-term incentive previously allocated to stock options (20%) was evenly split between providing more RSUs (from 20% to 30%) and Performance Shares (from 60% to 70%).

The Compensation Committee determines the type of awards to be granted and the amount of individual awards granted to NEOs, based on an analysis of competitive long-term incentive market practices within our peer group generally, and across healthcare supply chain, informatics, and general industries (based on compensation surveys) for each executive’s position.

The annual grant date for performance shares and RSUs is typically in the second month of the fiscal year; fiscal year 2019 equity awards were granted on August 31, 2018.

Our 2019 Equity Plan


RSUs
30%
Performance
Shares
70%
Adjusted EPS 100%

RSUs

- Reinforces retention
- Strengthens alignment with stockholders through specific holding period requirements until stock ownership requirements are met

Performance Shares

- Incentivizes achievement of long-term financial objectives
- Reinforces retention
- Strengthens alignment with stockholders through specific holding period requirements until stock ownership requirements are met

2019 Grant Calculations

The Compensation Committee uses the following calculation to determine the (i) target number of shares underlying performance shares and RSUs awarded to each NEO, and (ii) actual number of shares earned by each NEO under the performance shares at the end of the performance cycle.


Target Award: Determined at Beginning of 3-Year Performance Cycle
Actual Award: Determined at End of 3-Year Performance Cycle
Annual Base Salary
X
Target Award (% of Base Salary)
X
70% Performance Shares
÷
Closing Price of Premier Common Stock¹
=
Target Performance Shares
X
Achievement Percentage (Adjusted EPS)
=
Actual Shares Awarded (in shares)
30% RSUs
÷
Closing Price of Premier Common Stock¹
=
Number of RSUs

(1) As of the grant date, August 31, 2018.

Target Award

Each NEO's equity target award is expressed as a percentage of her/his annual base salary and is determined by the Compensation Committee annually based on each NEO's role, responsibilities, external market information (including the long-term incentive practices of our peer group) and long-term NEO potential and performance.

2019 Actions

To maintain their compensation position relative to peer group and general survey data levels, and to reflect the importance of retaining each in their position, the Compensation Committee increased each NEO's equity target awards for fiscal year 2019 as set forth below.

NEO	2018 Equity Incentive Plan Target (%)	2019 Equity Incentive Plan Target (%)
Ms. DeVore	450%	500%
Mr. Alkire	325%	335%
Mr. McKasson	300%	325%
Mr. Anderson	150%	225%
Mr. Klatsky	155%	165%

The fiscal year 2019 equity grants for our NEOs are summarized in the table below:

NEO	Annual Base Salary[1] ($)	Equity Target Award (% of Base Salary)	Target Award[2] ($)	Performance Shares Grant Value – 70% ($)	RSUs Grant Value –30% ($)	Target Performance-Shares[3] (#)	RSUs[4] (#)
Ms. DeVore	1,025,000	500%	5,125,000	3,587,500	1,537,500	81,111	34,762
Mr. Alkire	797,500	335%	2,671,625	1,870,138	801,488	42,283	18,121
Mr. McKasson	577,830	325%	1,877,948	1,314,564	563,385	29,722	12,738
Mr. Anderson	553,150	225%	1,244,588	871,212	373,377	19,698	8,442
Mr. Klatsky	486,675	165%	803,014	562,110	240,905	12,709	5,447

1) Annual base salary as of September 1, 2018.
2) Target award equals the NEO's Annual Base Salary multiplied by the NEO's Target Award percentage. See the "Summary Compensation Table for Fiscal Year 2019" below for the grant date accounting value of the equity awards for our NEOs.
3) Number of shares that may be earned as Performance Shares for performance at target equals the grant date value divided by $44.23, the closing price of our Class A common stock on August 31, 2018, rounded up to the next highest share. The actual number of shares delivered at the end of the performance period will vary based on actual performance.
4) Number of shares granted as RSUs equals the grant value divided by $44.23, the closing price of our Class A common stock on August 31, 2018, rounded up to the next highest share.

Performance Shares

Performance shares are designed to focus on and drive achievement of long-term financial objectives, and to maximize stockholder return. The target number of performance shares granted to NEOs is based on the closing price of our Class A common stock as of the grant date, August 31, 2018. The fiscal year 2019 grants are for the fiscal three-year performance cycle beginning on July 1, 2018 and ending June 30, 2021. In August 2018, the Compensation Committee established a threshold, target and stretch performance level for performance shares based on our long-term growth strategy. Following the end of the performance cycle, the Compensation Committee will determine, and award shares based on performance results. For performance below threshold, no shares will be awarded; for performance at threshold, 50% of target shares will be awarded; at target, 100% of target shares will be awarded; at stretch, 150% of target shares will be awarded. For performance between threshold and target or between target and stretch, the Compensation Committee will use straight-line interpolation to determine results and corresponding awards. Provided the Compensation Committee certifies performance at or above the threshold level, shares will generally be awarded in the first fiscal quarter following the end of the performance cycle. See the "Grants of Plan-Based Awards in Fiscal Year 2019" table under "—Executive Compensation Tables" below for potential share awards based on threshold, target and stretch performance.

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Performance Goal for Performance Shares

The actual number of shares that will be awarded to our NEOs at the end of the performance cycle, pursuant to the 2019 Performance Share grants, will be based 100% on Non-GAAP Adjusted EPS performance. See "—Annual Incentive Plan and Equity Plan Metrics Definitions" and **Appendix A** for a description of this metric.

The Compensation Committee used Non-GAAP Adjusted EPS for the 2019 Performance Shares grant because it believes Adjusted EPS:

- Balances long-term top- and bottom-line growth;
- Is a critical indicator of the long-term operational strength of our business, including the ability to provide cash flows necessary to execute on our business and growth strategies and fund strategic capital expenditures; and
- Aligns performance with long-term stockholder value creation.

Amounts Earned under Fiscal Year 2017 Performance Share Grants

Following the end of fiscal year 2019, our Compensation Committee determined the payouts under our performance shares granted in fiscal year 2017, which is based on our performance during the 2017 through 2019 fiscal years. The table below summarizes the performance metrics, weightings and goals for these awards along with our actual performance and earned percentage. In determining actual performance under fiscal year 2017 performance shares, the Compensation Committee neutralized (i.e., excluded) the benefit of the Company's tax rate decrease as a result of the Tax Cuts and Jobs Act ("TCJA") and adjusted actual performance to reflect the disposition of our Specialty Pharmacy business unit. The Compensation Committee determined that actual performance was 112% of target (i.e., between target and stretch).

| Performance Shares Metric[1] | Weighting | 2017 – 2019 Performance Cycle Results | | | | Earned Percentage |
		Threshold	Target	Stretch	Actual Performance[2]	
Three-Year Non-GAAP Adjusted EPS (Compound Annual Growth Rate)	100%	8.5%	10.0%	12.5%	10.6%[2]	112%
				Total Earned Percentage		**112.0%**

(1) See "—Annual Incentive Plan and Equity Plan Metrics Definitions" for the description of these metrics.
(2) In determining actual performance under fiscal year 2017 performance shares, the Compensation Committee neutralized the benefit of the Company's tax rate decrease as a result of the TCJA. Including the impact (i.e., benefit) of the TCJA would have resulted in actual performance exceeding the stretch performance level and would have resulted in an earned percentage of 150%. See **Appendix A** to this proxy statement for the neutralization reconciliation of our Non-GAAP Adjusted EPS to actual performance for fiscal year 2017 performance shares. Actual Performance column includes the results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit.

The number of shares issued to our NEOs under the 2017 Performance Share grants is equal to the target number of performance shares multiplied by the total earned percentage as set forth below.

NEO	Target Number of Performance Shares	Total Earned Percentage	Number of Issued Shares
Ms. DeVore	83,415	112%	93,425
Mr. Alkire	45,356	112%	50,799
Mr. McKasson	29,247	112%	32,757
Mr. Anderson	9,479	112%	10,617
Mr. Klatsky	12,370	112%	13,855

Requiring Stock Ownership

To further align our NEOs' and stockholders' interests, the Compensation Committee requires each executive to accumulate and hold a significant amount of our Class A common stock. We believe our stock ownership requirements are comparable to those of our peer group. The table below summarizes our ownership and holding requirement provisions.

Provisions	Description of Provisions
Ownership requirement	• Five times base salary for Ms. DeVore • Three times base salary for Messrs. Alkire and McKasson • One times base salary for our other executive officers
Time to meet requirement (phase-in period)	• Five years from (i) NEO's employment date, or (ii) promotion to applicable executive level, or (iii) the date of our IPO, September 26, 2013, whichever is later
Equity included as ownership	• Shares underlying unvested RSUs and time-based restricted stock awards • Earned performance-based shares and performance-based restricted stock awards • Shares owned directly • Shares owned indirectly (by a spouse or a trust for an immediate family member) • Shares held in our benefit plans
Holding requirements	• Until the ownership requirement is met, NEOs must hold shares acquired under our equity program (including stock after restrictions have lapsed, shares awarded under our performance-based awards and shares acquired upon the exercise of a NQSO), net applicable shares withheld for taxes or for payment of exercise price, as follows: • CEO – must hold 50% of net shares received (after tax withholding) from vesting of equity awards • All other NEOs – must hold 35% of net shares received (after tax withholding) from vesting of equity awards

The Compensation Committee evaluates the status of stock ownership requirements annually in August. As of June 30, 2019, Ms. DeVore held Premier stock at a level greater than five times her base salary, and Messrs. Alkire and McKasson held greater than three times their respective base salaries. Thus, as of June 30, 2019, they each satisfied their stock ownership requirements as determined by the Compensation Committee's review. As of June 30, 2019, although Messrs. Anderson and Klatsky were within their respective five-year phase-in periods, they both satisfy their stock ownership requirement.

Annual Incentive Plan and Equity Plan Metric Definitions

As noted above, we used Revenue, Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EPS for our NEO's incentive plans. The Compensation Committee believes that Revenue, Adjusted EBITDA and Adjusted EPS reflect the items that management has under its control through operational performance.

We believe Adjusted EBITDA assists our Compensation Committee and management in making financial, operating and strategic decisions and in evaluating our performance on a consistent basis from period to period. Doing so removes the impact of earnings elements attributable to our asset base (primarily depreciation and amortization), certain items outside the control of our management team, e.g. taxes, other non-cash items (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation), non-recurring items (such as strategic and financial restructuring expenses) and income and expense that has been classified as discontinued operations from our operating results.

We also believe Adjusted EPS aligns our long-term focus and our stockholders' interests while assisting our Compensation Committee and management in making financial, operating and strategic decisions and in evaluating

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our performance on a consistent basis from period to period. Doing so removes non-cash (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation) and non-recurring items (such as strategic and financial restructuring expenses) and eliminates the variability of non-controlling interest that results from member owner exchanges of Class B common units for shares of Class A common stock.

See **Appendix A** to this proxy statement and our 2019 Form 10-K for additional information on our use of non-GAAP financial metrics and definitions of terms used in the table below as well as a reconciliation to comparable GAAP measures.

Metric	Definitions	Rationale
Revenue	Revenue is net revenue and consists of (i) service revenue which includes net administrative fees revenue and other services and support revenue and (ii) product revenue. Net administrative fees revenue consists of net GPO administrative fees in the Supply Chain Services segment. Other services and support revenue consists primarily of fees generated by the Performance Services segment in connection with our SaaS informatics products subscriptions, advisory services and performance improvement collaborative subscriptions. Product revenue consists of direct sourcing product sales, which are included in the Supply Chain Services segment. We recognize revenue in accordance with GAAP; please refer to Note 2—Significant Accounting Policies of our 2019 Form 10-K for more information. For the fiscal year 2019 annual incentive plan, revenue includes the results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit.	Revenue measures the top-line growth of the business through our diversification of offerings and core business growth with new and existing members.
Non-GAAP Adjusted EBITDA	EBITDA is defined as net income before loss from discontinued operations, net of tax, interest and investment income, net, income tax expense, depreciation and amortization, and amortization of purchased intangible assets. Adjusted EBITDA is defined as EBITDA before merger and acquisition related expenses and non-recurring, non-cash or non-operating items and including equity in net income of unconsolidated affiliates. Non-recurring items include income or expenses and other items that have not been earned or incurred within the prior	Adjusted EBITDA is an indicator of the operational strength and performance of the business. Adjusted EBITDA allows the Compensation Committee and management to assess performance without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.

Metric	Definitions	Rationale
	two years and are not expected to recur within the next two years. Such items include certain strategic and financial restructuring expenses. Non-operating items include gains or losses on disposal of assets and interest and investment income or expense. For the fiscal year 2019 annual incentive plan, Adjusted EBITDA 2019 Actual Performance column includes the results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit.	
Non-GAAP Segment Adjusted EBITDA	Segment Adjusted EBITDA is defined as the segment's net revenue less cost of revenue and operating expenses directly attributable to the segment excluding depreciation and amortization, amortization of purchased intangible assets, merger and acquisition related expenses and non-recurring or non-cash items and including equity in net income of unconsolidated affiliates. Operating expenses directly attributable to the segment include expenses associated with sales and marketing, general and administrative, and product development activities specific to the operation of each segment. General and administrative corporate expenses that are not specific to a particular segment are not included in the calculation of Segment Adjusted EBITDA. Segment Adjusted EBITDA also excludes any income and expense that has been classified as discontinued operations.	Segment Adjusted EBITDA is an indicator of the operational strength and performance of the business segment. Segment Adjusted EBITDA allows the Compensation Committee and management to assess performance of the business segment without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.
Non-GAAP Adjusted Fully Distributed Earnings Per Share ("Adjusted EPS")	Non-GAAP Adjusted EPS is Adjusted Fully Distributed Net Income divided by diluted weighted average shares. We define Adjusted Fully Distributed Net Income as net income attributable to us excluding loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the impact of adjustment of redeemable limited partners' capital to redemption amount, (iv) excluding the effect of non-recurring and non-cash items, (v) assuming the exchange of all the Class B common units for shares of	Non-GAAP Adjusted EPS measures the portion of total profit that is attributable to Premier's Class A stockholders on a fully converted basis. Adjusted EPS aligns employees with our long-term focus and our stockholders' interests and is an indicator of the long-term operational strength and performance of the business. Adjusted EPS allows the Compensation Committee and management to assess performance without regard to financing methods and capital structure and without the impact of

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Metric	Definitions	Rationale
	Class A common stock, which results in the elimination of non-controlling interest in Premier LP and (vi) reflecting an adjustment for income tax expense on Non-GAAP fully distributed net income before income taxes at our estimated effective income tax rate. For the fiscal year 2019 annual incentive plan, Adjusted EPS includes the results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit.	other matters that management does not consider indicative of the operating performance of the business.
Member Quality Performance Index	Index of hospitals surpassing the "top performance threshold" in the following three quality priorities: readmission, mortality and complications. This index was developed to measure hospitals' quality of care performance. This index measures the number of hospitals in our (i) Quality Collaborative, (ii) Hospital Improvement Innovation Network (HIIN), and (iii) Population Health Collaborative members of record on April 1, 2018, that meet or surpass the top performance thresholds in each quality measure (25th percentile as fixed in the baseline year of 2018). At the beginning of the year, performance goals are independently certified by National Economic Research Associates (NERA); at the conclusion of the year, actual performance attainment is also reviewed and certified by NERA.	The Member Quality Performance Index is an indicator of Premier's impact on members' quality performance. Aligns employees' interests with those of our members.
Member Cost Performance Index	Index of hospitals surpassing "top performance threshold" in "total cost" and average year-over-year improvement in supply expense for members that submit supply chain analytics data. This index was developed for member hospitals to measure their supply chain outcomes. At the beginning of the year, performance goals are independently certified by NERA; at the conclusion of the year, actual performance attainment is also reviewed and certified by NERA.	The Member Cost Performance Index is an indicator of Premier's impact on members' performance in supply chain cost and total cost of care. Aligns employees' interests with those of our members.
Key Strategic Milestones	A set of key strategic milestones identified as part of our strategic planning efforts.	The key strategic milestones create alignment with our evolving business strategies

Non-Qualified Deferred Compensation Plan

NEOs are eligible to participate in our voluntary, non-qualified executive Deferred Compensation Plan, which is provided for recruitment purposes and to assist executives in managing their future cash flow. The program allows NEOs to defer, on a pre-tax basis, up to 30% of their base salary and annual incentive plan award, and receive a company matching contribution of 100% of the first 3% deferred and 50% of the next 2% deferred. We provide this match for eligible compensation above the annual IRS compensation limit. Distributions are generally not allowed while NEOs are actively employed. The investment choices are similar to those offered to eligible employees in our 401(k) plan, and the plan does not offer above-market earnings. NEOs elect to receive post-separation distributions in either a lump sum or in annual installments over five years. For additional information on this program, see the "Summary Compensation Table for Fiscal Year 2019" and "Non-Qualified Deferred Compensation Benefits for Fiscal Year 2019" tables below.

Defined Contribution (401(k) Savings) Program

Our NEOs are eligible to participate in our qualified defined contribution 401(k) Plan, under which they have the opportunity to defer a portion of their eligible compensation, up to tax code limitations, and receive a company matching contribution of 100% of the first 3% of contributions and 50% of the next 2% of contributions. We provide this match for eligible compensation below the annual IRS compensation limit.

Employment Agreements

We extend employment agreements to our NEOs, which include non-compete covenants enforceable under the laws of North Carolina, where our corporate headquarters are located. The employment agreements provide severance protection before and after a change in control event and a minimum level of benefits to our NEOs during the term of the agreement. For additional details, see "—Employment Agreements" below.

Change in Control Protection

We provide our NEOs with enhanced severance benefits and additional rights to payment of incentive compensation in the event of a change in control. We structure separation payments to help assure that key personnel, including our NEOs, would be available to assist in the successful transition following a change in control and provide a competitive level of severance protection if the executive officer is involuntarily terminated without cause or resigns for good reason within two years following a change in control. We do not provide automatic vesting of benefits upon a change in control transaction irrespective of performance. In the event that payments in connection with a change in control would trigger an excise tax under Code Section 4999, our agreements limit payments to an amount that will not trigger this tax unless paying all the benefits would provide a larger after-tax benefit to the NEO. We do not provide any tax gross-ups for taxes payable on change in control benefits. We describe the severance arrangements and other benefits provided to NEOs on a change in control (as well as the equity treatment upon certain separations in the event of a change in control) under "—Potential Payments Upon Termination" below.

Executive Perquisites

We do not offer our NEOs the executive perquisites that many of our peer group companies offer, such as personal usage of company aircraft, company vehicles or auto allowances, personal drivers, health/country club memberships, etc. We offer our CEO reimbursement for her out-of-pocket medical expenses (see "—Employment Agreements" below for details). We also offer all employees disability benefits, which are calculated as a percentage of base salary, and for which our senior executives, including our NEOs, would be entitled to receive a higher benefit in the event of their disability. We do not provide tax gross-ups.

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2019 COMPENSATION ACTIONS FOR OUR NAMED EXECUTIVE OFFICERS

The table below sets out a summary of fiscal year 2019 compensation actions for each of our NEOs along with references to the applicable section describing each compensation element in this proxy statement.

NEO	Base Salary Increase (%) "—Description of Executive Compensation Program Elements – Base Salary"	2019 Annual Incentive Plan Award ($) "—Description of Executive Compensation Program Elements – Our Annual Incentive Plan"	2019 Equity Grant (Shares) "—Description of Executive Compensation Program Elements – Our Equity Plan"
Ms. DeVore	4.8%	1,446,788	81,111 target performance shares 34,762 RSUs
Mr. Alkire	0%	938,059	42,283 target performance shares 18,121 RSUs
Mr. McKasson	3.0%	679,673	29,722 target performance shares 12,738 RSUs
Mr. Anderson	15.0%	409,206	19,698 target performance shares 8,442 RSUs
Mr. Klatsky	5.0%	297,675	12,709 target performance shares 5,447 RSUs

CLAWBACK POLICY

We have adopted compensation recoupment or "clawback" policies with respect to all incentive compensation awards, including amounts payable under our annual incentive plan and the equity awards granted under our equity plan that may be earned by our current and former executive officers. If we are required to restate our financial statements due to NEOs' material noncompliance with any financial reporting requirements under the federal securities laws, our NEOs who received incentive compensation based on erroneous data in a materially noncompliant financial statement must repay the amount in excess of what they would have received based on that restatement. The repayment obligation extends to any incentive compensation a NEO receives during the three-year period preceding a restatement.

The Board has the sole discretion and authority to: (i) determine the amount of any incentive-based compensation owed by any current or former executive officer; (ii) determine the means, timing (which in all circumstances will be prompt) and any other requirements by which reimbursement is required to occur, which may include, without limitation, forfeiture of any outstanding incentive award; and (iii) impose any other terms, conditions or procedures (e.g., the imposition of interest charges on un-repaid amounts) to govern the current or former executive officer's repayment of any incentive-based compensation.

The Board has discretion to take such actions it deems necessary to address the events that gave rise to the restatement and to prevent its recurrence, including, to the extent permitted under applicable law:

- Dismissing the executive;
- Adjusting the future compensation of the executive; and/or
- Authorizing legal action or taking other action to enforce the executive's obligations to us.

TRADING RESTRICTIONS, ANTI-HEDGING, AND ANTI-PLEDGING POLICY

Our insider trading policy limits the timing and types of transactions in our securities by our directors and officers required to file reports under Section 16 of the Exchange Act, including our NEOs. In general, the policy:

- Prohibits our Section 16 insiders and other designated employees from trading our securities except during open trading window periods (following earnings releases) and, in the case of our NEOs, pursuant to a written trading plan adopted under SEC Rule 10b5-1, and only after they have obtained pre-clearance for such transactions or plan;

- Prohibits our Section 16 insiders as well as all employees from trading in options, warrants, puts or calls or similar instruments involving our securities and "shorting" our securities; and

- Prohibits our Section 16 insiders as well as all employees from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities granted as compensation or held directly or indirectly by the Section 16 insider or employee.

Additionally, our insider trading policy prohibits our insiders from holding our securities in margin accounts or pledging our securities as collateral for a loan.

A copy of our insider trading policy may be accessed on our website under the Governance Documents tab at http://investors.premierinc.com/corporate-governance/default.aspx.

QUALIFYING COMPENSATION FOR TAX DEDUCTIBILITY

Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to a company's "covered employees," which generally includes our NEOs. Prior to the TCJA, this limitation did not apply to compensation that met the tax code requirements for "qualifying performance-based compensation." Following enactment of the TCJA, we expect that compensation paid to our NEOs in excess of $1 million will not be deductible, subject to an exception for certain compensation provided pursuant to a written binding contract in effect as of November 2, 2017.

The Compensation Committee believes that stockholder interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses. The Compensation Committee has approved compensation for periods after fiscal year 2018 that is not fully deductible for income tax purposes.

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EXECUTIVE COMPENSATION TABLES

Summary Compensation Table for Fiscal Year 2019

For the fiscal year ended June 30, 2019, the following table shows compensation awarded or paid to, or earned by our Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at the end of fiscal year 2019 (the "named executive officers" or "NEOs").

Name and Principal Position(a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	All Other Compensation ($)(h)	Total (i)
Susan D. DeVore *Chief Executive Officer*	2019	1,017,173	0	5,125,063	0	1,446,788	91,960	7,680,983
	2018	977,838	0	3,520,103	880,030	1,049,913	77,935	6,505,818
	2017	977,838	0	3,520,113	880,026	743,128	93,560	6,214,665
Michael J. Alkire *President*	2019	797,531	0	2,671,669	0	938,059	59,303	4,466,562
	2018	797,531	0	2,073,555	518,381	685,053	51,297	4,125,817
	2017	797,531	0	1,914,034	478,503	484,880	61,723	3,736,670
Craig S. McKasson *Chief Administrative Officer and Chief Financial Officer*	2019	575,047	0	1,878,006	0	679,673	42,302	3,175,028
	2018	561,622	0	1,346,465	336,603	481,899	36,085	2,762,674
	2017	552,522	0	1,234,223	308,553	341,088	22,125	2,458,511
Leigh T. Anderson, *President Performance Services*	2019	541,146	0	1,244,632	0	409,206	28,796	2,223,781
	2018	469,185	0	577,263	144,306	247,907	23,753	1,462,414
David L. Klatsky *General Counsel*	2019	482,832	0	803,040	0	297,675	28,869	1,612,415

Salary (Column (c))
Reflects the salary earned in fiscal years 2019, 2018 and 2017 from July 1 through June 30 of each year.

Bonus (Column (d))
No discretionary bonuses were awarded to the NEOs in 2019, 2018 or 2017.

Stock Awards (Column (e))
The amounts reported in the Stock Awards column are the grant date fair value of stock awards determined pursuant to ASC Topic 718. Amounts reflect the aggregate grant date fair value of the performance shares and RSUs granted to the NEOs on August 31, 2018; and performance shares and RSUs granted to the NEOs in August 2016 and August 2017, respectively.

Performance shares provide an opportunity for employees to earn and vest in Class A common stock if specified performance measures are met for a specified performance cycle, which is typically three years. If the minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, the earned shares may range from 50% to 150% of the target number of shares. The amounts reported in this table for performance shares are disclosed at target (100%), which is the probable outcome (as of the grant date). Details regarding the performance shares threshold, target and maximum values can be found in the "Grants of Plan-Based Awards in Fiscal Year 2019" table below.

RSUs provide an opportunity for employees to vest in Class A common stock if the executive remains employed through a specified date, typically three years from grant. The RSUs reported above and granted in fiscal years 2017 and 2018 are based on the fair value of our Class A common stock on the grant date in the same manner as described above for performance shares.

There can be no assurance that the performance shares and RSUs granted to our NEOs will ever be earned or that the value of these awards as earned will equal the amounts disclosed in the Summary Compensation Table for fiscal year 2019. The stock price assumption used to calculate the compensation cost is disclosed in *Note 14—Stock Based Compensation* to our consolidated financial statements included in our 2019 Form 10-K.

To see the value actually received under the 2017 performance shares with respect to the three-year performance cycle ended June 30, 2019, please refer to the "Option Exercises and Stock Vested in Fiscal Year 2019" table below. Additional information on all outstanding stock awards is reflected in the "Outstanding Equity Awards at June 30, 2019" table below.

Options Awards (Column (f))
The amounts reported in the Option Awards column are the grant date fair value of stock option awards granted to the NEOs on August 25, 2017, and August 31, 2016, calculated in accordance with ASC Topic 718. The assumptions used to calculate the fair value for this purpose are disclosed in *Note 14—Stock Based Compensation* to our consolidated financial statements included in our 2019 Form 10-K. There can be no assurance that the options will ever be exercised (in which case no value will be realized by the executive) or that the value on exercise will equal the fair value. No stock option awards were granted in fiscal year 2019.

To see the value actually received upon exercise of options by the NEOs in 2019, refer to the "Option Exercises and Stock Vested in Fiscal Year 2019" table below. Additional information on all outstanding option awards is reflected in the "Outstanding Equity Awards at June 30, 2019" table below.

Non-Equity Incentive Plan (Column (g))
The amounts reported in the Non-Equity Incentive Plan are the annual cash incentives earned by our NEOs under our Annual Incentive Plan.

All Other Compensation (Column (h))
The amounts reported in the All Other Compensation column consist of employer contributions and deferrals allocated to our NEOs under our 401(k) plan and Deferred Compensation Plan: $11,200, $11,200, $11,200, $9,677 and $9,734 for Ms. DeVore and Messrs. Alkire, McKasson, Anderson and Klatsky, respectively, with respect to the 401(k) plan and $71,483, $48,103, $31,102, $19,119, and $19,135 for Ms. DeVore and Messrs. Alkire, McKasson, Anderson, and Klatsky, respectively, with respect to the Deferred Compensation Plan. None of these amounts reflect amounts contributed by our NEOs under the Deferred Compensation Plan, which are reported in the Deferred Compensation Plan table. The amount reported in the All Other Compensation column also includes employer contributions of $9,276 for Ms. DeVore for reimbursement of her out-of-pocket medical expenses per her employment agreement.

Grants of Plan-Based Awards in Fiscal Year 2019

The following table sets forth information with respect to grants of plan-based awards to the NEOs during the fiscal year ended June 30, 2019.

Name (a)	Approval Date / Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Under-lying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Susan D. DeVore	8/8/2018 8/31/2018	768,750	1,537,500	2,306,250	40,556	81,111	121,667	34,762	n/a	n/a	5,125,063
Michael J. Alkire	8/8/2018 8/31/2018	498,438	996,875	1,495,313	21,142	42,283	63,425	18,121	n/a	n/a	2,671,669
Craig S. McKasson	8/8/2018 8/31/2018	361,144	722,288	1,083,431	14,861	29,722	44,583	12,738	n/a	n/a	1,878,006
Leigh T. Anderson	8/8/2018 8/31/2018	207,431	414,863	622,294	9,849	19,698	29,547	8,442	n/a	n/a	1,244,632
David L. Klatsky	8/8/2018 8/31/2018	158,169	316,339	474,508	6,355	12,709	19,064	5,447	n/a	n/a	803,040

Grant Date (Column (b))
The awards shown were approved by the Compensation Committee at its August 8, 2018 meeting with a grant date of August 31, 2018.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (columns (c), (d) and (e))
The awards represent the threshold, target and maximum payout levels for each NEO under our annual incentive plan based on the NEO's annual base salary and annual incentive plan target percentage.

Estimated Future Payouts Under Equity Incentive Plan Awards (Performance Shares) (Columns (f), (g) and (h))
The awards represent performance shares granted in August 2018 under the 2013 Equity Incentive Plan. The awards vest contingent on Non-GAAP Adjusted EPS growth over the three-year performance cycle beginning July 1, 2018 and ending June 30, 2021, subject to such officer's continued employment through the end of the performance cycle. The grant date fair value at target is included in the Stock Award Column (column (e)) of the Summary Compensation Table for Fiscal Year 2019. The threshold payment reflects 50% payout based on attaining threshold achievement; however, no payout will occur for performance below threshold. The maximum payout is 150% of the target amount shown.

All Other Option Awards (Stock Options) (Columns (i))
The awards represent RSUs granted in August 2018 under the 2013 Equity Incentive Plan. These awards generally vest on the third anniversary of the grant date.

All Other Option Awards (Stock Options) (Columns (j) and (k))
There were no stock options granted in Fiscal Year 2019.

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Outstanding Equity Awards at June 30, 2019

The following table sets forth information with respect to each NEO's outstanding equity awards at June 30, 2019.

Name (a)	Grant date of Stock Options (b)	Option Awards[1,2]					Stock Awards[1]			
		Number of securities underlying unexercised options (#) exercisable (c)	Number of securities underlying unexercised options (#) unexercisable (d)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#) (e)	Option exercise price ($) (f)	Option expiration date (g)	Number of shares or units of stock that have not vested[3] (#) (h)	Market value of shares or units of stock that have not vested ($) (i)*	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested[4,5] (#) (j)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (k)*
Susan D. DeVore	9/25/2013	806,766	0	0	$27.00	6/30/2023				
	8/29/2014	131,446	0	0	$31.58	8/29/2024				
	8/31/2015	141,982	0	0	$35.65	8/31/2025	89,316	3,493,149	244,771	9,572,994
	8/31/2016	54,332	27,167	0	$31.65	8/31/2026				
	8/25/2017	25,684	51,369	0	$32.90	8/25/2027				
Michael J. Alkire	9/25/2013	394,802	0	0	$27.00	6/30/2023				
	8/29/2014	71,472	0	0	$31.58	8/29/2024				
	8/31/2015	77,201	0	0	$35.65	8/31/2025	48,997	1,916,273	134,908	5,276,252
	8/31/2016	29,542	14,772	0	$31.65	8/31/2026				
	8/25/2017	15,129	30,259	0	$32.90	8/25/2027				
Craig S. McKasson	9/25/2013	63,642	0	0	$27.00	6/30/2023				
	8/29/2014	38,089	0	0	$31.58	8/29/2024				
	8/31/2015	41,965	0	0	$35.65	8/31/2025	32,719	1,279,640	89,663	3,506,720
	8/31/2016	19,050	9,525	0	$31.65	8/31/2026				
	8/25/2017	9,824	19,648	0	$32.90	8/25/2027				
Leigh T. Anderson	5/29/2015	3,393	0	0	$38.32	5/29/2025				
	6/30/2016	0	1,199	0	$32.70	6/30/2026	15,989	625,330	42,336	1,655,761
	8/31/2016	0	3,087	0	$31.65	8/31/2026				
	8/25/2017	0	8,424	0	$32.90	8/25/2027				
David L. Klatsky	8/31/2016	202	4,029	0	$31.65	8/31/2026	13,939	545,154	38,181	1,493,259
	8/25/2017	0	8,388	0	$32.90	8/25/2027				

* Calculation based on the closing price of our Class A common stock on NASDAQ of $39.11 per share on June 28, 2019.

(1) All or a portion of these equity awards are subject to accelerated vesting upon the occurrence of certain events, including involuntary termination of employment, retirement, death or disability, as defined in the equity award's applicable award agreement.

(2) Stock options are scheduled to vest in three equal installments on or about the first, second and third anniversary of the grant date.

(3) Reflects restricted stock awards and RSUs granted in fiscal years 2017, 2018 and 2019 to each NEO as follows:

Name	RSUs granted in August 2016 scheduled to vest on August 30, 2019	RSUs granted in August 2017 scheduled to vest on August 25, 2020	RSUs granted in August 2018 scheduled to vest on August 31, 2021	Total number of shares or units of stock that have not vested
Susan D. DeVore	27,805	26,749	34,762	89,316
Michael J. Alkire	15,119	15,757	18,121	48,997
Craig S. McKasson	9,749	10,232	12,738	32,719
Leigh T. Anderson	3,160	4,387	8,442	15,989
David L. Klatsky	4,124	4,368	5,447	13,939

(4) Performance shares are earned based on achieving defined growth objectives over a three-year performance cycle. The performance objective is Non-GAAP Adjusted EPS for the respective performance cycles beginning on July 1, 2016 and ending on June 30, 2019, beginning on July 1, 2017 and ending on June 30, 2020, and beginning on July 1, 2018 and ending on June 30, 2021. These grants are generally subject to such officer's continued employment through the end of the respective performance cycle. The disclosed amount reflects a 100% payout (target achievement) based on the probable achievement of the performance objectives at the grant date. The maximum payout on each performance plan is 150% of the target amount shown.

(5) Reflects the target level of performance shares granted in fiscal 2017, 2018 and 2019 to each NEO. The amount actually earned, if any, will depend on the actual performance level achieved for the applicable performance cycle. In August 2019, the performance shares granted in fiscal year 2017 were distributed at 112% of the target based on achievement of the goals for the performance cycle.

Name	Performance shares granted in Fiscal Year 2017			Performance shares granted in Fiscal Year 2018			Performance shares granted in Fiscal Year 2019			Total Performance-Based Equity Awards - Target (# shares)
	Target (# shares)	Maximum (150% of target) (# shares)	Maximum Market Value as of June 30	Target (# shares)	Maximum (150% of target) (# shares)	Maximum Market Value as of June 30 ($)	Target (# shares)	Maximum (150% of target) (# shares)	Maximum Market Value as of June 30 ($)	
Susan D. DeVore	83,415	125,123	$4,893,561	80,245	120,368	$4,707,592	81,111	121,667	$4,758,396	244,771
Michael J. Alkire	45,356	68,034	$2,660,810	47,269	70,904	$2,773,055	42,283	63,425	$2,480,552	134,908
Craig S. McKasson	29,247	43,871	$1,715,795	30,694	46,041	$1,800,664	29,722	44,583	$1,743,641	89,663
Leigh T. Anderson	9,479	14,219	$ 556,105	13,159	19,739	$ 771,992	19,698	29,547	$1,155,583	42,336
David L. Klatsky	12,370	18,555	$ 725,686	13,102	19,653	$ 768,629	12,709	19,064	$ 745,593	38,181

Option Exercises and Stock Vested in Fiscal Year 2019

The following table sets forth information with respect to the exercise of stock options and vesting of stock awards (performance shares and RSUs) for each of the NEOs during the fiscal year ended June 30, 2019. NEOs are required to exercise stock options and/or trade stock exclusively via SEC Rule 10b5-1 trading plans which can be established only during open trading windows at least 30 days in advance of the execution of any trades.

Name (a)	Option Awards		Stock Awards	
	Number of shares acquired on exercise (#) (b)	Value realized on exercise ($) (c)	Number of shares acquired on vesting (#) (d)	Value realized on vesting ($) (e)
Susan D. DeVore	0	0	118,110	4,741,473
Michael J. Alkire	0	0	64,222	2,578,166
Craig S. McKasson	100,000	1,054,650	40,053	1,602,588
Leigh T. Anderson	31,359	168,243	13,220	524,167
David L. Klatsky	12,048	56,956	13,855	541,869

Option Awards (Column (c))
The amounts shown are calculated based on the fair market value of our Class A common stock on the date of exercise for stock options.

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Stock Awards (Column (e))

The amounts shown in this column include RSUs granted in fiscal year 2016 that vested during fiscal year 2019 and performance shares granted in fiscal year 2017 for which the last day of the performance cycle is June 30, 2019. The value of the RSUs is calculated based on the fair market value of our Class A common stock on the date of the vesting. The value of the performance shares is calculated based on the closing price of our Class A common stock on June 28, 2019 ($39.11), and an achievement of 112% of target, based on the performance achievement over the performance cycle. As of June 30, 2019, the number of shares to be distributed was subject to the approval by the Compensation Committee of the Board of Directors, which occurred in August 2019, and the shares were subsequently distributed.

Non-Qualified Deferred Compensation Benefits for Fiscal 2019

Our NEOs are eligible to participate in the Premier, Inc. Deferred Compensation Plan which is described in the Compensation Discussion and Analysis section above. The following table sets forth information with respect to the Deferred Compensation Plan.

Name (a)	Executive contributions in last FY ($) (b)	Registrant contributions in last FY ($) (c)	Aggregate earnings in last FY ($) (d)	Aggregate withdrawals/ distributions ($) (e)	Aggregate balance at last FYE ($) (f)
Susan D. DeVore	620,126	71,483	853,673	—	14,148,433
Michael J. Alkire	74,129	48,103	177,518	—	7,694,151
Craig S. McKasson	168,170	31,102	146,922	—	2,866,984
Leigh T. Anderson	39,453	19,119	24,088	—	423,103
David L. Klatsky	155,679	19,135	24,765	—	517,525

Executive Contributions in Last Fiscal Year (Column (b))

These amounts were contributed by the executives during fiscal 2019, which are also included in the "Salary" and "Non-Equity Incentive Compensation" columns of the Summary Compensation Table for Fiscal Year 2019.

Registrant Contributions in Last Fiscal Year (Column (c))

Registrant contributions were made in the form of matching contributions, which are included in the "All Other Compensation" column of the Summary Compensation Table for Fiscal Year 2019.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses for NEO accounts under the Deferred Compensation Plan. There is no guaranteed rate of return on amounts deferred under the Deferred Compensation Plan. No amounts included in column (d) are reported in the Summary Compensation Table for Fiscal Year 2019 because the Deferred Compensation Plan does not provide for above-market or preferential earnings.

Aggregate Withdrawals/Distributions (Column (e))

Active employees are not generally able to make withdrawals or receive distributions from the Deferred Compensation Plan.

Aggregate Balance at Last Fiscal Year End (Column (f))

The amounts shown reflect each participant's total account balance in the Deferred Compensation Plan as of the end of fiscal year 2019 (June 30, 2019). The Deferred Compensation Plan allows NEOs to defer, on a pre-tax basis, up to 30% of their base salary and up to 30% of the annual incentive plan award. We make a company matching contribution of 100% of the first 3% deferred and 50% of the next 2% deferred under the Deferred Compensation Plan. We provide this match only with respect to eligible compensation above the annual IRS compensation limit. Distributions are generally not allowed while NEOs are actively employed. The investment choices are similar to those offered to eligible employees in our 401(k) plan, and the plan does not offer above-market earnings. NEOs elect to receive post-separation distributions in either a lump sum or in annual installments over five years.

EMPLOYMENT AGREEMENTS

The material terms of the compensation provided to our NEOs pursuant to employment agreements between us and each executive are described below. See " —2019 Compensation Actions for Our Named Executive Officers" above for a discussion of 2019 compensation determinations. See " —Potential Payments Upon Termination" below for a description of the estimated payments and benefits that would be provided to our NEOs in connection with a termination of their employment or a change in control of our Company.

Effective October 1, 2013, we and each of Ms. DeVore, Mr. Alkire and Mr. McKasson entered into new employment agreements. The term of the employment agreements for each of Ms. DeVore, Mr. Alkire and Mr. McKasson is three years from the effective date, after which the employment agreement will be automatically extended by adding a one-year term upon each anniversary of the effective date, unless either party timely provides written notice to the contrary.

Additionally, we and each of Mr. Anderson and Mr. Klatsky entered into our standard employment agreement effective July 1, 2016. There is no stated employment term under these agreements (i.e., employment is "at-will" whereby the employee may resign at any time for any reason and we may terminate their respective employment at any time for any reason). The agreements provide for certain restrictive covenant protections for us and extend minimum compensation and severance benefits for Mr. Anderson and Mr. Klatsky.

The employment agreements between us and the NEOs generally provide for the following:

- Minimum base salaries for Ms. DeVore, Mr. Alkire, Mr. McKasson, Mr. Anderson and Mr. Klatsky of $1,025,000, $797,500, $577,830, $553,150 and $486,675, respectively.
- Participation in the 2013 Equity Incentive Plan.
- Participation in our benefits plans and programs.
- Incentive-based compensation forfeiture and clawback provisions subject to one or both of our compensation recoupment policies as in effect from time to time (see "— Clawback Policy" for a discussion of these policies).
- Restrictive covenants, including confidentiality, non-compete and non-solicitation provisions that apply during and after the term of employment.
  - For Ms. DeVore, Mr. Alkire and Mr. McKasson, if employment terminates, the confidentiality covenant survives for 60 months; the non-compete and non-solicitation covenants survive for 24 months.
  - For Mr. Anderson and Mr. Klatsky, if employment terminates, the confidentiality covenant survives 60 months; the non-compete covenant survives for 12 months; the non-solicitation covenant survives for 18 months.
- In addition to the above, the employment agreement for Ms. DeVore provides her with insurance coverage for purposes of providing supplemental coverage of out-of-pocket expenses, including deductibles, co-insurance, uncovered benefits, etc., and administrative fees for medical and dental care in accordance with the terms and conditions of the plan, subject to our sole discretion.

POTENTIAL PAYMENTS UPON TERMINATION

As noted under the "—Employment Agreements" section above, the employment agreements for each NEO provide for certain payments and benefits upon their respective separation from our Company. These provisions are summarized below.

Involuntary Termination without Cause or Resignation for Good Reason – Non-Change in Control Event

Severance benefits in the event the NEO is terminated without cause (other than after a change in control, which is covered below) or resigns for good reason are as follows:

- For Ms. DeVore, Mr. Alkire and Mr. McKasson, if terminated without cause or for resignation for good reason, we will pay 1.9 times the respective executive's annual base salary over 24 months following termination. Good reason applies only under the employment agreements for Ms. DeVore, Mr. Alkire and Mr. McKasson and means a resignation due to (i) reduction in position, responsibilities, or status or a change in title resulting in a material reduction in responsibilities or position; (ii) change in reporting responsibility; (iii) reduction in base salary; (iv) relocation to a location outside a 50-mile radius of the executive's primary office location; (v) our failure to make any material non-forfeited payments earned or (vi) failure of a successor to assume obligations under

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executives' employment agreements. A termination without cause under our employment agreements means an involuntary termination of the executive officer's employment for any reason other than death, disability, cause, or for Ms. DeVore, Mr. Alkire and Mr. McKasson, good reason.

- Per the terms of the agreement for Mr. Anderson and Mr. Klatsky, if terminated without cause, we will pay the respective executive's annual base salary for 12 months following termination.

- The NEOs' rights to receive severance benefits upon termination are conditioned upon the execution of a release of claims against us. Additionally, severance benefits may be reduced or terminated and equity awards may be forfeited if the executive breaches applicable restrictive covenant terms.

- Severance payments may be delayed to the extent necessary for compliance with Section 409A of the Code governing nonqualified deferred compensation.

- In the event of a termination for cause, or a voluntary resignation, the executives would not receive any of the severance payments outlined above and summarized in the tables below.

Outstanding equity awards for NEOs for an involuntary termination without cause, or for resignation for good reason, as applicable, would be treated as follows:

- Performance shares: pro rata portion of the shares that are earned based on our performance will be paid out upon certification of the actual results under each respective grant, based on the following formula: total number of shares awarded (based on actual performance results) multiplied by the number of days of active service following the beginning of the respective performance cycle divided by 1,095 days.

- RSUs: pro rata portion of shares equal to number of days of active service since the grant date divided by 1,095 days.

- NQSOs: the portion of the option that would have otherwise vested over the 12-month period following the date of termination will vest. Any vested NQSOs would be exercisable for the time periods set forth in the respective award agreements, generally one year thereafter (but not beyond the original expiration date).

Potential Payments upon Involuntary Termination without Cause at June 30, 2019 (Non-Change of Control Event)

The following table sets forth quantitative information with respect to potential payments to each NEO or her/his beneficiaries upon termination in various circumstances as described above, assuming termination of employment on June 30, 2019. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary or annual bonus earned through the date of termination or vested equity and nonqualified deferred compensation, as those amounts are reflected in the preceding tables or payments or benefits generally available to all of our salaried employees. Values in the table below with respect to equity are based on $39.11 per share, the closing price of our Class A common stock on June 28, 2019.

NEO	Base Salary Continuation[1] ($)	Stock-Based Awards[2] ($)	Total[3] ($)
Susan D. DeVore	1,947,500	9,201,212	11,148,712
Michael J. Alkire	1,515,250	5,102,396	6,617,646
Craig S. McKasson	1,097,877	3,341,078	4,438,955
Leigh T. Anderson	553,150	1,375,445	1,928,595
David L. Klatsky	486,675	1,419,945	1,906,620

(1) For Ms. DeVore, Mr. Alkire and Mr. McKasson, base salary continuation equals 1.9 times the respective NEO's annual base salary as of June 30, 2019, paid over 24 months following termination without cause or for good reason. For Mr. Anderson and Mr. Klatsky, base salary continuation equals one times annual base salary as of June 30, 2019, paid over 12 months following termination without cause.

(2) Reflects the value of unvested performance shares, RSUs and NQSOs that will vest as a result of the termination of employment not for cause or for good reason, as applicable, based on the excess of the closing sale price of our Class A common stock on June 28, 2019 ($39.11), over the exercise price of stock options and the closing sale price of our Class A common stock on June 28, 2019 ($39.11), for performance shares and RSUs, and assumes the performance for performance shares is at target (100%).

(3)   In addition to the amounts reflected above, additional severance payments may be made for use in paying COBRA insurance premiums or other expenses. These aggregate amounts are estimated to be $14,117, $38,144, $24,687, $16,468 and $11,429 for Ms. DeVore, Mr. Alkire, Mr. McKasson, Mr. Anderson and Mr. Klatsky, respectively.

(4)   In the event of an involuntary termination for cause, or a voluntary resignation, the executives would not receive any of the payments outlined in the table.

Involuntary Termination without Cause or Resignation for Good Reason—Change in Control Event

A termination upon a change in control (as defined in the 2013 Equity Incentive Plan) is a termination without cause or a resignation for good reason, as applicable, within 24 months following a change in control.

For Ms. DeVore, Mr. Alkire and Mr. McKasson, if terminated without cause or for resignation for good reason within 24 months following a change in control (as defined in the 2013 Equity Incentive Plan), the severance we will pay is 2.4 times the respective executive's total annual compensation over 30 months following termination. "Total annual compensation" for this purpose means the sum of the executive's then annual base salary, plus the greater of (i) their target annual incentive plan bonus as of termination, or (ii) the average annual incentive plan bonuses paid during the 36 months preceding employment termination. The severance for Mr. Anderson and Mr. Klatsky is the same as that unrelated to a change in control.

We do not provide our NEOs a "gross-up" of any golden parachute excise taxes under the Code. Our equity award agreements include a "modified cutback" provision. Benefits under these equity awards, the employment agreements and other plans and arrangements covering our NEOs are paid out in full or reduced so that the golden parachute excise tax is avoided, whichever produces a better after-tax result for the NEO.

Outstanding equity awards for NEOs for an involuntary termination or resignation for good reason as applicable, within 24 months following a change in control, would be treated as follows:

- Performance shares: all shares will be paid out upon certification of the anticipated performance relative to performance goals from the start of the respective performance cycle to the date of the change in control.

- RSUs: all unvested shares will vest upon termination within 12 months following a change in control.

- NQSOs: all NQSOs will fully vest upon termination within 12 months following a change in control. Any vested NQSOs would be exercisable for the time periods set forth in the respective award agreements, generally one year thereafter (but not beyond the original expiration date).

Potential Payments upon Involuntary Termination without Cause Due to a Change in Control at June 30, 2019

The following table sets forth quantitative information with respect to potential payments to each NEO or her/his beneficiaries upon termination in various circumstances as described above, assuming termination on June 30, 2019. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary or annual bonus earned through the date of termination or vested equity and nonqualified deferred compensation, as those amounts are reflected in the preceding tables or payments or benefits generally available to all of our salaried employees. Values in the table below with respect to equity are based on $39.11 per share, the closing price of our Class A common stock on June 28, 2019.

NEO	Total Annual Compensation Continuation[1] ($)	Equity Awards[2] ($)	Total[3] ($)
Susan D. DeVore	5,393,400	13,979,301	19,372,701
Michael J. Alkire	3,828,000	7,703,508	11,531,508
Craig S. McKasson	2,733,192	5,116,707	7,849,899
Leigh T. Anderson	553,150	2,400,940	2,954,090
David L. Klatsky	486,675	2,178,637	2,665,312

(1)   For Ms. DeVore, Mr. Alkire and Mr. McKasson, total annual compensation continuation equals 2.4 times the respective NEO's "total annual compensation" as of June 30, 2019, paid over 30 months following termination within 24 months following a change in control. "Total annual compensation" means the sum of the executive's then annual base salary, plus the greater of (i) their target annual incentive plan bonus as of

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termination, or (ii) the average annual incentive plan bonuses paid during the 36 months preceding employment termination. For Mr. Anderson and Mr. Klatsky, base salary continuation equals one times their respective annual base salaries as of June 30, 2019, paid over 12 months following termination after a change in control.

(2) Reflects the value of unvested performance shares, RSUs and NQSOs that will vest as a result of the termination of employment following a change in control based on the excess of the closing sale price of our Class A common stock on June 28, 2019 ($39.11), over the exercise price of stock options and the closing sale price of our Class A common stock on June 28, 2019 ($39.11), for performance shares and RSUs, and assumes the performance for performance shares is at target (100%).

(3) In addition to the amounts reflected above, additional severance payments may be made for use in paying COBRA insurance premiums or other expenses. These aggregate amounts are estimated to be $17,647, $47,680, $30,859, $16,478 and $11,429 for Ms. DeVore, Mr. Alkire, Mr. McKasson, Mr. Anderson and Mr. Klatsky, respectively.

Termination Due to Approved Retirement, Disability or Death

In the event of a termination due to approved retirement (which means a voluntary resignation from our Company on or after attaining age 59.5, or attaining age 55 with five or more years of service), disability or death (other than after a change in control, which is covered above), NEOs would not receive any severance payments. Outstanding equity awards for the NEOs for a termination due to approved retirement, disability or death would be treated as follows:

- Performance shares: pro rata portion of the performance shares will be paid out upon certification of the actual results under each respective grant, based on the following formula: total number of shares (based on actual performance results) multiplied by the number of days of active service following the beginning of the respective performance cycle divided by 1,095 days.

- RSUs: pro rata portion of shares underlying RSUs equal to number of days of active service since the grant date divided by 1,095 days.

- NQSOs: the portion of the option that would have vested over the 12-month period following the date of termination will vest. Any vested NQSOs would be exercisable for the time periods set forth in the respective award agreements, generally one year thereafter (but not beyond the original expiration date).

Potential Payments upon Termination Due to Approved Retirement, Disability or Death at June 30, 2019

The following table sets forth quantitative information with respect to potential payments to each NEO or her/his beneficiaries upon termination in various circumstances as described above, assuming termination on June 30, 2019. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary or annual bonus earned through the date of termination or vested equity and nonqualified deferred compensation, as those amounts are reflected in the preceding tables or payments or benefits generally available to all of our salaried employees. Values in the table below with respect to equity are based on $39.11 per share, the closing price of our Class A common stock on June 28, 2019.

NEO	Base Salary Continuation ($)	Equity Awards[1] ($)	Total ($)
Susan D. DeVore	0	9,201,212	9,201,212
Michael J. Alkire	0	5,102,396	5,102,396
Craig S. McKasson	0	3,341,078	3,341,078
Leigh T. Anderson	0	1,375,445	1,375,445
David L. Klatsky	0	1,419,945	1,419,945

(1) Reflects the value of unvested performance shares, RSUs and NQSOs that will vest as a result of the termination of employment due to retirement, disability or death based on the excess of the closing sale price of our Class A common stock on June 28, 2019 ($39.11), over the exercise price of stock options and the closing sale price of our Class A common stock on June 28, 2019 ($39.11), for performance shares and RSUs, and assumes the performance for performance shares is at target (100%).

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act, we are providing the following disclosure about the relationship of the annual total compensation of our median-paid employee to the annual total compensation of Ms. DeVore, our CEO. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices, and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For fiscal year 2019:

- The median of the annual total compensation of all of our employees, other than Ms. DeVore, was $120,578.
- Ms. DeVore's annual total compensation, as reported in the Total column of the 2019 Summary Compensation Table, was $7,680,983.
- Based on this information, the ratio of the annual total compensation of Ms. DeVore to the median of the annual total compensation of all employees is estimated to be 64 to 1.

As permitted under the applicable SEC rules, to identify our median employee among our employee population, we used annualized target cash compensation (the combination of base salary and annual incentive plan bonus, at target) for all full- and part-time employees as of April 1, 2019, as a consistently applied compensation measure. After identifying the median employee based on annualized target cash compensation, we calculated annual total compensation for that employee using the same methodology we use for our NEOs as set forth in the 2019 Summary Compensation Table.

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COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Following that review and discussion, the Compensation Committee recommended that the Board include the Compensation Discussion and Analysis in our proxy statement to be filed with the SEC in connection with our Annual Meeting and incorporate it by reference in our Annual Report on Form 10-K for the fiscal year ended June 30, 2019, filed with the SEC on August 23, 2019.

Compensation Committee:
William E. Mayer (Chair)
Stephen R. D'Arcy
Marc D. Miller
Richard J. Statuto

Executive Compensation—Role of the Compensation Consultant

During our fiscal year 2019, the Compensation Committee directly retained the services of Mercer LLC to provide advice and recommendations to the Compensation Committee on executive officer and Board of Director compensation programs. Mercer's fees for executive compensation consulting to the Compensation Committee for fiscal year 2019 were approximately $306,000.

During fiscal year 2019, Mercer provided the following services to the Compensation Committee related to executive officer compensation:

- Attended meetings of the Compensation Committee as the Committee's advisor;

- Evaluated the competitive positioning of our executive officers' base salaries, annual incentive and long-term incentive compensation relative to our peer companies;

- Advised on target award levels within the annual and long-term incentive plans and, as needed, on actual compensation actions;

- Assessed the alignment of executive officer compensation levels relative to our performance against our peer companies and relative to the Compensation Committee's articulated compensation philosophy;

- Provided advice on the design of our annual and long-term incentive plans;

- Advised on the performance measures and performance targets for the annual and long-term incentive programs; and

- Evaluated the competitive positioning of the compensation of our independent directors and member-directors and made recommendations for change.

During fiscal year 2019, management retained the services of Mercer to provide compensation and health and welfare consulting, and affiliated MMC companies Marsh and National Economic Research Associates, Inc. to provide insurance services and economic consulting services, respectively. The aggregate fees paid for these services for fiscal year 2019 were approximately $464,000.

Based in part on the policies and procedures Mercer and the Compensation Committee have in place, the Compensation Committee believes that the advice it receives from the executive compensation consultant, a Mercer representative, is objective and not influenced by Mercer's or its affiliates' relationships with Premier. These policies and procedures include:

- The executive compensation consultant receives no incentive or other compensation based on the fees charged to us for other services provided by Mercer or any of its affiliates;

- The executive compensation consultant is not responsible for selling other Mercer or affiliate services to us;

- Mercer's professional standards prohibit the executive compensation consultant from considering any other relationships Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations;

- The Compensation Committee has the sole authority to retain and terminate the executive compensation consultant;

- The executive compensation consultant has direct access to the Compensation Committee without management intervention;

- The Compensation Committee evaluates the quality and objectivity of the services provided by the executive compensation consultant each year and determines whether to continue to retain the consultant; and

- The protocols for the engagement (described below) limit how the executive compensation consultant may interact with management.

While it is necessary for the executive compensation consultant to interact with management to gather information, the Compensation Committee has adopted protocols governing if and when the executive compensation consultant's advice and recommendations can be shared with management. These protocols are included in the Compensation Committee's engagement letter with Mercer. The Compensation Committee also determines the appropriate forum for receiving the executive compensation consultant's recommendations. Where appropriate, management invitees are present to provide context for the recommendations.

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REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE

The following Report of the Audit and Compliance Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent Premier specifically incorporates such information by reference.

The Board of Directors has the ultimate authority for effective corporate governance, including the role of oversight of Premier's management. The Audit and Compliance Committee's purpose is to assist the Board of Directors in fulfilling its responsibilities to Premier and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, the Company's Ethics & Compliance Program as directed by the Chief Ethics and Compliance Officer, and the performance of the internal auditors and independent registered public accounting firm. The Audit and Compliance Committee members' functions are not intended to duplicate or to certify the activities of Premier's management or Premier's independent registered public accounting firm.

The Audit and Compliance Committee also focuses on risk oversight, including financial, legal and regulatory and ethical risks. The Audit and Compliance Committee oversees the cyber risk management program developed by our President of Performance Services and designed to monitor, mitigate and respond to cyber risks, threats and incidents and reviews periodic reports from our President of Performance Services and our independent auditors, including developments in cyber threat environment and cyber risk mitigation efforts. In addition, the Audit and Compliance Committee has established a whistleblower policy to (i) facilitate reporting in good faith any complaint of inappropriate conduct and participation in the investigation of such complaint, (ii) encourage proper individual conduct, (iii) alert the Audit and Compliance Committee of potential issues before such inappropriate conduct has serious adverse consequences and (iv) instill protections for bringing such inappropriate conduct to our Company's attention.

The Audit and Compliance Committee maintains a Conflict Advisory Committee, which provides advice and recommendations to the Audit and Compliance Committee to help ensure that each of our directors and officers can exercise the powers and duties thereof in the best interests of us and our stockholders and not to further the interests of such director or officer or the interests of another person (including a family member) or entity, including any limited partner of Premier LP or any member organization related thereto or affiliated therewith.

One of the key responsibilities of the Audit and Compliance Committee is the appointment and/or retention of the independent registered public accounting firm. As part of its annual evaluation regarding the reappointment of EY as our independent registered public accounting firm, the Audit and Compliance Committee carefully considers EY's qualifications, performance and tenure. The basis for the Audit and Compliance Committee's determination to reappoint EY as our independent registered public accounting firm for fiscal year 2020 is discussed above under "Item 2—Ratification of Appointment of Independent Registered Public Accounting Firm" on page 21. Additional responsibilities of the Audit and Compliance Committee are set forth under its charter and are discussed in more detail under the headings "Committees of the Board of Directors—Audit and Compliance Committee" and "—Conflict Advisory Committee" above.

In its oversight role, the Audit and Compliance Committee relies on the expertise, knowledge and assurances of management, our internal auditors and Ernst & Young LLP ("EY"), our independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements and for the public reporting process. EY is responsible for performing an independent audit of Premier's consolidated financial statements and for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States. In this context, the Audit and Compliance Committee:

- reviewed and discussed with management and EY the fair and complete presentation of Premier's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the fiscal year ended June 30, 2019, and EY's audit of the Company's internal controls over financial reporting for the fiscal year ended June 30, 2019);

- discussed with EY the matters required to be discussed by the auditors with the Audit and Compliance Committee under the applicable rules adopted by the PCAOB and the SEC; and

- received the written disclosures and the letter from EY required by the applicable rules of the PCAOB (Communication with Audit Committees Concerning Independence) and discussed with EY its independence from the Company and its management.

The Audit and Compliance Committee also discussed with Premier's internal auditors and EY the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors and EY the effectiveness of the Company's internal control over financial reporting, the significant accounting policies applied by Premier in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors and EY.

The Audit and Compliance Committee was kept apprised of the progress of management's assessment of Premier's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit and Compliance Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements for the fiscal year ended June 30, 2019 be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2019 for filing with the SEC. The Audit and Compliance Committee has selected EY as the Company's independent registered public accounting firm for fiscal year 2020.

Members of the Audit and Compliance Committee

Ellen C. Wolf, Chair
Stephen R. D'Arcy
Jody R. Davids
David H. Langstaff

EXECUTIVE OFFICERS

The following table lists all of our executive officers who are not also directors. Each of our executive officers will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal. There are no family relationships between any of our executive officers and our directors or director nominees. The business address of each of our executive officers is 13034 Ballantyne Corporate Place, Charlotte, NC 28277. The information provided is as of the Record Date. References to positions held at Premier LP are to positions held at the general partner of Premier LP both before and after our reorganization and IPO.

Executive Officers Who are Not Directors



Age: 56

Title: President

Michael J. Alkire

Experience:

- President of Premier since April 2019
- Chief Operating Officer of Premier (2013 to April 2019), and of PHSI and Premier LP since 2011
- Senior Vice President of Premier from 2004 to 2006 and President of Premier LP from 2006 to 2011
- Member of the board of directors of PHSI and board of managers of Premier Plans from 2011 to 2013
- Member of the board of directors of FFF Enterprises, Inc., a distributor of plasma products, vaccines, biosimilars and other specialty pharmaceuticals and biopharmaceuticals, from 2016 to 2018
- Prior executive experience includes positions at Deloitte & Touche LLP and Cap Gemini Ernst & Young
- Past director on the boards of directors of Global Healthcare Exchange, LLC and the Healthcare Supply Chain Association
- Obtained a bachelor's degree from Indiana State University and a Master of Business Administration from Indiana University



Age: 52

Title: Chief Administrative Officer and Chief Financial Officer

Craig S. McKasson

Experience:

- Chief Administrative Officer of Premier since April 2019, and Senior Vice President and Chief Financial Officer since 2013
- Chief Financial Officer of PHSI and Premier LP since 2010 and Vice President and Corporate Controller of PHSI and Premier LP from 1997 to 2010
- Member of the board of directors and audit committee as well as Chair of the finance committee of Saint Vincent De Paul Village Inc.
- Member of the board of directors of the San Diego State University Fowler College of Business
- Member of the board of managers of Innovatix, LLC since 2010
- Member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants
- Obtained a bachelor's degree in business administration and a Master of Science in accountancy from San Diego State University



Age: 52

Title: President of Performance Services

Leigh T. Anderson

Experience:

- President of Performance Services since July 2018
- Chief Information Officer of Premier from 2016 to 2018 and Chief Operating Officer for Information and Technology Services from 2013 to 2016
- Previously CIO of HealthTrust and Parallon Supply Chain at Hospital Corporation of America, a healthcare service provider consisting of locally-managed hospitals and surgical centers, from 2011 to 2013
- Prior lead informatics roles with Global Healthcare Exchange (GHX), Longmont United Hospital, Whittman-Hart, US West and AT&T
- Previously served on the U.S. governing board of GS1, an international supply chain standards body with over 1,000,000 member companies, and on the board of directors of GHX
- Obtained a bachelor's degree from Hofstra University and a Master of Business Administration from Wake Forest University.



Age: 57

Title: General Counsel

David L. Klatsky

Experience:

- General Counsel of Premier since July 2016
- Partner in the health practice group of McDermott Will & Emery LLP from 1992 to 2016, where he worked extensively with Premier and its affiliated companies since the organization's founding in 1996 through its initial public offering and corporate restructure in 2013 and served as chief outside counsel from 2007 to 2016
- Advised Fortune 500 companies, private equity firms and for-profit and tax-exempt healthcare services clients on the transactional and regulatory aspects of mergers, acquisitions and joint ventures in the healthcare sector and acted as the lead lawyer in a broad cross section of health industry transactions
- Obtained a bachelor's degree from Brown University and a Juris Doctor degree from the University of California—Los Angeles School of Law



Age: 50

Title: Senior Vice President of Supply Chain

David A. Hargraves

Experience:

- Senior Vice President of Supply Chain of Premier since July 2017
- Vice President of Strategic Sourcing of Premier from 2015 to 2017
- Previously Vice President of Clinical Supply Chain at University of Pittsburgh Medical Center from 2006 to 2015
- Prior roles include adjunct professor of sustainable supply chain management at Chatham University, supply chain leadership roles with Alcoa Corporation and Ariba Inc. and hospital corpsman and biomedical equipment technician for the U.S. Navy
- Obtained a Master of Business Administration with a concentration in healthcare finance from Waynesburg University, a bachelor's degree from Duquesne University and an Associates of Science degree in biomedical engineering technology from Penn State University



Age: 57

Title: Senior Vice President of People

Kelli L. Price

Experience:

- Senior Vice President of People of Premier since 2013 and Senior Vice President of People of PHSI and Premier LP since 2009
- Member of Human Resources at Premier LP from 2001 to 2004 and Vice President of Engagement and Performance Excellence at Premier LP from 2004 to 2009
- Previously a senior partner with a North Carolina-based management and organizational development consulting firm
- Served as a North Carolina State Quality Examiner and on the National Board of Examiners for the Malcolm Baldridge National Quality Awards Program
- Obtained a bachelor's degree from the University of North Carolina at Greensboro and a Master of Business Administration from Queens University of Charlotte

OTHER BUSINESS

As of the date of this proxy statement, management does not intend to present, and has not been informed that any other person intends to present, any matter for action not specified in this proxy statement. If any other matters properly come before the Annual Meeting, it is intended that the proxy holders will act on those matters in accordance with their best judgment.

ANNUAL REPORT ON FORM 10-K

A copy of our 2019 Form 10-K, as filed with the SEC, will be mailed without charge to any holder of our common stock upon request. Requests for our 2019 Form 10-K should be addressed to: Investor Relations, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina 28277. The 2019 Form 10-K includes certain exhibits. Copies of the exhibits will be provided only upon receipt of payment covering our reasonable expenses for such copies. The 2019 Form 10-K and exhibits may also be obtained from our website, www.premierinc.com, on the "Investor Relations" page or directly from the SEC's website, www.sec.gov.

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STOCKHOLDER PROPOSALS FOR 2020 ANNUAL MEETING OF STOCKHOLDERS

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2020 annual meeting of stockholders must be received by us no later than the close of business on June 25, 2020 and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2019 proxy statement and form of proxy. The inclusion of any proposal will be subject to applicable rules of the SEC, including Rule 14a-8 of the Exchange Act, as amended from time to time, and timely submission of a proposal does not guarantee its inclusion in our proxy statement.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we are not required to submit such a proposal for consideration at the annual meeting if it is considered untimely. To submit a proposal, a stockholder must be entitled to vote on such proposal at the meeting and must be a stockholder at the time notification of the proposal is provided to us. In accordance with Article I, Section 12 of our Bylaws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after August 8, 2020 and not later than September 7, 2020, provided, that in the event the date of the 2020 annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date of our December 6, 2019 Annual Meeting, your proposal and related notice, in order to be timely, must be received not earlier than the 120th day prior to the 2020 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

All stockholder proposals and related notices must be in the form set forth in Article I, Section 12 of our Bylaws and must be addressed to Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina 28277, Attention: Corporate Secretary. Article I, Section 12 of our Bylaws requires, among other things, that the proposal and related notice must set forth:

(1) (i) a brief description of the business desired to be brought before the annual meeting (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend our Bylaws, the language of the proposed amendment), (ii) the reasons for conducting that business at the annual meeting and (iii) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made;

(3) the class and number of shares of our stock which are owned beneficially and of record by such stockholder and such beneficial owner;

(4) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such business;

(5) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal;

(6) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(7) a description of any agreement, arrangement or understanding with respect to the proposal and/or the voting of shares of any class or series of our stock between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "proponent persons"); and

(8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any of our securities; (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of our stock and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any of our securities.

A stockholder proposing business for the annual meeting must update and supplement the notice required by Article I, Section 12 of our Bylaws so that the information in the notice is true and correct as of the record date for the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Corporate Secretary at our principal executive offices not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). Any stockholder that intends to submit a proposal should read the entirety of the requirements in our Bylaws, particularly Article I, Section 12, which can be found in the Investors section of our website at investors.premierinc.com.

If notice is not timely and properly provided, the persons named as proxy holders for the 2020 annual meeting of stockholders will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the proxy statement for the 2020 annual meeting of stockholders. Only such proposals as are (i) required by the rules of the SEC and (ii) permissible stockholder motions under the Delaware General Corporation Law will be included on the agenda for the 2020 annual meeting of stockholders.

**ALL STOCKHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE
ACCOMPANYING PROXY OR VOTING INSTRUCTION CARD IN THE
ENCLOSED POSTAGE-PAID ENVELOPE.**

THANK YOU FOR YOUR PROMPT ATTENTION TO THIS MATTER.

By Order of the Board of Directors,



Terry D. Shaw
Chair of the Board of Directors

Charlotte, NC
October 23, 2019

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Appendix A

Fiscal Year 2019 Performance—GAAP to non-GAAP Reconciliations

To help our readers understand our past financial performance and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures that are not determined in accordance with GAAP ("Non-GAAP"). Our management regularly uses our supplemental Non-GAAP financial measures to understand, manage and evaluate our business and make operational decisions. To properly and prudently evaluate our business, we urge you to review the reconciliation of these Non-GAAP measures below, as well as those included in our 2019 Form 10-K. To properly and prudently evaluate our business, we encourage you to review the audited consolidated financial statements and related notes included in our 2019 Form 10-K, and to not rely on any single financial measure to evaluate our business. In addition, because EBITDA, Adjusted EBITDA, Segment Adjusted EBITDA, Adjusted Fully Distributed Net Income and Adjusted Fully Distributed Earnings per Share are susceptible to varying calculations, such Non-GAAP financial measures, as presented herein and in our 2019 Form 10-K, may differ from, and may therefore not be comparable to, similarly titled measures used by other companies.

In the accompanying proxy statement, particularly under the heading "Executive Compensation—Compensation Discussion and Analysis," we use the following Non-GAAP financial measures: EBITDA, Adjusted EBITDA, Segment Adjusted EBITDA, and Adjusted Fully Distributed Earnings per Share.

We define EBITDA as net income before loss from discontinued operations, net of tax, interest and investment income, net, income tax expense, depreciation and amortization, and amortization of purchased intangible assets. We define Adjusted EBITDA as EBITDA before merger and acquisition related expenses and non-recurring, non-cash or non-operating items and including equity in net income of unconsolidated affiliates. For all Non-GAAP financial measures, we consider non-recurring items to be income or expenses and other items that have not been earned or incurred within the prior two years and are not expected to recur within the next two years. Such items include certain strategic and financial restructuring expenses. Non-operating items include gains or losses on the disposal of assets and interest and investment income or expense.

We define Segment Adjusted EBITDA as the segment's net revenue less cost of revenue and operating expenses directly attributable to the segment excluding depreciation and amortization, amortization of purchased intangible assets, merger and acquisition related expenses and non-recurring or non-cash items and including equity in net income of unconsolidated affiliates. Operating expenses directly attributable to the segment include expenses associated with sales and marketing, general and administrative, and product development activities specific to the operation of each segment. General and administrative corporate expenses that are not specific to a particular segment are not included in the calculation of Segment Adjusted EBITDA. Segment Adjusted EBITDA also excludes any income and expense that has been classified as discontinued operations.

We define Adjusted Fully Distributed Net Income as net income attributable to us (i) excluding loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the impact of adjustment of redeemable limited partners' capital to redemption amount, (iv) excluding the effect of non-recurring and non-cash items, (v) assuming the exchange of all the Class B common units for shares of Class A common stock, which results in the elimination of non-controlling interest in Premier LP and (vi) reflecting an adjustment for income tax expense on Non-GAAP fully distributed net income before income taxes at our estimated effective income tax rate. We define Adjusted Fully Distributed Earnings per Share as Adjusted Fully Distributed Net Income divided by diluted weighted average shares.

Adjusted EBITDA is a supplemental financial measure used by us and by external users of our financial statements and is considered to be an indicator of the operational strength and performance of our business. Adjusted EBITDA allows us to assess our performance without regard to financing methods and capital structure and without the impact of other matters that we do not consider indicative of the operating performance of our business. More specifically, Segment Adjusted EBITDA is the primary earnings measure we use to evaluate the performance of our business segments.

We use Adjusted EBITDA, Segment Adjusted EBITDA, Adjusted Fully Distributed Net Income and Adjusted Fully Distributed Earnings per Share to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of factors and trends affecting our business. We believe Adjusted EBITDA and Segment Adjusted EBITDA assist our Board of Directors, management and investors in comparing our operating performance on a consistent basis from period to period because they remove the impact of earnings elements attributable to our asset base (primarily depreciation and amortization), certain items outside the control of our management team, e.g., taxes, other non-cash items (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation), non-recurring items (such as strategic and financial restructuring expenses) and income and expense that has been classified as discontinued operations from our operating results. We believe Adjusted Fully Distributed Net Income and Adjusted Fully Distributed Earnings per Share assist our Board of Directors, management and investors in comparing our net income and earnings per share on a consistent basis from period to period because these measures remove non-cash (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation) and non-recurring items (such as strategic and financial restructuring expenses), and eliminate the variability of non-controlling interest that results from member owner exchanges of Class B common units into shares of Class A common stock.

Despite the importance of these Non-GAAP financial measures in analyzing our business, determining compliance with certain financial covenants in our credit facility, measuring and determining incentive compensation and evaluating our operating performance relative to our competitors, these Non-GAAP financial measures are not measurements of financial performance under GAAP, may have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, net income, cash flows from operating activities, or any other measure of our performance derived in accordance with GAAP.

Some of the limitations of EBITDA, Adjusted EBITDA and Segment Adjusted EBITDA include that they do not reflect: our capital expenditures or our future requirements for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; the interest expense or the cash requirements to service interest or principal payments under our credit facility; income tax payments we are required to make; and any cash requirements for replacements of assets being depreciated or amortized. In addition, EBITDA, Adjusted EBITDA and Segment Adjusted EBITDA, are not measures of liquidity under GAAP, or otherwise, and are not alternatives to cash flows from operating activities. Some of the limitations of Adjusted Fully Distributed Net Income and Adjusted Fully Distributed Earnings per Share are that they do not reflect income tax expense or income tax payments we are required to make and they are not measures of profitability under GAAP.

Non-recurring and non-cash items excluded in our calculation of Adjusted EBITDA, Segment Adjusted EBITDA and Adjusted Fully Distributed Net Income consist of stock-based compensation, strategic and financial restructuring expenses, acquisition and disposition related expenses, remeasurement of TRA liabilities, ERP implementation expenses, acquisition related adjustment—revenue, remeasurement gain attributable to acquisition of Innovatix, LLC, loss on disposal of long-lived assets, loss on FFF put and call rights, impairment on investments, income and expense that has been classified as discontinued operations and other expense. More information about certain of the more significant items follows below.

Stock-based compensation

In addition to non-cash employee stock-based compensation expense, this item includes non-cash stock purchase plan expense of $0.4 million during each of the years ended June 30, 2019 and 2018.

Acquisition and disposition related expenses

Acquisition related expenses include legal, accounting and other expenses related to acquisition activities and gains and losses on the change in fair value of earn-out liabilities. Disposition related expenses include severance and retention benefits and financial advisor fees and legal fees related to disposition activities.

Strategic and financial restructuring expenses

This item represents legal, accounting and other expenses directly related to strategic and financial restructuring activities.

Remeasurement of TRA liabilities

We record tax receivable agreement ("TRA") liabilities based on 85% of the estimated amount of tax savings we expect to receive, generally over a 15-year period, which are attributable to the initial purchase of Class B common units from the member owners made concurrently with our initial public offering and subsequent exchanges by member owners of Class B common units into Class A common stock or cash. Tax payments made under the TRA will be made to the member owners as we realize tax benefits. Determining the estimated amount of tax savings we expect to receive requires judgment as deductibility of goodwill amortization expense is not assured and the estimate of tax savings is dependent upon the actual realization of the tax benefit and the tax rates in effect at that time.

Changes in estimated TRA liabilities that are the result of a change in tax accounting method, including the impacts of the TCJA, are recorded as a component of other operating income or selling, general and administrative expenses. Changes in estimated TRA liabilities that are related to new basis changes as a result of the exchange of Class B common units for a like number of shares of Class A common stock or as a result of departed member owners are recorded as an increase to additional paid-in capital.

The adjustment to TRA liabilities for the year ended June 30, 2018 is primarily attributable to the 14% decrease in the U.S. federal corporate income tax rate, which occurred as a result of the TCJA that was enacted on December 22, 2017.

ERP implementation expenses

ERP implementation expenses represent implementation and other costs associated with the implementation of components of our enterprise resource planning ("ERP") system.

Acquisition related adjustment—revenue

Includes non-cash adjustments to deferred revenue of acquired entities of $0.3 million for the year ended June 30, 2018. Business combination accounting rules require us to record a deferred revenue liability at its fair value only if the acquired deferred revenue represents a legal performance obligation assumed by the acquirer. The fair value is based on direct and indirect incremental costs of providing the services plus a normal profit margin. Generally, this results in a reduction to the purchased deferred revenue balance, which was based on upfront software license update fees and product support contracts assumed in connection with acquisitions. Because these support contracts are typically one year in duration, our GAAP revenues for the one-year period subsequent to the acquisition of a business do not reflect the full amount of support revenues on these assumed support contracts that would have otherwise been recorded by the acquired entity. The Non-GAAP adjustment to software license update fees and product support revenues is intended to include, and thus reflect, the full amount of such revenues.

Gain or loss on FFF put and call rights

Pursuant to a shareholders' agreement entered into in connection with our equity investment in FFF Enterprises, Inc. ("FFF") on July 26, 2016, which shareholders' agreement was amended and restated November 22, 2017, the majority shareholder of FFF holds a put right that provides such shareholder the right to require us to purchase (i) up to 50% of its interest in FFF, which is exercisable beginning on July 26, 2020, the fourth anniversary of the investment closing date, and (ii) all or a portion of its remaining interest in FFF 30 calendar days after on or after December 31, 2020. Any such required purchases are to be made at a per share price equal to FFF's EBITDA over the 12 calendar months prior to the purchase date multiplied by a market adjusted multiple, adjusted for any outstanding debt and cash and cash equivalents ("Equity Value per Share"). In addition, the amended and restated shareholders' agreement provides us with a call right requiring the majority shareholder to sell its remaining interest in FFF to us, which is exercisable at any time within the later of 180 calendar days after the date of a Key Man Event (generally defined in the amended and restated shareholders' agreement as the resignation, termination for cause, death or disability of the majority shareholder) or 30 calendar days after December 31, 2020. In the event that the FFF put or call rights are exercised, the purchase price for the additional interest in FFF will be at a per share price equal to the Equity Value per Share.

The fair values of the FFF put and call rights were determined based on the Equity Value per Share calculation using unobservable inputs, which included the estimated FFF put and call rights' expiration dates, the forecast of FFF's EBITDA over the option period, forecasted movements in the overall market and the likelihood of a Key Man Event. Significant changes to the Equity Value per Share resulting from changes in the unobservable inputs could have a significant impact on the fair values of the FFF put and call rights. For fiscal year 2019, the loss on the FFF put and call rights of approximately $17 thousand resulted from the decrease in the fair value of the call right asset of approximately $406 thousand and an increase in the fair value of the put right liability of approximately $389 thousand. For fiscal year 2018, the loss on the FFF put and call rights of approximately $22.0 million resulted from the decrease in the fair value of the call right asset of approximately $4.0 million and increase in the fair value of the put right liability of approximately $18.0 million.

The shareholders' agreement referred to above was amended and restated on July 29, 2019 to provide that the entirety of the put right is now exercisable, on an all or nothing basis, on or after April 15, 2023. As this amendment was after the end of fiscal year 2019, it has no impact on the financial information above.

Impairment on investments

During the year ended June 30, 2018, we determined that we were unlikely to recover our investment in PharmaPoint, LLC, and as a result recognized an other-than-temporary impairment of $4.0 million. We account for our investment in PharmaPoint using the equity method of accounting and include the investment as part of the Supply Chain Services segment.

Adjustment to Non-GAAP Adjusted Fully Distributed Earnings per Share

As reported in our 2019 Form 10-K, revenue, Non-GAAP Adjusted EBITDA, and Non-GAAP Adjusted EPS set forth in the tables below are based solely on continuing operations.

Neutralize the Impact of the Tax Cuts and Jobs Act

We have removed the financial related impact ($0.47 per share and $0.24 per share in fiscal year 2019 and 2018, respectively) resulting from the comprehensive tax legislation enacted through the TCJA for purposes of calculating Non-GAAP Adjusted Fully Distributed Earnings per Share when determining performance levels associated with performance share awards that vested on June 30, 2019 and 2018.

Adjustment for Discontinued Specialty Pharmacy Operations

For purposes of calculating Non-GAAP Adjusted Fully Distributed Earnings per Share when determining performance levels associated with performance share awards that vested on June 30, 2019, we have adjusted Non-GAAP Adjusted Fully Distributed Earnings per Share ((0.01) per share in fiscal 2019) to reflect the results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit. For comparability purposes, fiscal 2018 has also been adjusted (0.01 per share in fiscal 2018) to reflect the impact of our discontinued Specialty Pharmacy business unit.

New Revenue Standard

We adopted Topic 606 ("New Revenue Standard") effective July 1, 2018 using the modified retrospective approach. The modified retrospective approach resulted in recognizing the cumulative effect of initially applying Topic 606 as

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an adjustment to the opening balance of equity at July 1, 2018 for contracts that were not complete at that date. Therefore, the comparative information has not been adjusted and continues to be reported under Topic 605 ("Previous Revenue Standard"). In the reconciliation tables below, fiscal 2018 information is presented using the Previous Revenue Standard. For additional information regarding the New Revenue Standard and the Previous Revenue Standard please refer to *Note 2—Significant Accounting Policies* of our 2019 Form 10-K for more information.

Non-GAAP EBITDA and Adjusted EBITDA Reconciliation

The following table shows the reconciliation of net income from continuing operations to Adjusted EBITDA for the periods presented (in thousands):

	Year Ended June 30,	
	2019	**2018 (previous revenue standard)**
Net income from continuing operations	$ 334,677	$ 258,007
Interest and investment loss, net	2,471	5,300
Income tax expense	33,462	259,526
Depreciation and amortization	86,879	70,624
Amortization of purchased intangible assets	53,285	52,801
EBITDA	510,774	645,898
Stock-based compensation	29,396	29,235
Acquisition and disposition related expenses	13,154	8,335
Strategic and financial restructuring expenses	7	2,512
Remeasurement of tax receivable agreement (TRA) liabilities	—	(177,174)
ERP implementation expenses	872	1,000
Acquisition related adjustment—revenue	141	300
Loss on disposal of long-lived assets	6,681	2,376
Loss on FFF put and call rights	17	22,036
Impairment on investments	—	5,002
Adjusted EBITDA	**$ 561,042**	**$ 539,520**
Segment Adjusted EBITDA:		
Supply Chain Services	$ 548,029	$ 531,851
Performance Services	129,147	123,429
Corporate	(116,134)	(115,760)
Adjusted EBITDA	**$ 561,042**	**$ 539,520**

Non-GAAP Adjusted Fully Distributed Net Income Reconciliation

The following table provides the (i) reconciliation of net (loss) income attributable to stockholders to Non-GAAP Adjusted Fully Distributed Net Income and (ii) reconciliation of the numerator and denominator for earnings per share attributable to stockholders to Non-GAAP Adjusted Fully Distributed Earnings per Share for the periods presented (in thousands):

	Year Ended June 30,	
	2019	2018 (previous revenue standard)
Net (loss) income attributable to stockholders	$ (8,944)	$ 190,882
Adjustment of redeemable limited partners' capital to redemption amount	118,064	(157,581)
Net income attributable to non-controlling interest in Premier LP	174,959	224,269
Loss from discontinued operations, net of tax	50,598	437
Income tax expense	33,462	259,526
Amortization of purchased intangible assets	53,285	52,801
Stock-based compensation	29,396	29,235
Acquisition and disposition related expenses	13,154	8,335
Strategic and financial restructuring expenses	7	2,512
Remeasurement of tax receivable agreement (TRA) liabilities	—	(177,174)
ERP implementation expenses	872	1,000
Acquisition related adjustment—revenue	141	300
Loss on disposal of long-lived assets	6,681	2,376
Loss on FFF put and call rights	17	22,036
Impairment on investments	—	5,002
Non-GAAP adjusted fully distributed income before income taxes	471,692	463,956
Income tax expense on fully distributed income before income taxes[a]	122,640	148,545
Non-GAAP Adjusted Fully Distributed Net Income	**$349,052**	**$ 315,411**
Reconciliation of denominator for earnings (loss) per share attributable to stockholders to Non-GAAP Adjusted Fully Distributed Earnings per Share		
Weighted average:		
Common shares used for basic earnings per share and diluted earnings (loss) per share	59,188	53,518
Potentially dilutive shares	1,081	822
Conversion of Class B common units	70,827	83,000
Weighted average fully distributed shares outstanding—diluted	**131,096**	**137,340**

(a) Reflects income tax expense at an estimated effective income tax rate of 26% of Non-GAAP adjusted fully distributed net income before income taxes for the year ended June 30, 2019 and 32% of Non-GAAP adjusted fully distributed income before income taxes for the year ended June 30, 2018.

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Non-GAAP Adjusted Fully Distributed Earnings Per Share Reconciliation

The following table provides the reconciliation of earnings per share attributable to stockholders to Non-GAAP Adjusted Fully Distributed Earnings per Share for the periods presented:

	Year Ended June 30,	
	2019	2018 (previous revenue standard)
(Loss) earnings per share attributable to stockholders	$(0.15)	$ 3.57
Adjustment of redeemable limited partners' capital to redemption amount	1.99	(2.94)
Net income attributable to non-controlling interest in Premier LP	2.96	4.19
Loss from discontinued operations, net of tax	0.85	0.01
Income tax expense	0.57	4.85
Amortization of purchased intangible assets	0.90	0.99
Stock-based compensation	0.50	0.55
Acquisition and disposition related expenses	0.22	0.16
Strategic and financial restructuring expenses	—	0.05
Remeasurement of tax receivable agreement (TRA) liabilities	—	(3.31)
ERP implementation expenses	0.01	0.02
Acquisition related adjustment—revenue	—	0.01
Loss on disposal of long-lived assets	0.11	0.04
Loss on FFF put and call rights	—	0.41
Impairment on investments	—	0.09
Impact of corporation taxes[a]	(2.07)	(2.78)
Impact of dilutive shares[b]	(3.23)	(3.61)
Non-GAAP Adjusted Fully Distributed Earnings Per Share	**$ 2.66**	**$ 2.30**
Neutralization impact of TCJA[c]	(0.47)	(0.24)
Adjustments due to Specialty Pharmacy discontinued operations[d]	(0.01)	0.01
Non-GAAP Adjusted Fully Distributed Earnings Per Share—Neutralized for TCJA and Adjusted for Specialty Pharmacy Discontinued Operations	**$ 2.18**	**$ 2.07**

(a) Reflects income tax expense at an estimated effective income tax rate of 26% of Non-GAAP adjusted fully distributed net income before income taxes for the year ended June 30, 2019 and 32% of Non-GAAP adjusted fully distributed income before income taxes for the year ended June 30, 2018.

(b) Reflects impact of dilutive shares, primarily attributable to the assumed conversion of all Class B common units for Class A common stock.

(c) Reflects the removal of the financial impact resulting from the comprehensive tax legislation enacted through the TCJA for purposes of calculating Non-GAAP Adjusted Fully Distributed Earnings per Share when determining performance levels for fiscal years 2019 and 2018.

(d) For fiscal 2019, amount has been adjusted to reflect results from our discontinued Specialty Pharmacy business unit based on that unit's forecasted full year financial results using actual performance as of March 31, 2019, which was the final, fully completed fiscal month before we announced the disposition of the business unit, and for comparability purposes, fiscal 2018 has also been adjusted to reflect the impact of our discontinued Specialty Pharmacy business unit for 2018.

